CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED [redacted]
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 18 [redacted] lier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG ... KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://...

DIRECT FAX: (852) 2757 5669

06018465

Ref: CSD-L074-06
Exemption No. #82-4203

November 2, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 13 2006
WASH. D.C.
213

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Annual Report, Interim Report and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

PROCESSED
NOV 16 2006
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/bc

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L074-06
Exemption No. #82-4203

November 2, 2006

BY COURIER

COPY

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Annual Report, Interim Report and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

pls sign & return X

Acknowledge Receipt :

Date ______________________

Encl

NK/AM/hc

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2005

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2005, together with the comparative figures for the corresponding period in 2004 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2005

		Unaudited Six months ended 30th September,	
			(Restated)
		2005	2004
	Notes	*HK$'000*	*HK$'000*
Turnover	3	2,744,598	1,794,701
Cost of sales		(2,277,155)	(1,506,779)
Gross profit		467,443	287,922
Other operating income		83,048	39,720
Selling and distribution costs		(137,631)	(70,826)
Administrative expenses		(49,119)	(44,567)
Other operating expenses		(19,751)	(27,682)
Finance costs		(34,229)	(10,148)
Share of results of associates		(2,235)	(1,660)
Share of results of jointly controlled entities		(74)	(129)
Profit before taxation	4	307,452	172,630
Taxation	5	(83,414)	(32,209)
Profit for the period		224,038	140,421
Profit attributable to:			
Equity holders of the Company		196,341	124,752
Minority interests		27,697	15,669
		224,038	140,421
Interim dividend	6	105,861	55,716
Earnings per share	7	70.5 cents	44.8 cents
Dividend per share			
Interim		20 cents	20 cents
Special		18 cents	–

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2005

	Notes	Unaudited 30th September, 2005 HK$'000	Audited and restated 31st March, 2005 HK$'000
Non-current assets			
Investment properties		378,029	381,554
Property, plant and equipment		1,156,617	1,160,662
Properties under development		9,216	8,901
Goodwill		201,944	83,576
Negative goodwill		–	(12,244)
Intangible assets		102,514	46,842
Interests in associates		13,482	16,484
Interests in jointly controlled entities		115,028	64,903
Available-for-sale investments		18,864	–
Investments in securities		–	13,744
Club debenture		–	2,169
Deferred tax assets		12,983	12,497
Fixed deposits		46,560	241,800
		2,055,237	2,020,888
Current assets			
Inventories		270,545	249,965
Properties for sale		524,947	657,609
Debtors, deposits and prepayments	8	903,250	868,399
Amounts due from associates		57,712	24,100
Amounts due from jointly controlled entities		123,892	86,442
Amounts due from customers for contract work		404,068	344,674
Investments held for trading		1,209,773	–
Investments in securities		–	1,115,729
Other unlisted investments		–	45,915
Bank balances and cash equivalents		1,091,941	1,017,747
		4,586,128	4,410,580
Current liabilities			
Creditors, deposits and accruals	9	1,052,006	1,254,737
Unearned insurance premiums – due within one year		37,706	53,933
Outstanding insurance claims		310,430	338,074
Amounts due to associates		2,587	1,892
Amounts due to customers for contract work		192,506	107,270
Bills payable		12,492	24,133
Obligations under finance leases		2,554	3,543
Deferred service income		23,428	23,342
Derivative financial instruments		3,580	–
Provision for taxation		48,375	11,733
Bank loans		1,301,725	1,266,437
Other loans		401	250
Bank overdrafts, unsecured		7,039	1,895
		2,994,829	3,087,239
Net current assets		1,591,299	1,323,341
		3,646,536	3,344,229

	Unaudited 30th September, 2005 HK$'000	Audited and restated 31st March, 2005 HK$'000
Capital and reserves		
Share capital	348,228	348,228
Reserves	2,317,588	2,184,381
Equity attributable to equity holders of the Company	2,665,816	2,532,609
Minority interests	274,298	286,688
Total Equity	2,940,114	2,819,297
Non-current liabilities		
Bank loans	565,642	412,110
Other loans	8,895	2,105
Unearned insurance premiums – over one year	19,425	27,784
Deferred tax liabilities	111,414	81,064
Obligations under finance leases	1,046	1,869
	706,422	524,932
	3,646,536	3,344,229

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2005

1. **Basis of preparation and accounting policies**

   The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **Principal accounting policies**

   The condensed financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

   The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2005 except as described below.

   In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods commencing on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied restrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented.

   Business combinations

   In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

   Goodwill

   In previous periods, goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and goodwill arising on acquisition on or after 1st April, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves has been transferred to the Group's retained profits on 1st April, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1st April, 2005 onwards and goodwill will be tested for impairment at least annually and in the financial year in which the acquisition takes place. Goodwill arising on acquisition after 1st April, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period.

   Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

   In previous periods, negative goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves and was credited to income statement at the time of disposal of relevant subsidiaries or associates. Negative goodwill arising on acquisitions after 1st April, 2001 was presented as a deduction from assets and released to income statement based on an analysis of the circumstances from which the balance resulted. In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities

and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in income statement in the period in which the acquisition takes place. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1st April, 2005 (of which negative goodwill of HK$26,459,000 was previously recorded in reserve and of HK$12,244,000 was previously presented as a deduction from assets), with a corresponding increase to retained profits.

Contingent liabilities of acquirees
In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As a result of this change in accounting policy, contingent liabilities of an acquiree with fair value of HK$1,000,000 measured at the date of an acquisition that took place in the current period have been recognised on the balance sheet. In addition, because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1st January, 2005, comparative figures have not been restated.

Financial instruments
In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 has had no material effect on the presentation of the current period financial statement. HKAS 39, which is effective for accounting periods beginning on or after 1st January, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities
The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt and equity securities previously accounted for under the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24
At 31st March, 2005, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1st April, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Investments in securities classified as "non-trading securities" under SSAP 24 had been reclassified as available-for-sale and accordingly, no adjustment is required. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities
From 1st April, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method. The application of HKAS 39 has had no material effect on financial assets and financial liabilities other than debt and equity securities.

Derivatives and hedging
By 31st March, 2005, the Group's derivative financial instruments, mainly comprised interest rate and currency swaps, were used to manage the Group's exposure to interest rate and foreign exchange fluctuation. The derivatives were previously recorded off balance sheet except for net interest settlement arising on the derivatives, which were previously accounted for on an accrual basis.

From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designed as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. All derivatives are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

The Group has applied the relevant transitional provisions in HKAS 39, resulting in the recognition of fair value on derivatives as at 1st April, 2005.

Owner-occupied leasehold interests in land
In previous periods, owner-occupied leasehold interests in land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis and less accumulated impairment losses. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. This change in accounting policy has been applied retrospectively.

Investment properties
In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under SSAP 13 were measured at open market value, with revaluation surplus or deficits credited or charged to the investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The new accounting policy has been applied retrospectively and elected to apply HKAS 40 from 1st April, 2005 onwards. The amount held in investment property revaluation reserve has been transferred to the Group's retained profits on 1st April, 2005. Comparative figures for 2004 have been restated.

The adoption of HKAS 40 has also resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous periods, property with 15% or less by area or value that was occupied by the Company or another company in the Group would normally be regarded as an investment property in its entirely even though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately (or leased out separately under a finance lease), an entity accounts for the portions separately. If the portion could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. In the current period, the Group applied HKAS 40 and has reclassified certain owner-occupied properties that could be sold separately (or leased out separately under a finance lease) from investment properties to property, plant and equipment retrospectively. Comparative figures for 2004 have been restated.

Deferred taxes related to investment properties
In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20). In the current period, the Group has applied HKAS Interpretation 21 ("INT-21") "Income Taxes - Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS INT-21, this change in accounting policy has been applied retrospectively. Comparative figures for 2004 have been restated.

3. **Segment Information**
An analysis of the Group's turnover and contribution to operating profit by business segments and turnover by geographical segments is as follows:

(a) **By business segments**

For the six months ended 30th September, 2005

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communications technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	1,222,057	548,530	419,359	296,408	304,231	2,790,585
Inter-segment sales	(137)	(15,646)	(22,809)	(4,563)	(2,832)	(45,987)
External sales	1,221,920	532,884	396,550	291,845	301,399	2,744,598
RESULTS						
Segment results	93,969	68,696	144,469	10,927	22,217	340,278
Unallocated corporate expenses						(5,451)
Interest income						9,163
Finance costs						(34,229)
Share of results of associates	810	–	–	(45)	(3,000)	(2,235)
Share of results of jointly controlled entities	394	–	(468)	–	–	(74)
Profit before taxation						307,452
Taxation						(83,414)
Profit for the period						224,038

For the six months ended 30th September, 2004

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communications technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	986,404	134,020	205,092	294,683	216,737	1,836,936
Inter-segment sales	(134)	(7,544)	(20,937)	(4,646)	(8,974)	(42,235)
External sales	986,270	126,476	184,155	290,037	207,763	1,794,701
RESULTS						
Segment results	82,353	20,894	66,145	1,480	12,576	183,448
Unallocated corporate expenses						(3,812)
Interest income						4,931
Finance costs						(10,148)
Share of results of associates	(1,244)	–	–	(24)	(392)	(1,660)
Share of results of jointly controlled entities	(117)	–	(12)	–	–	(129)
Profit before taxation						172,630
Taxation						(32,209)
Profit for the period						140,421

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

(b) By geographical segments

	Turnover Six months ended 30th September, 2005 *HK$'Million*	2004 *HK$'Million*
Hong Kong	1,721	1,162
Mainland China	326	110
Singapore	83	96
Thailand	34	36
Canada	186	165
U.S.A.	52	51
Europe	189	110
Australia	77	52
Others	77	13
	2,745	1,795

4. Profit before taxation

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
Profit before taxation is arrived at after charging (crediting):		
Cost of inventories recognised as expenses	583,281	567,223
Depreciation on property, plant and equipment	53,090	33,387
Staff costs, including directors' emoluments	354,058	302,965
Less: Amount capitalised to contract work	(29,264)	(29,287)
	324,794	273,678
Operating lease payment in respect of leasing of:		
Premises	20,030	8,724
Others	3,507	5,187

5. **Taxation**

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
The Company and subsidiaries		
Current year profits tax		
Hong Kong	20,948	23,582
Overseas	32,944	6,730
Deferred taxation	29,522	1,897
	83,414	32,209

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

6. **Interim dividend**

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
Interim dividend of HK20 cents (2004: HK20 cents) per share	55,716	55,716
Special dividend of HK18 cents (2004: Nil) per share	50,145	–
	105,861	55,716

7. **Earnings per share**

Basic earnings per share are calculated based on the profit for the period of HK$196,341,000 (2004: HK$124,752,000) and on the number of ordinary shares of 278,582,000 (2004: 278,582,000) in issue during the period.

8. **Debtors, deposits and prepayments**

Included in debtors, deposits and prepayments are trade debtors of HK$462,632,000 (31st March, 2005: HK$453,215,000).

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
0–60 days	378,789	333,932
61–90 days	18,751	34,210
Over 90 days	65,092	85,073
Total	462,632	453,215

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

9. **Creditors, deposits and accruals**

Included in creditors, deposits and accruals are trade creditors of HK$307,193,000 (31st March, 2005: HK$348,191,000).

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
0–60 days	188,620	226,605
61–90 days	11,398	10,012
Over 90 days	107,175	111,574
Total	307,193	348,191

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK20 cents (2004: HK20 cents) per share and a special dividend of HK18 cents (2004: Nil) per share for the six months ended 30th September, 2005 payable on Thursday, 12th January, 2006 to shareholders whose names appear on the Register of Members of the Company on Friday, 6th January, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 3rd January, 2006 to Friday, 6th January, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 30th December, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2005, the Group sustained growth momentum and recorded an increase in both turnover and profit. The Group's turnover increased by 53% from HK$1,795 million in the last corresponding period to HK$2,745 million and profit attributable to equity holders of the Company increased 57% from HK$125 million to HK$196 million.

Construction and Engineering

During the period under review, the turnover of this sector increased from HK$986 million to HK$1,222 million, representing an increase of 24%, attributable to the increase in business volume of the pipe technology division, building construction division and the electrical and mechanical engineering division. The segment's overall profit recorded slight improvement from HK$82 million to HK$94 million as the performances of the businesses in the segment were still affected by the contraction in construction contracts in Hong Kong in the previous years.

The lifts and escalators market remained extremely competitive and the division's profit declined slightly. The aluminium windows and curtain walls division also faced similar situation with contracts on hand also reducing. The contracts undertaken during the period included Tower 21 in Union Square of the Kowloon MTR Station and Nina Tower I & II in Tsuen Wan (one of the Hong Kong tallest skyscrapers). In addition to Hong Kong and the PRC market, the aluminium windows division also expanded its presence in Japan.

Chevalier Pipe Technologies ("CPT") is a young company established in the last financial year as the holding company for the Group's pipe rehabilitation and technologies business. During the review period, CPT's performance met the Group's expectations with increased turnover and improved profitability. Having attained the critical turnover level in the last financial year sufficient for supporting the international infrastructure costs of its three production facilities and operations in Hong Kong and eight countries, CPT is expected to become a profit contributor to the Group starting this financial year. The Group expects to see marked increase in operational efficiency of its pipe rehabilitation business, putting CPT among leading pipe technology companies in the world. In the coming few years, the management will focus on expanding sales to drive profitability. CPT will continue to invest in its sales and distribution network and new products, mainly in the US and selected European and Asian markets, to enhance its medium and long term return.

During the period under review, the total value of the Group's building construction and civil engineering works on hand amounted to approximately HK$780 million. Affected by market competition, contribution from this sector declined slightly. New building construction contracts undertaken during the period included the Hong Kong Community College Development at Hong Kong Polytechnic University, which is expected to be completed in mid-2007.

Contribution from the environmental, electrical and mechanical engineering divisions improved with all projects on hand progressing smoothly. The environmental contracts included enhancement of the Hypochlorite Dosing Plant for CLPP Power Station and the supply and installation of Combined Heat and Power Generating Set System at the Shek Wu Hui Sewage Treatment Works. A new project – the supply and installation of electrical and mechanical equipment for the Tai Po Sewage Treatment Works Stage V Phase I – was secured during the period. The electrical and mechanical contracts on hand included that for a hotel development in Hunghom Bay, mechanical installation for Wynn Resorts and HVAC System Installation for Grand Lisboa Hotel and Casino in Macau.

Insurance and Investment

During the period under review, the turnover of this sector increased from last year's HK$126 million to HK$533 million. The investment division contributed HK$435 million more while the insurance division brought in HK$28 million less than the previous period. While the insurance underwriting business was adversely affected by keen market competition and thus only made a slight profit, the investment business recorded significant gains as the equity market recovered strongly during the period. Currently, the majority of the Group's investments are in fixed income and structured deposits. The management will continue to maintain a balanced portfolio so as to generate stable income and capture reasonable returns from its investments in the medium to long term.

Property and Hotel

During the period under review, the turnover of this sector increased from HK$184 million to HK$397 million. The overall performance of this segment improved mainly due to the sales contribution from Chevalier Place in Shanghai and buttress of the recovering property market in Hong Kong.

Capitalising on the bullish climate of the PRC property market early this year before the Chinese government stepped up its economic austerity measures, the Group unloaded two-third of the units of its luxury residential property Chevalier Place in Shanghai, generating total proceeds of approximately HK$500 million, of which HK$254 million was booked for the current period. In addition, the storage capacity of the Group's 18-storey cold storage warehouse in Kwai Chung was fully occupied during the period, and rental from its other investment properties in Hong Kong and overseas also improved.

The Group cautiously expanded its real estate development projects in selected cities on the Mainland. Adding to its portfolio was the recent acquisition of 44% interest in a residential property project in the Beijing Feng Rui Residential area. The luxury villa development project will have a total floor area of approximately 200,000 sq.m. The Group has forged partnerships with various local and Hong Kong companies in Chengdu, Shenzhen, Beijing and Dongguan for residential and commercial property development projects. The total gross floor area of these projects is estimated at over 1.8 million sq.m. and some of those projects are expected to start contributing revenue from 2007.

Other Businesses

During the period under review, the profit of the computer and information communications technology business increased from HK$1.5 million to HK$11 million. Such performance was the result of the steady growth of the notebook computer division, recovery of the business machine division and efficient cost control.

The Group's first step into the lifestyle food and beverage business through the acquisition of Pacific Coffee has been very successful. Despite the significant increase in market rents, Pacific Coffee was able to continue to find and establish profitable stores. Currently, it has 42 stores in Hong Kong, 6 in Singapore and 1 in Beijing. In addition to establishing foothold in the PRC market in Beijing and Shanghai initially, Pacific Coffee will focus on building a strong regional team and local management teams to ensure quality in the long term. The Group expects its food and beverage business to become the major growth engine of this segment in the coming years.

PROSPECTS

The Group continued to benefit from its diversified business portfolio during the last few years adding to its new recurring income streams. Our view has been that asset value surges would have the support of strong economic fundamentals and we saw affirmation in the strong GDP growth in Hong Kong recorded during the interim period. Although surging oil price and interest rates have exerted pressure on corporate earnings, the impacts are expected to be compensated by the surge in asset value. In addition, as cooperation between Hong Kong and the Mainland increases, recovery of the Hong Kong economy is expected to continue and Hong Kong stands prime to benefit from opportunities in the rapidly developing China economy.

The inflationary trend is gaining momentum in Hong Kong and the Group expects it to continue into next year. Ongoing strong employment and wage growth will buffer interest rate hike and provide strong and solid foundation for economy growth in the coming year. As there is often a time lag between increase in construction activities and the turnaround of the local economy, the Group expects to see an increase in construction related contracts in 2007 and will focus on securing them. With the contribution from the lifestyle food and beverage business it acquired in May this year, and rising demand for residential properties in second tier cities on the Mainland which it is serving, the Group is all geared up to bring maximum returns to its shareholders in the coming year.

FINANCIAL REVIEW

As at 30th September, 2005, the Group's total net assets attributable to equity holders of the Company amounted to HK$2,666 million (HK$2,533 million as at 31st March, 2005).

As at 30th September, 2005, total debt to equity ratio was 71% (67% as at 31st March, 2005) and net debt to equity ratio was 28% (17% as at 31st March, 2005), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the above total net assets of HK$2,666 million (HK$2,533 million as at 31st March, 2005).

As at 30th September, 2005, the Group's bank and other borrowings amounted to HK$1,887 million (HK$1,688 million as at 31st March, 2005). Cash and deposit at bank including pledged deposits amounted to HK$1,139 million (HK$1,260 million as at 31st March, 2005) and hence net borrowings amounted to HK$748 million (HK$428 million as at 31st March, 2005). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$100 million are hedged to fixed rates through Interest Rate Swap Agreements (HK$100 million as at 31st March, 2005).

Finance costs for the period amounted to HK$34 million, (HK$10 million for the corresponding period last year). The increase was due to increases in both the total borrowings and interest rates.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

The Company has provided guarantees in respect of loan facilities granted to subsidiaries amounting to HK$385 million (HK$765 million as at 31st March, 2005).

The Company has provided financial assistance to, and guarantees for banking facilities granted to, affiliated companies as at 30th September, 2005, which together in aggregate amounted to HK$226.98 million as loans and HK$100 million as guarantees. These amounts represented a percentage ratio of approximately 14.95% as at 30th September, 2005 and exceeded the relevant percentage ratios of 8% under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"). In accordance with the Rule 13.22 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 30th September, 2005 are presented below:

	30th September, 2005	
	Proforma combined balance sheet	The Group's attributable interest
	HK$ Million	*HK$ Million*
Non-current assets	115	57
Current assets	323	155
Current liabilities	(97)	(48)
Non-current liabilities	(41)	(20)
Shareholders' advances	(271)	(227)
	29	(83)

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2005, the Group employed approximately 4,560 full time staff globally. Total staff costs amounted to approximately HK$354 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rule 3.21 of the Listing Rules, comprises Messrs WONG Wang Fat, Andrew, CHOW Ming Kuen, Joseph and LI Kwok Heem, John, all the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices ("the Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2005 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company in which such amendments were approved by the shareholders of the Company at its annual general meeting held on 9th September, 2005 to bring them in line with the Code. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at *http://www.hkex.com.hk* in due course.

APPRECIATION

The Group has achieved good results for another six-month period along side the improving economic environment. On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 15th December, 2005

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Mr Wong Wang Fat, Andrew, Dr Chow Ming Kuen, Joseph and Mr Li Kwok Heem, John.

website: http://www.chevalier.com

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2005-2006

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2005, together with the comparative figures for the corresponding period in 2004 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2005

		Unaudited Six months ended 30th September,	
			(Restated)
		2005	2004
	Notes	***HK$'000***	*HK$'000*
Turnover	5	**2,744,598**	1,794,701
Cost of sales		**(2,277,155)**	(1,506,779)
Gross profit		**467,443**	287,922
Other operating income		**83,048**	39,720
Selling and distribution costs		**(137,631)**	(70,826)
Administrative expenses		**(49,119)**	(44,567)
Other operating expenses		**(19,751)**	(27,682)
Finance costs		**(34,229)**	(10,148)
Share of results of associates		**(2,235)**	(1,660)
Share of results of jointly controlled entities		**(74)**	(129)
Profit before taxation	6	**307,452**	172,630
Taxation	7	**(83,414)**	(32,209)
Profit for the period		**224,038**	140,421
Profit attributable to:			
Equity holders of the Company		**196,341**	124,752
Minority interests		**27,697**	15,669
		224,038	140,421
Dividends	8	**105,861**	55,716
Earnings per share	9	**70.5 cents**	44.8 cents
Dividend per share			
Interim		**20 cents**	20 cents
Special		**18 cents**	–

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2005

	Notes	Unaudited 30th September, 2005 HK$'000	Audited and restated 31st March, 2005 HK$'000
Non-current assets			
Investment properties		**378,029**	381,554
Property, plant and equipment	*10*	**1,156,617**	1,160,662
Properties under development		**9,216**	8,901
Goodwill	*11*	**201,944**	83,576
Negative goodwill		**–**	(12,244)
Intangible assets	*11*	**102,514**	46,842
Interests in associates		**13,482**	16,484
Interests in jointly controlled entities		**115,028**	64,903
Available-for-sale investments		**18,864**	–
Investments in securities		**–**	13,744
Club debenture		**–**	2,169
Deferred tax assets		**12,983**	12,497
Fixed deposits		**46,560**	241,800
		2,055,237	2,020,888
Current assets			
Inventories		**270,545**	249,965
Properties for sale		**524,947**	657,609
Debtors, deposits and prepayments	*12*	**903,250**	868,399
Amounts due from associates		**57,712**	24,100
Amounts due from jointly controlled entities		**123,892**	86,442
Amounts due from customers for contract work		**404,068**	344,674
Investments held for trading		**1,209,773**	–
Investments in securities		**–**	1,115,729
Other unlisted investments		**–**	45,915
Bank balances and cash equivalents		**1,091,941**	1,017,747
		4,586,128	4,410,580

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

As at 30th September, 2005

	Notes	Unaudited 30th September, 2005 HK$'000	Audited and restated 31st March, 2005 HK$'000
Current liabilities			
Creditors, deposits and accruals	13	1,052,006	1,254,737
Unearned insurance premiums – due within one year		37,706	53,933
Outstanding insurance claims		310,430	338,074
Amounts due to associates		2,587	1,892
Amounts due to customers for contract work		192,506	107,270
Bills payable		12,492	24,133
Obligations under finance leases		2,554	3,543
Deferred service income		23,428	23,342
Derivative financial instruments		3,580	–
Provision for taxation		48,375	11,733
Bank loans		1,301,725	1,266,437
Other loans		401	250
Bank overdrafts, unsecured		7,039	1,895
		2,994,829	3,087,239
Net current assets		1,591,299	1,323,341
		3,646,536	3,344,229
Capital and reserves			
Share capital	14	348,228	348,228
Reserves		2,317,588	2,184,381
Equity attributable to equity holders of the Company		2,665,816	2,532,609
Minority interests		274,298	286,688
Total Equity		2,940,114	2,819,297
Non-current liabilities			
Bank loans		565,642	412,110
Other loans		8,895	2,105
Unearned insurance premiums – over one year		19,425	27,784
Deferred tax liabilities		111,414	81,064
Obligations under finance leases		1,046	1,869
		706,422	524,932
		3,646,536	3,344,229

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2005

	Attributable to equity holders of the Company											
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Investment properties revaluation reserve HK$'000	Properties for own use revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 31st March, 2005												
As originally stated	348,228	417,860	269,363	7,526	22,825	283,510	10,555	69,646	1,412,219	2,841,732	348,229	3,189,961
Effect of change in accounting policies	-	-	-	-	(22,825)	(283,510)	-	-	(2,788)	(309,123)	(61,541)	(370,664)
As restated before opening balances adjustment	348,228	417,860	269,363	7,526	-	-	10,555	69,646	1,409,431	2,532,609	286,688	2,819,297
Opening balances adjustments arising from changes in accounting policies	-	-	58,446	-	-	-	-	-	(48,271)	10,175	-	10,175
As restated	348,228	417,860	327,809	7,526	-	-	10,555	69,646	1,361,160	2,542,784	286,688	2,829,472
Final dividend for 2005 paid	-	-	-	-	-	-	-	(69,646)	-	(69,646)	-	(69,646)
Exchange loss on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	-	-	-	-	-	-	(3,663)	-	-	(3,663)	880	(2,783)
Profit for the period	-	-	-	-	-	-	-	-	196,341	196,341	27,697	224,038
Dividend paid to minority interests	-	-	-	-	-	-	-	-	-	-	(924)	(924)
Acquisition of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(42,042)	(42,042)
Capital contribution from minority shareholders	-	-	-	-	-	-	-	-	-	-	1,999	1,999
Interim dividend	-	-	-	-	-	-	-	105,861	(105,861)	-	-	-
At 30th September, 2005	348,228	417,860	327,809	7,526	-	-	6,892	105,861	1,451,640	2,665,816	274,298	2,940,114

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(Continued)*

For the six months ended 30th September, 2004

	Attributable to equity holders of the Company											
	Share capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Investment properties revaluation reserve *HK$'000*	Properties for own use revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
At 31st March, 2004												
As originally stated	348,228	417,860	269,334	7,526	–	116,543	2,799	55,716	1,255,843	2,473,849	322,779	2,796,628
Effect of change in accounting policies	–	–	–	–	–	(116,543)	–	–	(4,889)	(121,432)	(32,001)	(153,433)
As restated	348,228	417,860	269,334	7,526	–	–	2,799	55,716	1,250,954	2,352,417	290,778	2,643,195
Final dividend for 2004 paid	–	–	–	–	–	–	–	(55,716)	–	(55,716)	–	(55,716)
Share issue expenses	–	(10)	–	–	–	–	–	–	–	(10)	–	(10)
Release on liquidation of a subsidiary	–	–	29	–	–	–	–	–	–	29	–	29
Acquisition of subsidiaries	–	–	581	–	–	–	–	–	–	581	–	581
Exchange loss on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	–	–	–	–	–	–	(4,025)	–	–	(4,025)	(476)	(4,501)
Profit for the period	–	–	–	–	–	–	–	–	124,752	124,752	15,669	140,421
Dividend paid to minority interests	–	–	–	–	–	–	–	–	–	–	(2,831)	(2,831)
Acquisition of interest / additional interest in subsidiaries	–	–	–	–	–	–	–	–	–	–	11,533	11,533
Interim dividend	–	–	–	–	–	–	–	55,716	(55,716)	–	–	–
At 30th September, 2004	348,228	417,850	269,944	7,526	–	–	(1,226)	55,716	1,319,990	2,418,028	314,673	2,732,701

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2005

	Unaudited Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Net cash from (used in) operating activities	**103,343**	(126,651)
Net cash (used in) from investing activities	**(151,359)**	30,924
Net cash from (used in) financing activities	**118,613**	(119,327)
Increase (decrease) in cash and cash equivalents	**70,597**	(215,054)
Cash and cash equivalents at beginning of period	**1,015,852**	1,051,550
Effect of foreign exchange rate changes	**(1,547)**	(632)
Cash and cash equivalents at end of period	**1,084,902**	835,864
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	**1,091,941**	839,950
Bank overdrafts	**(7,039)**	(4,086)
	1,084,902	835,864

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2005

1. Basis of preparation and accounting policies

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal accounting policies

The condensed financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods commencing on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied restrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented.

Business combinations

In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and goodwill arising on acquisition on or after 1st April, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves has been transferred to the Group's retained profits on 1st April, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1st April, 2005 onwards and goodwill will be tested for impairment at least annually and in the financial year in which the acquisition takes place. Goodwill arising on acquisition after 1st April, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. (See Note 3 for the financial impact).

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Principal accounting policies *(Continued)*

Business combinations (Continued)

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In previous periods, negative goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves and was credited to income statement at the time of disposal of relevant subsidiaries or associates. Negative goodwill arising on acquisitions after 1st April, 2001 was presented as a deduction from assets and released to income statement based on an analysis of the circumstances from which the balance resulted. In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in income statement in the period in which the acquisition takes place. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1st April, 2005 (of which negative goodwill of HK$26,459,000 was previously recorded in reserve and of HK$12,244,000 was previously presented as a deduction from assets), with a corresponding increase to retained profits. (See Note 3 for the financial impact).

Contingent liabilities of acquirees

In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As a result of this change in accounting policy, contingent liabilities of an acquiree with fair value of HK$1,000,000 measured at the date of an acquisition that took place in the current period have been recognised on the balance sheet. In addition, because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1st January, 2005, comparative figures have not been restated.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 has had no material effect on the presentation of the current period financial statement. HKAS 39, which is effective for accounting periods beginning on or after 1st January, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. **Principal accounting policies** *(Continued)*

Financial instruments (Continued)

Debt and equity securities previously accounted for under the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24

At 31st March, 2005, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1st April, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Investments in securities classified as "non-trading securities" under SSAP 24 had been reclassified as available-for-sale and accordingly, no adjustment is required. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method. The application of HKAS 39 has had no material effect on financial assets and financial liabilities other than debt and equity securities.

Derivatives and hedging

By 31st March, 2005, the Group's derivative financial instruments, mainly comprised interest rate and currency swaps, were used to manage the Group's exposure to interest rate and foreign exchange fluctuation. The derivatives were previously recorded off balance sheet except for net interest settlement arising on the derivatives, which were previously accounted for on an accrual basis.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Principal accounting policies *(Continued)*

Financial instruments (Continued)

Derivatives and hedging (Continued)

From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designed as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. All derivatives are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

The Group has applied the relevant transitional provisions in HKAS 39, resulting in the recognition of fair value on derivatives as at 1st April, 2005. (See Note 3 for the financial impact).

Owner-occupied leasehold interests in land

In previous periods, owner-occupied leasehold interests in land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis and less accumulated impairment losses. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. This change in accounting policy has been applied retrospectively. (See Note 3 for the financial impact).

Investment properties

In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under SSAP 13 were measured at open market value, with revaluation surplus or deficits credited or charged to the investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The new accounting policy has been applied retrospectively and elected to apply HKAS 40 from 1st April, 2005 onwards. The amount held in investment property revaluation reserve has been transferred to the Group's retained profits on 1st April, 2005. Comparative figures for 2004 have been restated. (See Note 3 for the financial impact).

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Principal accounting policies *(Continued)*

Investment properties (Continued)

The adoption of HKAS 40 has also resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous periods, property with 15% or less by area or value that was occupied by the Company or another company in the Group would normally be regarded as an investment property in its entirely even though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately (or leased out separately under a finance lease), an entity accounts for the portions separately. If the portion could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. In the current period, the Group applied HKAS 40 and has reclassified certain owner-occupied properties that could be sold separately (or leased out separately under a finance lease) from investment properties to property, plant and equipment retrospectively. Comparative figures for 2004 have been restated. (See Note 3 for the financial impact).

Deferred taxes related to investment properties

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20). In the current period, the Group has applied HKAS Interpretation 21 ("INT-21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS INT-21, this change in accounting policy has been applied retrospectively. Comparative figures for 2004 have been restated. (See Note 3 for the financial impact).

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

3. Summary of effect on the changes in accounting policies

The effects of the changes in the accounting policies described in note 2 above on the results for the current and prior period are as follows:

	Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Increase in deferred tax charge in relation to investment properties	**(137)**	(137)
Increase in depreciation arising from reclassification of investment properties to property, plant and equipment	**(208)**	(222)
Decrease in amortisation of intangible assets	**2,797**	–
Decrease in amortisation of goodwill	**11,944**	–
Decrease in release of negative goodwill	**(1,536)**	–
Loss arising from changes in fair value of derivative financial instruments	**(1,073)**	–
Decrease in share of results of associates	**(165)**	(290)
Decrease in taxation in relation to associates	**165**	290
Increase in deferred tax credit arising from change in fair value of derivative financial instruments	**923**	–
Increase (decrease) in profit for the period	**12,710**	(359)
Attributable to		
Equity holders of the Company	**11,874**	(359)
Minority interests	**836**	–
	12,710	(359)

Analysis of increase (decrease) in profit for the period according to its function:

	Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Increase in cost of sales	**(208)**	(222)
Increase in other revenue	**2,250**	–
Increase in other operating expenses	**(3,323)**	–
Decrease in amortisation of intangible assets	**2,797**	
Decrease in amortisation of goodwill	**11,944**	–
Decrease in release of negative goodwill	**(1,536)**	–
Decrease in share of results of associates	**(165)**	(290)
Decrease in taxation	**951**	153
	12,710	(359)

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

3. **Summary of effect on the changes in accounting policies** *(Continued)*

The cumulative effects of the application of the new HKFRSs as at 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (originally stated) HK$'000	Adjustment HK$'000	As at 31st March, 2005 (restated) HK$'000	Adjustment HK$'000	As at 1st April, 2005 (restated) HK$'000
Balance sheet items					
Investment properties	426,464	(44,910)	381,554	–	381,554
Property, plant and equipment	1,550,445	(389,783)	1,160,662	–	1,160,662
Negative goodwill	(12,244)	–	(12,244)	12,244	–
Interests in associates	23,772	(7,288)	16,484	–	16,484
Available-for-sale investments	–	–	–	14,841	14,841
Investments in securities (non-current)	13,744	–	13,744	(13,744)	–
Club debenture	2,169	–	2,169	(2,169)	–
Investments held for trading	–	–	–	1,162,716	1,162,716
Investments in securities (current)	1,115,729	–	1,115,729	(1,115,729)	–
Other unlisted investments	45,915	–	45,915	(45,915)	–
Derivative financial instruments	–	–	–	(2,507)	(2,507)
Deferred tax liabilities	(152,381)	71,317	(81,064)	438	(80,626)
Other assets/liabilities	176,348	–	176,348	–	176,348
Total assets and liabilities	3,189,961	(370,664)	2,819,297	10,175	2,829,472
Share capital	(348,228)	–	(348,228)	–	(348,228)
Share premium	(417,860)	–	(417,860)	–	(417,860)
Capital reserve	(269,363)	–	(269,363)	(58,446)	(327,809)
Investment properties revaluation reserve	(22,825)	22,825	–	–	–
Property for own use revaluation reserve	(283,510)	283,510	–	–	–
Retained profits	(1,412,219)	2,788	(1,409,431)	48,271	(1,361,160)
Other reserves	(87,727)	–	(87,727)	–	(87,727)
Equity attributable to equity holders of the Company	(2,841,732)	309,123	(2,532,609)	(10,175)	(2,542,784)
Minitory interests	(348,229)	61,541	(286,688)	–	(286,688)
Total equity	(3,189,961)	370,664	(2,819,297)	(10,175)	(2,829,472)

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

4. Business Combinations

During the period, the Group acquired the entire equity interest of Pacific Coffee Group ("Pacific Coffee") and Ferrum Bau und Umwelt GmbH ("Ferrum") for a cash consideration of HK$205 million and HK$4.7 million respectively. The fair values of identifiable assets, liabilities and contingent liabilities of Pacific Coffee and Ferrum at the respective date of acquisition are as follows:

	Book value *HK$'000*	Fair value adjustment *HK$'000*	Fair value *HK$'000*
Properties, plant and equipment	26,534	–	26,534
Inventories	4,871	–	4,871
Work in progress	179	–	179
Trade receivables	2,751	–	2,751
Other debtors	18,280	–	18,280
Bank balances and cash	1,947	–	1,947
Trade payables	(7,517)	–	(7,517)
Other creditors	(4,931)	–	(4,931)
Bank loan	(327)	–	(327)
Provision for taxation	(3,124)	–	(3,124)
Deferred services income	(63)	–	(63)
Deferred tax liability	(624)	–	(624)
Long term liabilities	(2,263)	–	(2,263)
Contingent liabilities	–	(1,000)	(1,000)
Intangible assets	–	60,000	60,000
Net assets acquired	35,713	59,000	94,713
Goodwill on acquisition			116,694
			211,407
Consideration satisfied by cash			209,677
Costs incurred for the acquisition			1,730
			211,407
Net cash outflow in respect of acquisition of subsidiaries			
Cash consideration paid plus costs			(211,407)
Less: Bank balances and cash acquired			1,620
			(209,787)

Pacific Coffee and Ferrum contributed revenue of HK$72.51 million and HK$3.14 million respectively to the Group's turnover and HK$7.8 million (after charging amortisation of trademark of HK$2.1 million) and HK$187,000 respectively to the Group's profit before tax for the period from the respective date of acquisition to the balance sheet date.

If the acquisition had been completed on 1st April, 2005, Pacific Coffee and Ferrum would have contributed revenue of HK$100 million and HK$5.6 million respectively to the Group's turnover and HK$11.4 million (after charging amortisation of trademark of HK$2.1 million) and HK$199,000 respectively to the Group's profit before tax for the period.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

5. **Segment information**

An analysis of the Group's turnover and contribution to operating profit by business segments and turnover by geographical segments is as follows:

(a) ***By business segments***

For the six months ended 30th September, 2005

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information and communications technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	1,222,057	548,530	419,359	296,408	304,231	2,790,585
Inter-segment sales	(137)	(15,646)	(22,809)	(4,563)	(2,832)	(45,987)
External sales	1,221,920	532,884	396,550	291,845	301,399	2,744,598
RESULTS						
Segment results	93,969	68,696	144,469	10,927	22,217	340,278
Unallocated corporate expenses						(5,451)
Interest income						9,163
Finance costs						(34,229)
Share of results of associates	810	–	–	(45)	(3,000)	(2,235)
Share of results of jointly controlled entities	394	–	(468)	–	–	(74)
Profit before taxation						307,452
Taxation						(83,414)
Profit for the period						224,038

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

5. **Segment information** ***(Continued)***

(a) ***By business segments (Continued)***

For the six months ended 30th September, 2004

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communications technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	986,404	134,020	205,092	294,683	216,737	1,836,936
Inter-segment sales	(134)	(7,544)	(20,937)	(4,646)	(8,974)	(42,235)
External sales	986,270	126,476	184,155	290,037	207,763	1,794,701
RESULTS						
Segment results	82,353	20,894	66,145	1,480	12,576	183,448
Unallocated corporate expenses						(3,812)
Interest income						4,931
Finance costs						(10,148)
Share of results of associates	(1,244)	–	–	(24)	(392)	(1,660)
Share of results of jointly controlled entities	(117)	–	(12)	–	–	(129)
Profit before taxation						172,630
Taxation						(32,209)
Profit for the period						140,421

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

5. Segment information *(Continued)*

(b) By geographical segments

	Turnover Six months ended 30th September, 2005 HK$'Million	2004 HK$'Million
Hong Kong	**1,721**	1,162
Mainland China	**326**	110
Singapore	**83**	96
Thailand	**34**	36
Canada	**186**	165
U.S.A.	**52**	51
Europe	**189**	110
Australia	**77**	52
Others	**77**	13
	2,745	1,795

6. Profit before taxation

	Six months ended 30th September, 2005 HK$'000	2004 HK$'000
Profit before taxation is arrived at after charging (crediting):		
Cost of inventories recognised as expenses	**583,281**	567,223
Depreciation on property, plant and equipment	**53,090**	33,387
Staff costs, including directors' emoluments	**354,058**	302,965
Less: Amount capitalised to contract work	**(29,264)**	(29,287)
	324,794	273,678
Operating lease payment in respect of leasing of:		
Premises	**20,030**	8,724
Others	**3,507**	5,187

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

7. Taxation

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
The Company and subsidiaries		
Current year profits tax		
Hong Kong	**20,948**	23,582
Overseas	**32,944**	6,730
Deferred taxation	**29,522**	1,897
	83,414	32,209

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

8. Dividends

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
Interim dividend of HK20 cents (2004: HK20 cents) per share	**55,716**	55,716
Special dividend of HK18 cents (2004: Nil) per share	**50,145**	–
	105,861	55,716

9. Earnings per share

Basic earnings per share are calculated based on the profit for the period of HK$196,341,000 (2004: HK$124,752,000) and on the number of ordinary shares of 278,582,000 (2004: 278,582,000) in issue during the period.

10. Property, plant and equipment

For the six months ended 30th September, 2005, the Group acquired property, plant and equipment of HK$34,760,000 and disposed of property, plant and equipment with a net book value of HK$7,512,000.

11. Goodwill and intangible assets

Goodwill is recognised and intangible assets are acquired from business combination. Intangible assets include trademarks.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

12. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors of HK$462,632,000 (31st March, 2005: HK$453,215,000).

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
0 – 60 days	**378,789**	333,932
61 – 90 days	**18,751**	34,210
Over 90 days	**65,092**	85,073
Total	**462,632**	453,215

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

13. Creditors, deposits and accruals

Included in creditors, deposits and accruals are trade creditors of HK$307,193,000 (31st March, 2005: HK$348,191,000).

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
0 – 60 days	**188,620**	226,605
61 – 90 days	**11,398**	10,012
Over 90 days	**107,175**	111,574
Total	**307,193**	348,191

14. Share capital

	Number of Ordinary Shares of HK$1.25 each	Nominal Value *HK$'000*
Authorised:		
At 31st March, 2005 and 30th September, 2005	540,000,000	675,000
Issued and fully paid:		
At 31st March, 2005 and 30th September, 2005	278,582,090	348,228

There was no change in the authorised and issued share capital during the period under review.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

15. Contingent liabilities

At 30th September, 2005, the Group and the Company had the following contingent liabilities:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions for their guarantees amounting to approximately HK$57,900,000 (31st March, 2005: HK$124,200,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group;

(b) The Company issued guarantees for banking facilities utilised and performance bonds extended to its subsidiaries and an associate amounting to HK$480,093,000 (31st March, 2005: HK$859,775,000) and HK$196,495,000 (31st March, 2005: HK$235,951,000); and

(c) liquidated damages of HK$1,000,000 for an alleged breach of a wholesale food supply contract by a subsidiary (31st March, 2005: Nil) .

16. Capital commitment

	THE GROUP	
	As at 30th September, 2005	As at 31st March, 2005
	HK$'000	*HK$'000*
Contracted for		
– investments in partnership	**29,800**	14,369
– investments in jointly controlled entities	**23,040**	–
	52,840	14,369

17. Operating leases

(a) The Group as lessee

The Group had future minimum lease payments under non-cancellable operating leases as follows:

	As at 30th September, 2005	As at 31st March, 2005
	HK$'000	*HK$'000*
Leases which expire:		
Within one year	**49,692**	8,920
In the second to fifth year inclusive	**60,320**	18,733
Over five years	**11,055**	13,266
	121,067	40,919

Leases are negotiated and rentals are fixed for an average term of three years with renewal options given by the lessors. The above lease commitments only include commitment for basis rental. Contingent rentals are not included since the amount will only be determined when turnover of individual shops exceeds a pre-determined level.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

17. Operating leases *(Continued)*

(b) The Group as lessor

The Group had future minimum lease payments receivable under non-cancellable operating leases as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
Leases which expire:		
Within one year	**27,868**	29,006
In the second to fifth year inclusive	**24,006**	22,213
	51,874	51,219

The lease terms ranged from one year to five years.

18. Significant related party transactions

The Group made advances to its associates and jointly controlled entities during the period. The advances to these companies are unsecured and the outstanding balances at 30th September, 2005 amounted to HK$226,980,000 (at 31st March, 2005: HK$151,809,000). Included in the advances are unsecured loans of HK$53,500,000 (at 31st March, 2005: HK$23,099,000) to an associate which bear interest at HIBOR plus 1.5% per annum.

19. Subsequent event

Subsequent to 30th September, 2005, the Group entered into a sale and purchase agreement with independent third parties for the acquisition of 44% equity interest in Beijing Feng Tong Xiang Rui Real Estate Company Limited ("Beijing Feng Tong Xiang Rui") at a consideration of RMB150,493,200 (equivalent to HK$144,705,000). Beijing Feng Tong Xiang Rui is established in the PRC with limited liability and principally engages in property development.

DIVIDENDS

The Board of Directors has resolved to declare an interim dividend of HK20 cents (2004: HK20 cents) per share and a special dividend of HK18 cents (2004: Nil) per share for the six months ended 30th September, 2005 payable on Thursday, 12th January, 2006 to shareholders whose names appear on the Register of Members of the Company on Friday, 6th January, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 3rd January, 2006 to Friday, 6th January, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 30th December, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2005, the Group sustained growth momentum and recorded an increase in both turnover and profit. The Group's turnover increased by 53% from HK$1,795 million in the last corresponding period to HK$2,745 million and profit attributable to equity holders of the Company increased 57% from HK$125 million to HK$196 million.

Construction and Engineering

During the period under review, the turnover of this sector increased from HK$986 million to HK$1,222 million, representing an increase of 24%, attributable to the increase in business volume of the pipe technology division, building construction division and the electrical and mechanical engineering division. The segment's overall profit recorded slight improvement from HK$82 million to HK$94 million as the performances of the businesses in the segment were still affected by the contraction in construction contracts in Hong Kong in the previous years.

The lifts and escalators market remained extremely competitive and the division's profit declined slightly. The aluminium windows and curtain walls division also faced similar situation with contracts on hand also reducing. The contracts undertaken during the period included Tower 21 in Union Square of the Kowloon MTR Station and Nina Tower I & II in Tsuen Wan (one of the Hong Kong tallest skyscrapers). In addition to Hong Kong and the PRC market, the aluminium windows division also expanded its presence in Japan.

Chevalier Pipe Technologies ("CPT") is a young company established in the last financial year as the holding company for the Group's pipe rehabilitation and technologies business. During the review period, CPT's performance met the Group's expectations with increased turnover and improved profitability. Having attained the critical turnover level in the last financial year sufficient for supporting the international infrastructure costs of its three production facilities and operations in Hong Kong and eight countries, CPT is expected to become a profit contributor to the Group starting this financial year. The Group expects to see marked increase in operational efficiency of its pipe rehabilitation business, putting CPT among leading pipe technology companies in the world. In the coming few years, the management will focus on expanding sales to drive profitability. CPT will continue to invest in its sales and distribution network and new products, mainly in the US and selected European and Asian markets, to enhance its medium and long term return.

During the period under review, the total value of the Group's building construction and civil engineering works on hand amounted to approximately HK$780 million. Affected by market competition, contribution from this sector declined slightly. New building construction contracts undertaken during the period included the Hong Kong Community College Development at Hong Kong Polytechnic University, which is expected to be completed in mid-2007.

Contribution from the environmental, electrical and mechanical engineering divisions improved with all projects on hand progressing smoothly. The environmental contracts included enhancement of the Hypochlorite Dosing Plant for CLPP Power Station and the supply and installation of Combined Heat and Power Generating Set System at the Shek Wu Hui Sewage Treatment Works. A new project – the supply and installation of electrical and mechanical equipment for the Tai Po Sewage Treatment Works Stage V Phase 1 – was secured during the period. The electrical and mechanical contracts on hand included that for a hotel development in Hunghom Bay, mechanical installation for Wynn Resorts and HVAC System Installation for Grand Lisboa Hotel and Casino in Macau.

Insurance and Investment

During the period under review, the turnover of this sector increased from last year's HK$126 million to HK$533 million. The investment division contributed HK$435 million more while the insurance division brought in HK$28 million less than the previous period. While the insurance underwriting business was adversely affected by keen market competition and thus only made a slight profit, the investment business recorded significant gains as the equity market recovered strongly during the period. Currently, the majority of the Group's investments are in fixed income and structured deposits. The management will continue to maintain a balanced portfolio so as to generate stable income and capture reasonable returns from its investments in the medium to long term.

Property and Hotel

During the period under review, the turnover of this sector increased from HK$184 million to HK$397 million. The overall performance of this segment improved mainly due to the sales contribution from Chevalier Place in Shanghai and buttress of the recovering property market in Hong Kong.

Capitalising on the bullish climate of the PRC property market early this year before the Chinese government stepped up its economic austerity measures, the Group unloaded two-third of the units of its luxury residential property Chevalier Place in Shanghai, generating total proceeds of approximately HK$500 million, of which HK$254 million was booked for the current period. In addition, the storage capacity of the Group's 18-storey cold storage warehouse in Kwai Chung was fully occupied during the period, and rental from its other investment properties in Hong Kong and overseas also improved.

The Group cautiously expanded its real estate development projects in selected cities on the Mainland. Adding to its portfolio was the recent acquisition of 44% interest in a residential property project in the Beijing Feng Rui Residential area. The luxury villa development project will have a total floor area of approximately 200,000 sq.m. The Group has forged partnerships with various local and Hong Kong companies in Chengdu, Shenzhen, Beijing and Dongguan for residential and commercial property development projects. The total gross floor area of these projects is estimated at over 1.8 million sq.m. and some of those projects are expected to start contributing revenue from 2007.

Other Businesses

During the period under review, the profit of the computer and information communications technology business increased from HK$1.5 million to HK$11 million. Such performance was the result of the steady growth of the notebook computer division, recovery of the business machine division and efficient cost control.

The Group's first step into the lifestyle food and beverage business through the acquisition of Pacific Coffee has been very successful. Despite the significant increase in market rents, Pacific Coffee was able to continue to find and establish profitable stores. Currently, it has 42 stores in Hong Kong, 6 in Singapore and 1 in Beijing. In addition to establishing foothold in the PRC market in Beijing and Shanghai initially, Pacific Coffee will focus on building a strong regional team and local management teams to ensure quality in the long term. The Group expects its food and beverage business to become the major growth engine of this segment in the coming years.

PROSPECTS

The Group continued to benefit from its diversified business portfolio during the last few years adding to its new recurring income streams. Our view has been that asset value surges would have the support of strong economic fundamentals and we saw affirmation in the strong GDP growth in Hong Kong recorded during the interim period. Although surging oil price and interest rates have exerted pressure on corporate earnings, the impacts are expected to be compensated by the surge in asset value. In addition, as cooperation between Hong Kong and the Mainland increases, recovery of the Hong Kong economy is expected to continue and Hong Kong stands prime to benefit from opportunities in the rapidly developing China economy.

The inflationary trend is gaining momentum in Hong Kong and the Group expects it to continue into next year. Ongoing strong employment and wage growth will buffer interest rate hike and provide strong and solid foundation for economy growth in the coming year. As there is often a time lag between increase in construction activities and the turnaround of the local economy, the Group expects to see an increase in construction related contracts in 2007 and will focus on securing them. With the contribution from the lifestyle food and beverage business it acquired in May this year, and rising demand for residential properties in second tier cities on the Mainland which it is serving, the Group is all geared up to bring maximum returns to its shareholders in the coming year.

FINANCIAL REVIEW

As at 30th September, 2005, the Group's total net assets attributable to equity holders of the Company amounted to HK$2,666 million (HK$2,533 million as at 31st March, 2005).

As at 30th September, 2005, total debt to equity ratio was 71% (67% as at 31st March, 2005) and net debt to equity ratio was 28% (17% as at 31st March, 2005), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the above total net assets of HK$2,666 million (HK$2,533 million as at 31st March, 2005).

As at 30th September, 2005, the Group's bank and other borrowings amounted to HK$1,887 million (HK$1,688 million as at 31st March, 2005). Cash and deposit at bank including pledged deposits amounted to HK$1,139 million (HK$1,260 million as at 31st March, 2005) and hence net borrowings amounted to HK$748 million (HK$428 million as at 31st March, 2005). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$100 million are hedged to fixed rates through Interest Rate Swap Agreements (HK$100 million as at 31st March, 2005).

FINANCIAL REVIEW *(Continued)*

Finance costs for the period amounted to HK$34 million, (HK$10 million for the corresponding period last year). The increase was due to increases in both the total borrowings and interest rates.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

The Company had contingent liabilities in respect of guarantees issued for banking facilities granted to subsidiaries amounting to HK$385 million (HK$765 million as at 31st March, 2005).

The Company has provided financial assistance to, and guarantees for banking facilities granted to, affiliated companies as at 30th September, 2005, which together in aggregate amounted to HK$226.98 million as loans and HK$100 million as guarantees granted. These amounts represented a percentage ratio of approximately 14.95% as at 30th September, 2005 and exceeded the relevant percentage ratios of 8% under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"). In accordance with the Rule 13.22 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 30th September, 2005 are presented below:

	30th September, 2005	
	Proforma combined balance sheet	**The Group's attributable interest**
	HK$ Million	***HK$ Million***
Non-current assets	115	57
Current assets	323	155
Current liabilities	(97)	(48)
Non-current liabilities	(41)	(20)
Shareholders' advances	(271)	(227)
	29	(83)

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2005, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") were as follows:

(a) Interests in the Company – Shares

		Number of ordinary shares			Approximate
Name of Directors	**Capacity**	**Personal interests**	**Family interests**	**Total**	**percentage of interest (%)**
CHOW Yei Ching	Beneficial owner	146,244,359*	–	146,244,359	52.50
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr CHOW Yei Ching beneficially owned 146,244,359 shares of the Company, representing approximately 52.5% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES *(Continued)*

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares				Approximate percentage of interest (%)
			Personal interests	Corporate interests	Family interests	Total	
CHOW Yei Ching	Chevalier iTech Holdings Limited ("CiTL")	Beneficial owner and Interest of controlled corporation	6,815,854	104,102,933*	-	110,918,787	64.73
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	-	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	-	2,580,000	1.50
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.24
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	-	451,200	0.26

* *Dr CHOW Yei Ching had notified CiTL that under the SFO, he was deemed to be interested in 104,102,933 shares in CiTL which were all held by the Company as Dr Chow beneficially owned 146,244,359 shares, representing approximately 52.5% of the issued share capital of the Company.*

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

A share option scheme of the Company ("the CIHL Scheme") was approved by the shareholders of the Company on 20th September, 2002. Another share option scheme of CiTL, the subsidiary of the Company ("the CiTL Scheme") was also approved by the shareholders of CiTL and the shareholders of the Company on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Listing Rules. As at 30th September, 2005, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme. There was no outstanding option under the CIHL Scheme and the CiTL Scheme at the beginning and at the end of the period.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2005, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholder	Number of shares held	Approximate percentage of interest (%)
CHOW Yei Ching	146,244,359	52.5
Miyakawa Michiko	146,244,359 *(Note)*	52.5

Note: Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 146,244,359 shares held by Dr Chow.

Save as disclosed above, as at 30th September, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CiTL at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2005, the Group employed approximately 4,560 full time staff globally. Total staff costs amounted to approximately HK$354 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rule 3.21 of the Listing Rules, comprises Messrs WONG Wang Fat, Andrew, CHOW Ming Kuen, Joseph and LI Kwok Heem, John, all the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices ("the Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2005 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company in which such amendments were approved by the shareholders of the Company at its annual general meeting held on 9th September, 2005 to bring them in line with the Code. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

APPRECIATION

The Group has achieved good results for another six-month period along side the improving economic environment. On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 15th December, 2005

website: http://www.chevalier.com

審核委員會

審核委員會按上市規則第3.21條之規定成立，並於年內舉行兩次會議，其中成員包括本公司所有獨立非執行董事黃宏發先生、周明權博士及李國謙先生。審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管及財務申報等事項，其中包括審閱截至二零零五年九月三十日止六個月之未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零五年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零五年九月三十日止六個月內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

企業管治常規守則

董事認為，本公司於截至二零零五年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)，惟以下偏離則除外：

根據守則條文A.4.1，非執行董事之委任須有指定任期。現時，非執行董事之委任並無特定任期。然而，根據本公司已於二零零五年九月九日舉行之股東週年大會上獲本公司股東批准修訂之細則，以符合守則條文，彼等須於至少每三年輪值告退一次。因此，本公司認為，已採取足夠措施確保本公司之企業管治常規不會較守則寬鬆。

致謝

隨着經濟環境改善，本集團在期內六個月錄得佳績。本人謹藉此代表董事會對管理層及全體員工的努力、堅持及專業態度致以衷心感謝。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零五年十二月十五日

網址：http://www.chevalier.com

主要股東之證券權益

於二零零五年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量	權益概約百分比 (%)
周亦卿	146,244,359	52.5
宮川美智子	146,244,359 *(附註)*	52.5

附註： 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批146,244,359股股份之權益。

除上文所披露者外，於二零零五年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本（附有權利在任何情況下可於本公司之股東大會上投票之股本）面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃外，於期內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

僱員及薪酬制度

於二零零五年九月三十日，本集團於全球僱用約4,560名全職員工。期內之員工總開支約為港幣3.54億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃等。

董事及主要行政人員之證券權益（續）

(乙)相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士科技控股有限公司（「其士科技」）	實益擁有人及受控制公司之權益	6,815,854	104,102,933*	–	110,918,787	64.73
郭海生	其士科技	實益擁有人	2,400,000	–	–	2,400,000	1.40
馮伯坤	其士科技	實益擁有人	2,580,000	–	–	2,580,000	1.50
譚國榮	其士科技	實益擁有人	400,000	–	10,400	410,400	0.24
簡嘉翰	其士科技	實益擁有人	451,200	–	–	451,200	0.26

* *周亦卿博士實益持有146,244,359股本公司股份，佔本公司股份約52.5%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份104,102,933股之權益，周博士並已就此向其士科技作出知會。*

除上文及下文之「購股權計劃」所披露者外，於二零零五年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉（包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃（「其士國際計劃」）。本公司股東及其士科技（本公司之附屬公司）股東於二零零二年九月二十日批准另一項購股權計劃（「其士科技計劃」）。其士國際計劃及其士科技計劃完全符合上市規則第十七章之規定。於二零零五年九月三十日，並無購股權根據其士國際計劃及其士科技計劃而授出、行使、註銷或失效。於期初及期結，並無其士國際計劃及其士科技計劃尚未行使之購股權之權益。

董事及主要行政人員之證券權益

於二零零五年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益或短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲)本公司權益－股份

董事名稱	身份	普通股股份數目			權益概約百分比
		個人權益	家族權益	總數	(%)
周亦卿	實益擁有人	146,244,359*	—	146,244,359	52.50
郭海生	實益擁有人	98,216	—	98,216	0.04
馮伯坤	實益擁有人	93,479	—	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	—	29,040	0.01
何宗樑	實益擁有人	40,000	—	40,000	0.01

* *周亦卿博士實益持有146,244,359股本公司股份，佔本公司股份約52.5%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

財務評述 *(續)*

期內，財務費用為港幣3.4千萬元(去年同期：港幣1千萬元)。該成本增加是由於總借貸增加及利率上升所致。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出頻密之審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

本公司提供公司擔保作為銀行融資予其附屬公司之或然負債總值港幣3.85億元(二零零五年三月三十一日：港幣7.65億元)。

於二零零五年九月三十日，本公司已給予聯屬公司合共港幣226.98百萬元貸款及為其聯屬公司銀行融資所作出之擔保為港幣1億元。於二零零五年九月三十日，此等款額約佔14.95%之百分比率超過香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)規定為8%之有關百分比率。根據上市規則第13.22條所規定，於二零零五年九月三十日，本集團給予財務資助的聯屬公司的備考合併資產負債表及本集團於這些聯屬公司的應佔權益如下：

	二零零五年九月三十日	
	備考合併資產負債表	**本集團應佔權益**
	港幣百萬元	***港幣百萬元***
非流動資產	115	57
流動資產	323	155
流動負債	(97)	(48)
非流動負債	(41)	(20)
股東借貸	(271)	(227)
	29	(83)

展望

過往數年，本集團繼續受惠於多元化的業務組合，藉此引入新的經常性收入來源。集團曾經表示，強健的經濟基礎將支持資產價值攀升，而這說法從回顧期內香港所錄得的GDP強勁增長得到肯定。儘管油價及利率上調對公司盈利構成壓力，我們預期資產價值上升將能抵銷其負面影響。此外，隨著香港及內地的合作增加，預期香港經濟將繼續復甦，加上香港處於有利位置，將從中國經濟急促發展中受惠。

香港正累積通脹壓力，集團預期這現象將持續至明年。就業率及工資持續增長將會緩和高利率的影響，並為來年經濟增長奠下穩健的基礎。由於建築活動增長與本地經濟復甦有時間差距，本集團預期建築相關的合約於二零零七年將有所增加，並將積極參與競投。憑藉今年五月收購的優閒餐飲業務，及集團專注的內地二線城市對住宅物業需求增加，本集團已作好準備，在來年為股東帶來最大的回報。

財務評述

於二零零五年九月三十日，本集團之本公司股權持有人應佔總資產淨值為港幣26.66億元(二零零五年三月三十一日：港幣25.33億元)。

於二零零五年九月三十日，總債務與資本比率為71%(二零零五年三月三十一日：67%)及淨債務與資本比率為28%(二零零五年三月三十一日：17%)，此乃將銀行與其他借貸及借貸淨額分別除以上述總資產淨值港幣26.66億元(二零零五年三月三十一日：港幣25.33億元)而得出之百分比。

於二零零五年九月三十日，本集團之銀行及其他借貸為港幣18.87億元(二零零五年三月三十一日：港幣16.88億元)。現金及銀行結存(包括抵押存款)為港幣11.39億元(二零零五年三月三十一日：港幣12.6億元)，故借貸淨額為港幣7.48億元(二零零五年三月三十一日：港幣4.28億元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息貸款中，港幣1億元乃透過對掉期息率之固定息率計算(二零零五年三月三十一日：港幣1億元)。

物業及酒店

回顧期內，該部門營業額由港幣1.84億元增至港幣3.97億元。該部門整體業績表現有所改善，主要由於其位於上海的「亦園」銷情理想及香港物業市場復甦所致。

本年初，中國政府實施宏觀調控措施前，內地物業市場氣氛十分暢旺；集團乘勢出售位於上海的豪宅物業—「亦園」三分之二的單位，帶來約港幣5億元總收益，其中港幣2.54億元已於回顧期內入賬。此外，集團位於葵涌一幢樓高十八層的冷藏倉庫，其存貨空間亦全部租出，而香港及海外其他投資物業之出租情況亦有所改善。

本集團繼續謹慎地在內地特選城市拓展房地產物業項目，並於近期收購了「北京鳳瑞住宅小區」44%之權益。該豪華別墅發展計劃總樓面面積約為20萬平方米。本集團亦於中國成都、深圳、北京及東莞與當地及香港公司聯手發展住宅及商業物業項目。上述所有項目總樓面面積超過180萬平方米，預期部份項目將於二零零七年開始帶來收益貢獻。

其他業務

回顧期內，電腦及資訊通訊科技業務的盈利由港幣150萬元增至港幣1,100萬元。此理想表現有賴於手提電腦業務穩定增長，商業機器部門的營運轉好及有效的成本控制措施。

集團透過收購Pacific Coffee，成功踏出進軍優閒餐飲業務的第一步。儘管市場的租金顯著上升，惟Pacific Coffee仍能物色及開設獲利的新店。現時，Pacific Coffee在香港經營42間咖啡店、新加坡6間及北京1間。除了在中國北京及上海建立據點外，Pacific Coffee將致力成立強大的跨地區小組及當地的管理隊伍，以長期確保產品質素。集團預期餐飲業務於未來數年將成為該業務主要的增長動力。

其士管道科技是集團於上一個財政年度成為專責經營集團管道翻新及技術業務的控股公司。回顧期內，其士管道科技的業務表現一如集團預期，不僅在營業額方面錄得升幅，而盈利能力亦有所改善。於上一個財政年度，其士管道科技的營業額已足夠支持其三個生產中心及於香港和八個國家營運所需的成本。預期由本財政年度起，其士管道科技將為集團帶來盈利貢獻而其營運效率亦將有顯著增長，有助躍升成為全球管道技術業務的領導者。未來數年，管理層將專注拓展銷售，以提升公司的盈利能力。其士管道科技將繼續在美國、部份歐洲地區及亞洲市場投資拓展銷售及分銷網絡與新產品，以提升中長期回報。

回顧期內，建築及土木工程的手頭合約總值約港幣7.8億元。由於市場競爭劇烈，該部門的盈利貢獻稍有回落。期內，新承造的建築合約包括位於香港理工大學的香港專上學院發展項目，預期在二零零七年年中竣工。

環保及機電工程部門所有手頭項目進展順利，其盈利貢獻亦有所增長。環保工程合約包括為中華電力香港發電廠增建氯酸鈉(漂白液)投藥設備及為石湖墟污水處理廠供應及安裝燃氣發電機機組。期內，集團投得一項新工程合約，為大埔污水處理廠第五階段第一期供應及安裝機電設備。機電工程部門的手頭合約包括為紅磡灣酒店發展項目安裝機電設施，及為澳門永利渡假村的酒店大樓、新葡京酒店及娛樂場安裝機械設備。

保險及投資

回顧期內，該部門營業額由港幣1.26億元增加至港幣5.33億元，其中投資部門的貢獻比去年增加港幣4.35億元，而保險部門的貢獻則比去年減少港幣2,800萬元。縱使保險業務受到市場激烈競爭拖累而只錄得微利，受惠於期內股票市場強勢復甦，投資業務錄得顯著增長。現時，本集團主要投資為固定收入及結構性存款。管理層將繼續維持平衡的投資組合，期望於未來中期至長期為集團帶來穩定收益及合理回報。

股息

董事會議決派發截至二零零五年九月三十日止六個月之中期股息每股港幣二十仙(二零零四年：港幣二十仙)及特別股息每股港幣十八仙(二零零四年：無)，並將於二零零六年一月十二日星期四派發予在二零零六年一月六日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零六年一月三日星期二至二零零六年一月六日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期及特別股息，持有本公司股份人士，請於二零零五年十二月三十日星期五下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，以便辦理過戶登記手續。

管理層討論及分析

截至二零零五年九月三十日止六個月，本集團業務持續增長，營業額及盈利均錄得增幅。營業額由去年同期港幣17.95億元增加53%至港幣27.45億元，而公司股權持有人應佔溢利則由港幣1.25億元增加57%至港幣1.96億元。

建築及機械工程

回顧期內，該項業務之營業額較去年增加24%，由港幣9.86億元上升至港幣12.22億元；此增長乃由於管道技術部門、建築部門及機電工程部門的營業額表現理想所致。儘管該業務受過去幾年香港的建築工程合約減少影響，惟整體盈利與去年同期相比仍錄得輕微增長，由港幣8.2千萬元上升至港幣9.4千萬元。

升降機及電扶梯的市場競爭依然劇烈，因此該部門的盈利稍有回落。玻璃幕牆及鋁窗部門亦面對類似情況，手頭合約逐漸減少。期內，該部門所承辦的工程合約包括九龍機鐵站上蓋T 21，以及名列全港最高的商廈之一的荃灣如心廣場1及2座。除香港及中國外，玻璃幕牆及鋁窗部門亦將業務擴展至日本市場。

簡明財務報告附註(續)

17. 營業性租賃(續)

(乙)本集團作為出租人

本集團根據不可撤銷之營業性租賃而在未來應收的最低租賃金額如下:

	於二零零五年九月三十日 港幣千元	於二零零五年三月三十一日 港幣千元
租約屆滿期:		
一年內	**27,868**	29,006
二至五年內	**24,006**	22,213
	51,874	51,219

出租年期為一至五年。

18. 重大關連人士之交易

於本期內,本集團亦有貸款予聯營公司及共同控制企業。該等公司之貸款為無抵押貸款,於二零零五年九月三十日尚餘之金額為港幣226,980,000元(二零零五年三月三十一日:港幣151,809,000元)。貸款包括向一聯營公司提供無抵押貸款共港幣53,500,000元(二零零五年三月三十一日:港幣23,099,000元),其年利率為香港同業拆息加1.5%。

19. 期度以後事項

於二零零五年九月三十日後,本集團就收購北京鳳桐祥瑞房地產開發有限公司「北京鳳桐祥瑞」44%股本權益與獨立第三者訂立買賣協議,其代價為人民幣150,493,200元(折算港幣144,705,000元)。北京鳳桐祥瑞乃於中國成立之有限責任公司,主要從事物業發展。

簡明財務報告附註（續）

15. 或然負債

於二零零五年九月三十日，本集團及本公司尚未清結之或然負債如下：

（甲）鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行及保險公司提供擔保約共港幣57,900,000元（二零零五年三月三十一日：港幣124,200,000元）；

（乙）本公司對附屬公司及聯營公司作出被動用銀行信貸服務及履行合約擔保分別為港幣480,093,000元（二零零五年三月三十一日：港幣859,775,000元）及港幣196,495,000元（二零零五年三月三十一日：港幣235,951,000元）；及

（丙）一間附屬公司訴稱違反批發食品供應合同而被索港幣1,000,000元（二零零五年三月三十一日：無）。

16. 資本承擔

	本集團	
	於二零零五年九月三十日	於二零零五年三月三十一日
	港幣千元	*港幣千元*
訂立合約		
－就投資合夥項目	**29,800**	14,369
－就投資共同控制企業	**23,040**	－
	52,840	14,369

17. 營業性租賃

（甲）本集團作為承租人

本集團根據不可撤銷之營業租賃而須於未來支付之最低租賃金額如下：

	於二零零五年九月三十日	於二零零五年三月三十一日
	港幣千元	*港幣千元*
租約屆滿期：		
一年內	**49,692**	8,920
二至五年內	**60,320**	18,733
超逾五年	**11,055**	13,266
	121,067	40,919

租約之商討及租金之訂定平均期限為三年，並且有權選擇在到期日後續期。上述營業性租賃只包括基本租金，並無包括若個別店鋪營業額超越預定金額才可釐定的或然租金。

簡明財務報告附註 *(續)*

12. 應收賬款、存出按金及預付款項

應收賬款、存出按金及預付款項包括應收貨款港幣462,632,000元(二零零五年三月三十一日：港幣453,215,000元)。

應收貨款之賬齡分析如下：

	於二零零五年九月三十日 港幣千元	於二零零五年三月三十一日 港幣千元
0－60天	378,789	333,932
61－90天	18,751	34,210
逾90天	65,092	85,073
總計	462,632	453,215

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

13. 應付賬款、存入按金及應付費用

應付賬款、存入按金及應付費用包括應付貨款港幣307,193,000元(二零零五年三月三十一日：港幣348,191,000元)。

應付貨款之賬齡分析如下：

	於二零零五年九月三十日 港幣千元	於二零零五年三月三十一日 港幣千元
0－60天	188,620	226,605
61－90天	11,398	10,012
逾90天	107,175	111,574
總計	307,193	348,191

14. 股本

	每股面值港幣1.25元之普通股數目	票面值 港幣千元
法定股本：		
於二零零五年三月三十一日及二零零五年九月三十日	540,000,000	675,000
已發行及繳足股本：		
於二零零五年三月三十一日及二零零五年九月三十日	278,582,090	348,228

法定股本及已發行股本在期內並無任何變動。

簡明財務報告附註 *(續)*

7. 税項

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
本公司及附屬公司		
本年利得税		
香港	20,948	23,582
海外	32,944	6,730
遞延税項	29,522	1,897
	83,414	32,209

香港利得税準備乃根據本集團各公司估計應課税之溢利減可運用之前期虧損税務寬減按税率17.5%(二零零四年：17.5%)計算。

海外之課税準備乃按照各公司當地之法例估計應課税溢利計算。

8. 股息

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
中期股息		
每股港幣20仙(二零零四年：每股港幣20仙)	55,716	55,716
特別股息		
每股港幣18仙(二零零四年：無)	50,145	—
	105,861	55,716

9. 每股盈利

每股基本盈利之計算乃根據期內溢利港幣196,341,000元(二零零四年：港幣124,752,000元)及本期間已發行之278,582,000股(二零零四年：278,582,000股)普通股計算。

10. 物業、廠房及設備

截至二零零五年九月三十日止六個月，本集團購買物業、廠房及設備為港幣34,760,000元，出售物業、廠房及設備賬面淨值為港幣7,512,000元。

11. 商譽及無形資產

商譽及無形資產乃經過業務合併而被確認及取得，無形資產包括商標。

簡明財務報告附註(續)

5. 分類資料(續)

(乙)地區區劃

	營業額	
	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣百萬元	*港幣百萬元*
香港	1,721	1,162
中國內地	326	110
新加坡	83	96
泰國	34	36
加拿大	186	165
美國	52	51
歐洲	189	110
澳洲	77	52
其他	77	13
	2,745	1,795

6. 除稅前溢利

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
除稅前溢利已扣除(計入)下列各項目:		
售出存貨之成本	583,281	567,223
物業、廠房及設備之折舊	53,090	33,387
包括董事酬金之員工開支	354,058	302,965
減:撥作合約工程成本	(29,264)	(29,287)
	324,794	273,678
營業性租賃之支出:		
樓宇	20,030	8,724
其他	3,507	5,187

簡明財務報告附註(續)

5. 分類資料(續)

(甲)業務區劃(續)

截至二零零四年九月三十日止六個月

	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊通訊科技 港幣千元	其他 港幣千元	綜合 港幣千元
營業額						
營業額	986,404	134,020	205,092	294,683	216,737	1,836,936
分類之間銷售	(134)	(7,544)	(20,937)	(4,646)	(8,974)	(42,235)
外貿銷售	986,270	126,476	184,155	290,037	207,763	1,794,701
業績						
分類業績	82,353	20,894	66,145	1,480	12,576	183,448
未分配公司支出						(3,812)
利息收入						4,931
財務費用						(10,148)
所佔聯營公司業績	(1,244)	–	–	(24)	(392)	(1,660)
所佔共同控制企業業績	(117)	–	(12)	–	–	(129)
除税前溢利						172,630
税項						(32,209)
期內溢利						140,421

附註：各業務分類間的交易價格由管理層依據市場價格釐定。

簡明財務報告附註（續）

5. **分類資料**

本集團營業額及經營溢利貢獻以業務區劃及營業額以地區區劃之分析如下：

(甲) 業務區劃

截至二零零五年九月三十日止六個月

	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊通訊科技 港幣千元	其他 港幣千元	綜合 港幣千元
營業額						
營業額	1,222,057	548,530	419,359	296,408	304,231	2,790,585
分類之間銷售	(137)	(15,646)	(22,809)	(4,563)	(2,832)	(45,987)
外貿銷售	1,221,920	532,884	396,550	291,845	301,399	2,744,598
業績						
分類業績	93,969	68,696	144,469	10,927	22,217	340,278
未分配公司支出						(5,451)
利息收入						9,163
財務費用						(34,229)
所佔聯營公司業績	810	–	–	(45)	(3,000)	(2,235)
所佔共同控制企業業績	394	–	(468)	–	–	(74)
除稅前溢利						307,452
稅項						(83,414)
期內溢利						224,038

簡明財務報告附註 *(續)*

4. 業務合併

本期內，本集團購入Pacific Coffee Group(「Pacific Coffee」)及Ferrum Bau und Umwelt GmbH(「Ferrum」)全部已發行股本，其收購現金代價分別為港幣205,000,000元及港幣4,700,000元。Pacific Coffee及Ferrum於各收購日確認之資產、負債及或然負債之公平值如下：

	賬面值 *港幣千元*	公平值調整 *港幣千元*	公平值 *港幣千元*
物業、廠房及設備	26,534	—	26,534
存貨	4,871	—	4,871
在製品	179	—	179
應收賬款	2,751	—	2,751
其他應收賬款	18,280	—	18,280
銀行結存及現金	1,947	—	1,947
應付賬款	(7,517)	—	(7,517)
其他應付賬款	(4,931)	—	(4,931)
銀行貸款	(327)	—	(327)
課稅準備	(3,124)	—	(3,124)
遞延服務收入	(63)	—	(63)
遞延稅項負債	(624)	—	(624)
長期負債	(2,263)	—	(2,263)
或然負債	—	(1,000)	(1,000)
無形資產	—	60,000	60,000
收購資產淨值	35,713	59,000	94,713
收購時所產生之商譽			116,694
			211,407
現金代價			209,677
收購所產生之費用			1,730
			211,407
收購附屬公司淨現金流出			
已付之現金代價及費用			(211,407)
減：收購所得銀行結存及現金			1,620
			(209,787)

收購Pacific Coffee及Ferrum對本集團本期間的營業額貢獻分別為港幣72,510,000元及港幣3,140,000元，而由各收購日直至結算日，其對本集團除稅前溢利貢獻分別為港幣7,800,000元(扣除商標攤銷港幣2,100,000元)及港幣187,000元。

假設收購於二零零五年四月一日已完成，Pacific Coffee及Ferrum將對本集團本期間的營業額貢獻分別為港幣100,000,000元及港幣5,600,000元，對本集團本期間除稅前溢利貢獻分別為港幣11,400,000元(扣除商標攤銷港幣2,100,000元)及港幣199,000元。

簡明財務報告附註 *(續)*

3. 會計政策改變的影響摘要 *(續)*

於二零零五年三月三十一日及二零零五年四月一日因應用新香港財務報告準則的累計影響概括如下：

	於二零零五年三月三十一日 (原先呈報) 港幣千元	調整 港幣千元	於二零零五年三月三十一日 (重列) 港幣千元	調整 港幣千元	於二零零五年四月一日 (重列) 港幣千元
資產負債表項目					
投資物業	426,464	(44,910)	381,554	–	381,554
物業、廠房及設備	1,550,445	(389,783)	1,160,662	–	1,160,662
負商譽	(12,244)	–	(12,244)	12,244	–
所佔聯營公司權益	23,772	(7,288)	16,484	–	16,484
可出售之投資	–	–	–	14,841	14,841
證券投資(非流動)	13,744	–	13,744	(13,744)	–
會所債券	2,169	–	2,169	(2,169)	–
持作買賣之投資	–	–	–	1,162,716	1,162,716
證券投資(流動)	1,115,729	–	1,115,729	(1,115,729)	–
其他無牌價投資	45,915	–	45,915	(45,915)	–
衍生財務工具	–	–	–	(2,507)	(2,507)
遞延稅項負債	(152,381)	71,317	(81,064)	438	(80,626)
其他資產／負債	176,348	–	176,348	–	176,348
資產及負債總額	3,189,961	(370,664)	2,819,297	10,175	2,829,472
股本	(348,228)	–	(348,228)	–	(348,228)
股本溢價	(417,860)	–	(417,860)	–	(417,860)
資本儲備	(269,363)	–	(269,363)	(58,446)	(327,809)
投資物業重估儲備	(22,825)	22,825	–	–	–
自用物業重估儲備	(283,510)	283,510	–	–	–
保留溢利	(1,412,219)	2,788	(1,409,431)	48,271	(1,361,160)
其他儲備	(87,727)	–	(87,727)	–	(87,727)
本公司股權持有人應佔權益	(2,841,732)	309,123	(2,532,609)	(10,175)	(2,542,784)
少數股東權益	(348,229)	61,541	(286,688)	–	(286,688)
總權益	(3,189,961)	370,664	(2,819,297)	(10,175)	(2,829,472)

簡明財務報告附註(續)

3. 會計政策改變的影響摘要

上文附註2所述政策改變對本期間及前期間業績構成之影響如下：

	九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
投資物業之有關遞延稅項負債之增加	**(137)**	(137)
由投資物業重新分類至物業、廠房及設備所產生的折舊之增加	**(208)**	(222)
無形資產攤銷之減少	**2,797**	–
商譽攤銷之減少	**11,944**	–
負商譽回撥之減少	**(1,536)**	–
衍生財務工具公平值變動所產生之虧損	**(1,073)**	–
所佔聯營公司業績減少	**(165)**	(290)
聯營公司有關的稅項減少	**165**	290
衍生財務工具公平值變動所產生之遞延稅項增加	**923**	–
期內溢利增加(減少)	**12,710**	(359)
應佔溢利：		
本公司股權持有人	**11,874**	(359)
少數股東權益	**836**	–
	12,710	(359)

期內溢利增加(減少)，按其功能分析如下：

	九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
銷售成本增加	**(208)**	(222)
其他經營收入增加	**2,250**	–
其他經營支出增加	**(3,323)**	–
無形資產攤銷減少	**2,797**	–
商譽攤銷減少	**11,944**	–
負商譽回撥減少	**(1,536)**	–
所佔聯營公司業績減少	**(165)**	(290)
稅項減少	**951**	153
	12,710	(359)

簡明財務報告附註(續)

2. 主要會計政策(續)

投資物業(續)

採用香港會計準則第40號導致一些以往根據會計實務準則第13號之規定分類為投資物業的物業分類產生改變。在過往期間，雖然有物業部份非持作投資用途，但當中相等或少於百份之十五的面積若為本公司或本集團內的其他公司佔用，佔用部份亦歸類為投資物業。根據香港會計準則第40號，如物業部份可以分開出售(或作為融資租賃分開出租)，該部份應分開入賬。如該部份不能分開出售，而只有非主要部份用作生產或提供貨物或服務或作行政用途，該物業分類為投資物業。在本期間，本集團已追溯應用香港會計準則第40號，將一些可以分開出售(或作為融資租賃分開出租)的自用部份物業從投資物業重新分類至物業、廠房及設備。二零零四年的比較數字已被重列(其對財務狀況之影響見附註3)。

與投資物業有關之遞延稅項

於過往期間，根據以往的註釋(會計實務準則註釋第20號)重估投資物業所產生的遞延稅項乃根據有關物業是持有作待售之物業可收回的賬面值作出評估其稅務影響。在本期間，本集團應用香港會計準則註釋第21號「所得稅－收回經重估的不可折舊資產」，不再假設投資物業賬面值可透過出售而收回。因此，投資物業之遞延稅項影響評估按本集團預期於每一結算日有關物業可收回之數額計算其稅務影響。於香港會計準則註釋第21號未附任何具體過渡性條文下，本集團就此項會計政策的改變追溯應用。二零零四年的比較數字因而重列(其對財務狀況之影響見附註3)。

簡明財務報告附註（續）

2. 主要會計政策（續）

財務工具（續）

衍生工具及對沖（續）

自二零零五年四月一日開始，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具，均須於每個結算日以公平值列賬。根據香港會計準則39號，衍生工具（包括與主契約分開列賬的內含衍生工具）均視為持有作買賣用途的財務資產或財務負債，合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，並根據被對沖項目的性質作調整。所有衍生工具均視為持有作買賣用途的其公平值變動應於產生損益之會計期間於損益賬內確認。

本集團應用香港會計準則第39號之相關過渡性條文，已於二零零五年四月一日確認衍生工具之公平值（其對財務狀況之影響見附註3）。

業主自用的土地租賃權益

於過往期間，業主自用租賃土地及樓宇計入物業、廠房及設備，並採用重估模式計量。於本期間，本集團已採用香港會計準則第17號「租賃」。根據香港會計準則第17號，就租賃分類而言，租賃土地及樓宇土地與樓宇部份分開計算，除非租賃款項無法可靠地在土地與樓宇部分之間作出分配，則在該情況下，整項租賃一般會被作為融資租賃處理。倘租賃款項能夠可靠地在土地與樓宇部分之間作出分配，則將土地租賃權益重新分類為營業性租賃之預付租賃款項，該租賃款項乃按成本列賬，並於租賃期內以直線法攤銷減累計減值虧損。倘租賃款項無法可靠地在土地與樓宇部分之間作出分配，則土地租賃權益將繼續列作物業、廠房及設備處理。此會計政策變動已被追溯應用（其對財務狀況之影響見附註3）。

投資物業

在本期間，本集團首次應用香港會計準則第40號「投資物業」，本集團選擇將旗下投資物業以公平值模式入賬，此模式規定將投資物業公平值變動所產生的收益或虧損直接確認於產生期內之損益，在過往期間，根據會計實務準則第13號規定，投資物業以公開市值計量，重估盈餘或虧絀撥入投資物業重估儲備，除非儲備結餘不足以彌補重估值所產生之減值，則重估減值高出投資物業重估儲備結餘欠數自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按之前的減幅記入收益表。本集團已追溯應用此會計政策，並選擇自二零零五年四月一日起應用會計準則第40號。於二零零五年四月一日，計入物業重估儲備之數額已撥作本集團保留溢利。二零零四年之比較數字已被重列（其對財務狀況之影響見附註3）。

簡明財務報告附註(續)

2. 主要會計政策(續)

財務工具(續)

以往按會計實務準則第24號的不同處理方法計量的債務證券及股本證券

於二零零五年三月三十一日，本集團根據會計實務準則第24號的不同處理方法進行債務證券及股本證券的分類及計量。根據會計實務準則第24號，投資債務證券或股本證券會適當地分類為「買賣證券」、「非買賣證券」及「持有至到期日投資」。「買賣證券」及「非買賣證券」均以公平值計量。「買賣證券」的未實現損益於產生該損益的會計期間列為溢利或虧損。「非買賣證券」的未實現損益作權益入賬，直至該等證券售出或決定有所減值，屆時原先確認為權益的累積損益將列入該會計期間的損益淨額。自二零零五年四月一日開始，本集團按香港會計準則第39號將債務證券及股本證券分類及計量。根據香港會計準則第39號，財務資產分類為「於損益賬按公平值處理的財務資產」、「可出售財務資產」、「貸款及應收款項」或「持有至到期日財務資產」。「於損益賬按公平值處理的財務資產」及「可出售財務資產」以公平值列賬，公平值的變動分別確認為損益及權益。根據會計實務準則第24號分類為「非買賣證券」之投資證券已被重新分類為可出售，因而不需調整。「貸款及應收款項」及「持有到期日財務資產」採用實際利率法按攤銷成本計量。

債務證券與股本證券以外之財務資產及財務負債

自二零零五年四月一日開始，本集團就債務證券及股本證券以外的財務資產及財務負債(以往不屬於會計實務準則第24號範圍)按照香港會計準則第39號的規定進行分類及計量。如前所述，香港會計準則第39號將財務資產分類為「於損益賬按公平值處理的財務資產」、「可出售財務資產」、「貸款及應收款項」及「持有至到期日財務資產」。財務負債基本上分類為「於損益賬按公平值處理的財務負債」或「於損益賬按公平值處理的財務負債以外之其他財務負債(其他財務負債)」。「其他財務負債」以實際利率法按攤銷成本持有。香港會計準則第39號之應用對債務證券與股本證券以外之財務資產及財務負債並沒有重大影響。

衍生工具及對沖

直至二零零五年三月三十一日，本集團主要利用利率及貨幣掉期之衍生財務工具來管理本集團之利率及匯兌波動，除衍生工具之利息結算以應計基礎入賬，以往衍生工具的數額不記入資產負債表。

簡明財務報告附註（續）

2. 主要會計政策（續）

業務合併（續）

本集團攤佔被收購者之可識別資產、負債及或然負債公平淨值之權益超出成本之數額（前稱「負商譽」）

於過往期間，於二零零一年四月一日前收購產生之負商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司才計算入收益表內。而於二零零一年四月一日後從收購所產生的負商譽會呈列為從資產扣除之項目並對引起該負商譽的因素分析後按分析結果計入收益表。根據香港財務報告準則第3號，本集團攤佔被收購者之可識別資產、負債及或然負債公平淨值之權益超出收購成本之任何數額（「收購折讓」）於進行收購之期間即時於收益表確認。按照香港財務報告準則第3號之有關過渡性條文，本集團於二零零五年四月一日已解除確認所有負商譽（其中港幣26,459,000元的負商譽以往記入儲備，港幣12,244,000元的負商譽以往作為資產減項），並相應增加保留溢利（其對財務狀況之影響見附註3）。

被收購公司的或然負債

根據香港財務報告準則第3號的規定，當被收購公司的或然負債可以合理地計量時，該等或然負債需要在收購日確認。於過往期間，被收購公司的或然負債不與商譽分開確認。由於此會計政策變動，本集團已於本期發生之收購日，在資產負債表上確認公平值港幣1,000,000元被收購公司的或然負債。另外，由於此會計政策的變更對二零零五年一月一日及後的收購協議並無追溯採用，故此沒有重列二零零四年的比較數字。

財務工具

於本期間，本集團已應用香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定作追溯應用。香港會計準則第32號之應用對呈報本期間財務報告沒有重大影響。於二零零五年一月一日或以後開始的會計期間生效之香港會計準則第39號，基本上不容許對財務資產及負債進行追溯性的確認、解除確認或計量。因實行香港會計準則第39號而產生的主要影響摘要如下：

財務資產及財務負債的分類及計量

本集團已就香港會計準則第39號所界定之財務資產及財務負債範圍內，應用有關分類及計量的過渡性條文。

簡明財務報告附註
截至二零零五年九月三十日止六個月

1. 編製基礎及會計政策

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃按歷史成本編製，惟若干物業及財務工具乃按適用情況以重估值或公平值計量。

除下文所述者外，簡明財務報表所採用之會計政策與本集團編製截至二零零五年三月三十一日止年度之年度財務報表所依循者一致。

於本期間，本集團首次應用香港會計師公會頒佈之多項新香港財務報告準則(「香港財務報告準則」)、香港會計準則及詮釋(以下統稱「新香港財務報告準則」)，該等準則由二零零五年一月一日或其後開始之會計期間生效。應用新香港財務報告準則導致收益表、資產負債表及權益變動表之呈列方式改變。尤其是少數股東權益之呈列方式均已改變。呈列方式之改變已追溯應用。採納新香港財務報告準則導致本集團於以下範疇之會計政策出現變動，並對如何編製及呈列本期間或過往會計期間業績有所影響。

業務合併

於本期間，本集團已應用香港財務報告準則第3號「業務合併」，該準則適用於協議日期為二零零五年一月一日或其後之業務合併。應用香港財務報告準則第3號對本集團構成之主要影響概述如下：

商譽

於過往期間，於二零零一年四月一日前收購產生之商譽會計入儲備，而於二零零一年四月一日或之後收購產生之商譽則資本化及按其估計可使用年期攤銷。本集團已應用香港財務報告準則第3號之有關過渡性條文，先前於儲備確認之商譽已撥入本集團於二零零五年四月一日之保留溢利。就過往已於資產負債表資本化之商譽而言，本集團自二零零五年四月一日起已不再攤銷該商譽，而商譽將最少每年及於進行收購之財政年度進行減值測試。於二零零五年四月一日後收購產生之商譽乃於初步確認後按成本減累計減值虧損(如有)計量。由於此會計政策變動，本期間並無計入商譽攤銷(其對財務狀況之影響見附註3)。

簡明綜合現金流動表
截至二零零五年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零五年 *港幣千元*	 二零零四年 *港幣千元*
經營業務之現金注入（支出）淨額	**103,343**	(126,651)
投資業務（支出）注入之現金淨額	**(151,359)**	30,924
融資業務之現金注入（支出）淨額	**118,613**	(119,327)
現金及現金等值淨額之增加（減少）	**70,597**	(215,054)
期初之現金及現金等值結存	**1,015,852**	1,051,550
匯率變動之影響	**(1,547)**	(632)
期末之現金及現金等值結存	**1,084,902**	835,864
現金及現金等值結餘之分析		
銀行結存及現金等值	**1,091,941**	839,950
銀行透支	**(7,039)**	(4,086)
	1,084,902	835,864

簡明綜合權益變動表 *(續)*

截至二零零四年九月三十日止六個月

	本公司股權持有人應佔權益											
	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	投資物業重估儲備 港幣千元	自用物業重估儲備 港幣千元	外匯兑換浮動儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	總額 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零四年三月三十一日												
原先呈報	348,228	417,860	269,334	7,526	–	116,543	2,799	55,716	1,255,843	2,473,849	322,779	2,796,628
會計政策改變之影響	–	–	–	–	–	(116,543)	–	–	(4,889)	(121,432)	(32,001)	(153,433)
重列	348,228	417,860	269,334	7,526	–	–	2,799	55,716	1,250,954	2,352,417	290,778	2,643,195
二零零四年已付末期股息	–	–	–	–	–	–	–	(55,716)	–	(55,716)	–	(55,716)
發行新股費用	–	(10)	–	–	–	–	–	–	–	(10)	–	(10)
因附屬公司清盤而撥轉	–	–	29	–	–	–	–	–	–	29	–	29
收購附屬公司產生	–	–	581	–	–	–	–	–	–	581	–	581
因換算海外附屬公司、聯營公司及共同控制企業的財務報告所產生之匯兑虧損	–	–	–	–	–	–	(4,025)	–	–	(4,025)	(476)	(4,501)
期內溢利	–	–	–	–	–	–	–	–	124,752	124,752	15,669	140,421
付少數股東權益股息	–	–	–	–	–	–	–	–	–	–	(2,831)	(2,831)
收購及增購附屬公司權益	–	–	–	–	–	–	–	–	–	–	11,533	11,533
中期股息	–	–	–	–	–	–	–	55,716	(55,716)	–	–	–
於二零零四年九月三十日	348,228	417,850	269,944	7,526	–	–	(1,226)	55,716	1,319,990	2,418,028	314,673	2,732,701

簡明綜合權益變動表

截至二零零五年九月三十日止六個月

	本公司股權持有人應佔權益											
	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	投資物業重估儲備 港幣千元	自用物業重估儲備 港幣千元	外匯兌換浮動儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	總額 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零五年三月三十一日												
原先呈報	348,228	417,860	269,363	7,526	22,825	283,510	10,555	69,646	1,412,219	2,841,732	348,229	3,189,961
會計政策改變之影響	–	–	–	–	(22,825)	(283,510)	–	–	(2,788)	(309,123)	(61,541)	(370,664)
開首數額調整前重列	348,228	417,860	269,363	7,526	–	–	10,555	69,646	1,409,431	2,532,609	286,688	2,819,297
會計政策改變下之開首數額調整	–	–	58,446	–	–	–	–	–	(48,271)	10,175	–	10,175
重列	348,228	417,860	327,809	7,526	–	–	10,555	69,646	1,361,160	2,542,784	286,688	2,829,472
二零零五年已付末期股息	–	–	–	–	–	–	–	(69,646)	–	(69,646)	–	(69,646)
因換算海外附屬公司、聯營公司及共同控制企業的財務報告所產生之匯兌虧損	–	–	–	–	–	–	(3,663)	–	–	(3,663)	880	(2,783)
期內溢利	–	–	–	–	–	–	–	–	196,341	196,341	27,697	224,038
付少數股東權益股息	–	–	–	–	–	–	–	–	–	–	(924)	(924)
增購附屬公司股權	–	–	–	–	–	–	–	–	–	–	(42,042)	(42,042)
少數股東貢獻之資本	–	–	–	–	–	–	–	–	–	–	1,999	1,999
中期股息	–	–	–	–	–	–	–	105,861	(105,861)	–	–	–
於二零零五年九月三十日	348,228	417,860	327,809	7,526	–	–	6,892	105,861	1,451,640	2,665,816	274,298	2,940,114

簡明綜合資產負債表(續)

於二零零五年九月三十日

	附註	未經審核 二零零五年 九月三十日 港幣千元	審核及重列 二零零五年 三月三十一日 港幣千元
流動負債			
應付賬款、存入按金及應付費用	13	1,052,006	1,254,737
未滿期保險費－一年內到期		37,706	53,933
未決保險索償		310,430	338,074
聯營公司應付賬		2,587	1,892
就合約工程應向客戶支付之款項		192,506	107,270
應付票據		12,492	24,133
融資性租賃之債務		2,554	3,543
遞延服務收入		23,428	23,342
衍生財務工具		3,580	—
課稅準備		48,375	11,733
銀行貸款		1,301,725	1,266,437
其他貸款		401	250
銀行透支－無抵押		7,039	1,895
		2,994,829	3,087,239
流動資產淨值		1,591,299	1,323,341
		3,646,536	3,344,229
股本及儲備			
股本	14	348,228	348,228
儲備		2,317,588	2,184,381
本公司股權持有人應佔權益		2,665,816	2,532,609
少數股東權益		274,298	286,688
總權益		2,940,114	2,819,297
非流動負債			
銀行貸款		565,642	412,110
其他貸款		8,895	2,105
未滿期保險費－超逾一年		19,425	27,784
遞延稅項負債		111,414	81,064
融資性租賃之債務		1,046	1,869
		706,422	524,932
		3,646,536	3,344,229

簡明綜合資產負債表
於二零零五年九月三十日

	附註	未經審核 二零零五年 九月三十日 港幣千元	審核及重列 二零零五年 三月三十一日 港幣千元
非流動資產			
投資物業		378,029	381,554
物業、廠房及設備	10	1,156,617	1,160,662
待發展物業		9,216	8,901
商譽	11	201,944	83,576
負商譽		–	(12,244)
無形資產	11	102,514	46,842
所佔聯營公司權益		13,482	16,484
所佔共同控制企業權益		115,028	64,903
可出售之投資		18,864	–
證券投資		–	13,744
會所債券		–	2,169
遞延税項資產		12,983	12,497
定期存款		46,560	241,800
		2,055,237	2,020,888
流動資產			
存貨		270,545	249,965
待售物業		524,947	657,609
應收賬款、存出按金及預付款項	12	903,250	868,399
聯營公司應收賬		57,712	24,100
共同控制企業應收賬		123,892	86,442
就合約工程應向客戶收取之款項		404,068	344,674
持作買賣之投資		1,209,773	–
證券投資		–	1,115,729
其他無牌價投資		–	45,915
銀行結存及現金等值		1,091,941	1,017,747
		4,586,128	4,410,580

中期業績

其士國際集團有限公司(「本公司」)董事欣然公佈本公司及其附屬公司(「本集團」)截至二零零五年九月三十日止六個月之未經審核簡明綜合中期業績,連同二零零四年同期之未經審核比較數字如下:

簡明綜合收益表

截至二零零五年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零五年 港幣千元	(重列) 二零零四年 港幣千元
營業額	5	**2,744,598**	1,794,701
銷售成本		**(2,277,155)**	(1,506,779)
毛利		**467,443**	287,922
其他經營收入		**83,048**	39,720
銷售及分銷費用		**(137,631)**	(70,826)
行政開支		**(49,119)**	(44,567)
其他經營支出		**(19,751)**	(27,682)
財務費用		**(34,229)**	(10,148)
所佔聯營公司業績		**(2,235)**	(1,660)
所佔共同控制企業業績		**(74)**	(129)
除税前溢利	6	**307,452**	172,630
税項	7	**(83,414)**	(32,209)
期內溢利		**224,038**	140,421
應佔溢利:			
本公司股權持有人		**196,341**	124,752
少數股東權益		**27,697**	15,669
		224,038	140,421
股息	8	**105,861**	55,716
每股盈利	9	**70.5仙**	44.8仙
每股股息			
中期		**20仙**	20仙
特別		**18仙**	—

CHEVALIER

其士國際集團有限公司

（於百慕達註冊成立之有限公司）

二零零五至二零零六年度中期業績報告

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agents through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

DISCLOSEABLE TRANSACTION – JOINT DEVELOPMENT PROJECT

Financial adviser to Chevalier International Holdings Limited

SOMERLEY LIMITED

* *For identification purpose only*

2nd August, 2006

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Board"	board of Directors;
"Chevalier Chengdu"	其士(成都)投資管理有限公司 (Chevalier (Chengdu) Investment Management Limited), a wholly-owned subsidiary of the Company established as a wholly foreign-owned enterprise in the PRC with limited liability;
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, shares of which are listed on the Stock Exchange;
"Development Agreement"	the joint development project agreement dated 27th June, 2006 entered into between Chevalier Chengdu and the JV Partners to undertake the Joint Development Project;
"Development Site"	the site for the development of the Joint Development Project;
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"Joint Development Project"	the commercial complex situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC to be developed by the JV Partners and Chevalier Chengdu;
"Joint Venture Company"	a company to be established in the PRC with limited liability;
"JV Partners"	安徽省華僑飯店 (Anhui Province Hua Qiao Hotel), a state-owned company established in the PRC and 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation), a state-owned company established in the PRC;
"JV Partners' Land"	a parcel of land situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC and is owned by 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel) and to be contributed to the Joint Development Project by the JV Partners;
"Latest Practicable Date"	31st July, 2006, being the latest practicable date for ascertaining certain information contained herein prior to the printing of this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Companies;
"PRC"	The People's Republic of China which for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of HK$1.25 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of the Share(s);
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi yuan, the lawful currency of the PRC.
"%"	per cent.

In this circular, the exchange rate of HK$1.00 to RMB1.04 has been used for reference only.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Managing Director)*
Fung Pak Kwan
Tam Kwok Wing
Kan Ka Hon
Chow Vee Tsung, Oscar
Ho Chung Leung

Independent non-executive Directors:
Chow Ming Kuen, Joseph *O.B.E., J.P.*
Li Kwok Heem, John
Sun Kai Dah, George

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

2nd August, 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION – JOINT DEVELOPMENT PROJECT

INTRODUCTION

The Board is pleased to announce that Chevalier Chengdu, a wholly-owned subsidiary of the Company, has entered into an agreement with 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel) and 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation) on 27th June, 2006 whereby the parties to the agreement agreed to undertake the Joint Development Project.

THE DEVELOPMENT AGREEMENT DATED 27TH JUNE, 2006

Parties:

(1) Chevalier Chengdu, a wholly-owned subsidiary of the Company established as a wholly foreign-owned enterprise in the PRC with limited liability. Chevalier Chengdu is principally engaged in property investment as well as provision of business consulting services;

* *For identification purpose only*

(2) 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel), a state-owned company established in the PRC and is principally engaged in the provision of tourism services and property development;

(3) 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation), a state-owned company established in the PRC and is principally engaged in trading of building materials, property development, property management and provision of business consulting services.

To the best knowledge, information and belief of the Directors after having made all reasonable enquiries, as at the date of this circular, the JV Partners and their ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

Major Terms

The Joint Development Project involves development of a commercial complex on a site situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC. Majority portion of the Development Site is owned by 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel) which has agreed to transfer it to the Joint Development Project for development as described below in further details. The remaining area of the Development Site would be acquired from independent third parties.

Pursuant to the Development Agreement, Chevalier Chengdu and the JV Partners will bear the cost and share the economic interests in the Joint Development Project on a 51:49 basis. The total investment for the Joint Development Project is RMB750,000,000 (equivalent to approximately HK$721,153,846), of which RMB108,440,000 (equivalent to approximately HK$104,269,231) and RMB112,870,000 (equivalent to approximately HK$108,528,846) will be contributed by the JV Partners and Chevalier Chengdu respectively, and the remaining is expected to be financed by external borrowings or be borne by Chevalier Chengdu and the JV Partners on a 51:49 basis. The JV Partners will make their initial contribution of RMB108,440,000 (equivalent to approximately HK$104,269,231) in the form of the JV Partners' Land. The JV Partners' Land shall be transferred to the Joint Development Project with good titles and free of lien, encumbrances or other third parties' rights. Accordingly, the JV Partners shall bear all land premium for, and the cost for demolition and resettlement of occupants in the existing buildings over, the JV Partners' Land, if required, at their own cost. The agreed value of the JV Partners' Land of RMB108,440,000 (equivalent to approximately HK$104,269,231) is arrived at after arms-length negotiations between Chevalier Chengdu and the JV Partners and with reference to the Directors' knowledge of recent market prices of comparable development sites. Chevalier Chengdu has on 11th July 2006 paid RMB5 million (equivalent to approximately HK$4.8 million) cash into a segregated account ("Segregated Account") established for the Joint Development Project and operated jointly by Chevalier Chengdu and the JV Partners, and the remaining RMB107,870,000 (equivalent to approximately HK$103,721,154) will be contributed in stages to the Joint Development Project's Segregated Account according to the terms of the Development Agreement. Further announcement on the detailed payment terms will be made once the expected timetable for payment of the remaining portion of the initial cash contribution can be ascertained.

The Company shall also make announcement to the shareholders if there is any changes to the major terms of the Development Agreement.

The Group has financed the above RMB5 million contribution and will finance the remaining part of its initial cash contribution of RMB107,870,000 to the Joint Development Project from internal resources.

Pursuant to the Development Agreement, any further fundings required for the Joint Development Project in addition to the initial cash contribution of RMB112,870,000 to be made by Chevalier Chengdu will be raised from external borrowings, failing which Chevalier Chengdu and the JV Partners shall extend further fundings to the Joint Development Project in the ratio of 51:49 which is the same as their respective interests in the Joint Development Project. The further fundings to be provided by Chevalier Chengdu may be satisfied by external borrowings and/or internal resources of the Group, and the proportion of fundings sources is yet to be decided.

It is intended that in due course the Joint Development Project will be undertaken by a Joint Venture Company to be established in the PRC among Chevalier Chengdu and the JV Partners. The formation of the Joint Venture Company and the transfer of the JV Partners' Land under the Joint Development Project to the Joint Venture Company are subject to the PRC relevant government approvals. Once the Joint Venture Company is set up, the contributions made by Chevalier Chengdu and the JV Partners to the Joint Development Project will be transferred to the Joint Venture Company as their respective capital contributions. The results and assets and liabilities of the Joint Venture Company would be consolidated into the accounts of the Group.

Management committee of the Joint Development Project

A management committee will be set up and it shall be responsible for decision making and monitoring of the Joint Development Project. It shall comprise nine committee members, of which five will be appointed by Chevalier Chengdu, three by 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation) and the remaining one by 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel). After the Joint Venture Company is set up, the management committee members will be appointed to the board of directors of the Joint Venture Company.

THE JOINT DEVELOPMENT PROJECT

The Joint Development Project will be named 華僑廣場 (Hua Qiao Plaza) and constructed on a site situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC. Hefei is the capital city and an important industrial centre of the Anhui Province, with a total area of approximately 7,266 square kilometers and a population of approximately 4.6 million as of 31st December, 2005. The Development Site is situated at a prime location of Hefei, which gives the Joint Development Project a competitive advantage in terms of location.

Like other PRC urban cities, Hefei has attained fast economic growth in recent years. Hefei's GDP reached approximately RMB85.4 billion in 2005, representing an approximately 16.9% growth over 2004. Its GDP per capita increased by approximately 14.5% over 2004 to RMB18,960 in 2005. Urban consumer expenditure in Hefei reached RMB32.4 billion in 2005, representing an increase of approximately 35.3% over 2004. This fast economic growth has created increasing demand for commercial complex. With its prime location in Hefei, the Directors believe that the Joint Development Project, when launched, would be well received by the market.

It is currently planned that the Joint Development Project would comprise office building, shopping mall, hotel and service apartment. Nevertheless, the exact development plan of the Joint Development Project is yet to be finalized.

REASONS FOR ENTERING INTO THE DEVELOPMENT AGREEMENT

The Group is principally engaged in construction, engineering, insurance, property investment, hotel investment, information technology and food and beverage. The Development Agreement will create a good opportunity for the Group to benefit from the growing property market in the PRC. As mentioned in the Company's annual report for the year ended 31st March, 2005, the Group has confidence in the long-term growth of the PRC property market and expects the austerity measures imposed by the PRC government will help to eliminate speculative players, thus paving the way for healthy long-term growth of the market. As mentioned above, the Development Site occupies a prime location in Hefei which in turn is the capital city and an important industrial centre of the Anhui Province. Given this, the Directors have confidence in the prospect of the Joint Development Project which caters for the expected increasing demand from business travelers and retailers in Hefei brought about by the continued economic growth in the city.

The Directors (including the independent non-executive Directors) consider that the Development Agreement is on normal commercial terms, which is fair and reasonable to the Company and its shareholders and the undertaking of the Joint Development Project is in the interests of the Company.

GENERAL

Your attention is drawn to the additional information contained in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, and that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) *Interests in the Company – Shares*

		Number of Shares			
Name of Directors	Capacity	Personal interests	Family interests	Total	Approximate percentage of interest (%) *(Note 2)*
CHOW Yei Ching ("Dr. Chow")	Beneficial owner	147,738,359 *(Note 1)*	–	147,738,359	53.03
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

Note:

(1) Dr. Chow beneficially owned 147,738,359 Shares, representing approximately 53.03% of the issued share capital of the Company. These Shares were same as those Shares disclosed in the section "Substantial shareholders' interests in securities" below.

(2) The above percentage is calculated on the basis of the issued share capital of the Company as at the Latest Practicable Date.

(b) *Interests in associated corporation – shares*

Name of Directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%) (Note 2)
Dr. Chow	Chevalier iTech Holdings Limited ("CiTL")	Beneficial owner and interest of controlled corporation	6,815,854	104,198,933 (Note 1)	-	111,014,787	64.79
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	-	-	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	-	-	2,580,000	1.51
TAM Kwok Wing	CiTL	Beneficial owner	400,000	-	10,400	410,400	0.24
KAN Ka Hon	CiTL	Beneficial owner	451,200	-	-	451,200	0.26

Note:

(1) Dr. Chow had notified CiTL that under the SFO, he was deemed to be interested in 104,198,933 shares in CiTL which were all held by the Company as Dr. Chow beneficially owned 147,738,359 Shares, representing approximately 53.03% of the issued share capital of the Company.

(2) The above percentage is calculated on the basis of the issued share capital of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the Shares or underlying Shares which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name of Shareholder	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest (%) *(Note 2)*
Dr. Chow	Beneficial owner	147,738,359	–	53.03
MIYAKAWA Michiko	Beneficial owner	147,738,359 *(Note 1)*	–	53.03
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	43,180,459 *(Note 3)*	15.50
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	40,178,571 *(Note 4)*	14.42
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	40,178,571 *(Note 4)*	14.42
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	40,178,571 *(Note 4)*	14.42
Goldman Sachs International	Beneficial owner	–	40,178,571 *(Note 4)*	14.42
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888 *(Note 5)*	–	1.08
Goldman Sachs & Co	Beneficial owner	3,001,888 *(Note 5)*	–	1.08

Note:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 147,738,359 Shares held by Dr. Chow.

(2) The above percentage is calculated on the basis of the issued share capital of the Company as at the Latest Practicable Date.

(3) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 40,178,571 Shares that would be held by Goldman Sachs International upon full conversion of the HK$450,000,000 2.125 per cent. convertible bonds due 2011 (the "Bonds") held by Goldman Sachs International at the initial conversion price of HK$11.20 per Share. The Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(4) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 40,178,571 Shares that would be held by Goldman Sachs International upon full conversion of the Bonds at the initial conversion price of HK$11.20 per Share. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C..

(5) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, so far as is known to the Directors, none of the members of the Group are engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors have an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors have entered, or are proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. Ho Chung Leung, FCCA. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. Kan Ka Hon, FCCA. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its head office and principal place of business are situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘滙中心二十六樓。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

附註：

(一) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之147,738,359股份。

(二) 以上百分比按本公司於最後實際可行日期的已發行股本計算。

(三) Goldman Sachs & Co持有3,001,888股份及Goldman Sachs International持有40,178,571股份，可悉數以港幣450,000,000元於二零一一年到期之2.125厘，並以每股港幣11.20元初步換購價轉換為股份的本公司可換股債券(「債券」)。本公司於二零零六年七月二十六日發行該債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(四) Goldman Sachs International持有以每股港幣11.20元初步換購價轉換為股份的債券。Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有40,178,571股份。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(五) Goldman Sachs & Co持有3,001,888股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.20%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

除上文所披露者外，於最後實際可行日期，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於本集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，本集團並無成員公司牽涉任何重大訴訟或仲裁；而據各董事所知，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，各董事概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，各董事概無與本公司或其附屬公司訂立或擬訂立任何服務合約，亦無於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 一般事項

ii.　主要股東之證券權益

於最後實際可行日期，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	身份	持股份數量	持相關股份數量（本公司衍生股份）	權益概約百分比(%)（附註二）
周博士	實益擁有人	147,738,359	–	53.03
宮川美智子	實益擁有人	147,738,359（附註一）	–	53.03
The Goldman Sachs Group, Inc.	受控制公司之權益	–	43,180,459（附註三）	15.50
Goldman Sachs (UK) L.L.C.	受控制公司之權益	–	40,178,571（附註四）	14.42
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	–	40,178,571（附註四）	14.42
Goldman Sachs Holdings (U.K.)	受控制公司之權益	–	40,178,571（附註四）	14.42
Goldman Sachs International	實益擁有人	–	40,178,571（附註四）	14.42
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888（附註五）	–	1.08
Goldman Sachs & Co	實益擁有人	3,001,888（附註五）	–	1.08

(乙) 相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比(%) *(附註二)*
周博士	其士科技控股有限公司(「其士科技」)	實益擁有人及受控制公司之權益	6,815,854	104,198,933 *(附註一)*	－	111,014,787	64.79
郭海生	其士科技	實益擁有人	2,400,000	－	－	2,400,000	1.40
馮伯坤	其士科技	實益擁有人	2,580,000	－	－	2,580,000	1.51
譚國榮	其士科技	實益擁有人	400,000	－	10,400	410,400	0.24
簡嘉翰	其士科技	實益擁有人	451,200	－	－	451,200	0.26

附註：

(一) 周博士實益持有147,738,359股份，佔本公司已發行股份約53.03%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份104,198,933股之權益，周博士並已就此向其士科技作出知會。

(二) 以上的百分比按本公司於最後實際可行日期的已發行股本計算。

除上文所披露者外，於最後實際可行日期，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

1. 責任聲明

本通函乃遵照上市規則提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份

董事名稱	身份	股份數目 個人權益	家族權益	總數	權益概約百分比(%) *(附註二)*
周亦卿（「周博士」）	實益擁有人	147,738,359 *(附註一)*	－	147,738,359	53.03
郭海生	實益擁有人	98,216	－	98,216	0.04
馮伯坤	實益擁有人	93,479	－	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	－	29,040	0.01
何宗樑	實益擁有人	40,000	－	40,000	0.01

附註：

(一) 周博士實益持有147,738,359股份，佔本公司股份約53.03%。該等股份與下段「主要股東之證券權益」所述之股份相同。

(二) 以上的百分比按本公司於最後實際可行日期的已發行股本計算。

按照目前計劃，聯合發展項目為集辦公室大樓、商場、酒店及服務式住宅於一身的項目。然而，聯合發展項目之確實發展規劃尚未敲定。

訂立發展協議之原因

本集團之主要業務包括建築、機械工程、保險、物業投資、酒店投資、資訊科技及休閒飲食。發展協議為本集團締造良機，讓本集團受惠於國內蓬勃發展之房地產市場。誠如本公司截至二零零五年三月三十一日止年度年報所述，本集團對中國房地產市場的長遠發展有信心，並預期中國政府實施的宏觀調控有助淘汰志在投機的市場參與者，從而為房地產市場的長遠健康增長鋪路。誠如上文所述，發展地盤位處安徽省省會兼工業重鎮合肥市內的黃金地段，故董事對聯合發展項目之前景甚有信心，相信項目可配合因合肥市經濟持續增長所推動的商業旅客及零售商對同類物業與日俱增之需求。

董事(包括獨立非執行董事)認為發展協議乃按一般商業條款訂立，對本公司及其股東為公平及合理，而開發聯合發展項目對本公司有利。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零六年八月二日

本集團已以內部資源撥付上述之人民幣5,000,000元出資，並將以內部資源撥付其對聯合發展項目之初步現金出資之餘下部份人民幣107,870,000元。

根據發展協議，若聯合發展項目需要其士成都初步現金出資人民幣112,870,000元以外的進一步資金，其將向外舉債，否則其士成都與合資伙伴將以51:49之比例(與彼等各自於聯合發展項目之權益相同)向聯合發展項目提供進一步資金。其士成都將提供之進一步資金可由本集團透過向外舉債及／或以內部資源撥付，而資金來源之比例有待釐定。

按目前計劃，聯合發展項目將於適當時候交由其士成都與合資伙伴將於中國成立之合資企業負責。合資企業之成立及將聯合發展項目下之合資伙伴之土地轉讓予合資企業須待中國有關當局批准後，方可作實。待合資企業成立後，其士成都與合資伙伴對聯合發展項目之出資將轉讓予合資企業作為彼等各自之資本出資。合資企業之業績及資產與負債將綜合計入本集團之帳目內。

聯合發展項目之管理委員會

聯合發展項目將成立管理委員會，其將負責聯合發展項目之決策及監督。委員會由九位成員組成，其中五位由其士成都委任，三位由安徽安興聯合總公司委任，其餘一位由安徽省華僑飯店委任。合資企業成立後，管理委員會成員將獲委任加入合資企業之董事會。

聯合發展項目

聯合發展項目將名為「華僑廣場」，並將建於一個位於中國安徽省合肥市長江中路之地盤上。合肥市為安徽省省會及省內的工業重鎮，於二零零五年十二月三十一日之總面積達約7,266平方公里，人口約4,600,000。發展地盤位於合肥市的黃金地段，使聯合發展項目在地理位置上極具競爭優勢。

合肥市與國內其他城市同樣在近年錄得迅速之經濟增長。合肥市二零零五年之本地生產總值達約人民幣854億元，較二零零四年增長約16.9%。其二零零五年人均本地生產總值較二零零四年上升約14.5%，增至人民幣18,960元。合肥市二零零五年之城區消費開支達人民幣324億元，較二零零四年增長約35.3%。當地經濟增長迅速使市場對商業綜合大樓之需求日趨殷切。由於聯合發展項目位於合肥市的優越地點，董事相信聯合發展項目推出時定必大受市場歡迎。

(2) 安徽省華僑飯店，其為一家於中國成立之國企，主要業務為提供旅遊服務及房地產開發；

(3) 安徽安興聯合總公司，其為一家於中國成立之國企，主要業務為建材貿易、房地產開發、物業管理及提供業務諮詢服務。

以董事所知、所信，並經所有合理查詢後，於本通函日期，合資伙伴及其最終實益擁有人為本公司及其關連人士（根據上市規則所載）的獨立第三者。

主要條款

聯合發展項目涉及在一個位於中國安徽省合肥市長江中路之地盤上興建一幢商業綜合大樓。安徽省華僑飯店擁有大部份發展地盤，其已同意將所持之發展地盤轉讓予聯合發展項目作發展之用，詳情請參閱下文。發展地盤之餘下部份將向獨立第三方購入。

按發展協議，其士成都與合資伙伴將按51:49之比例分擔聯合發展項目之成本及分享其經濟利益。聯合發展項目之總投資額為人民幣750,000,000元（相約於港幣721,153,846元），其中人民幣108,440,000元（相約於港幣104,269,231元）及人民幣112,870,000元（相約於港幣108,528,846元）將分別由合資伙伴與其士成都出繳，預期餘款將以對外舉債撥付或由其士成都與合資伙伴按51:49之比例分擔。合資伙伴將以合資伙伴之土地出繳其人民幣108,440,000元（相約於港幣104,269,231元）之初步出資。合資伙伴之土地將以具備妥善業權並且不附帶留置權、產權負擔或其他第三方權利之形式轉讓予聯合發展項目。因此，合資伙伴將自行承擔合資伙伴之土地之一切地價、拆遷現時建於合資伙伴之土地之上的樓房的費用以及動遷合資伙伴之土地上現有居民的費用（如需要）。合資伙伴之土地之協定價值為人民幣108,440,000元（相約於港幣104,269,231元），乃其士成都與合資伙伴按公平原則並參考董事所知之可比較發展項目地盤近期之市價而商定。其士成都已於二零零六年七月十一日支付人民幣5,000,000元（相約於港幣4,800,000元），該筆現金款項已存入一個為聯合發展項目而設並由其士成都及合資伙伴共同操作的獨立帳戶（「獨立帳戶」），其餘人民幣107,870,000元（相約於港幣103,721,154元）之出資則會根據發展協議之條款分階段注入聯合發展項目之獨立帳戶。待支付初步現金出資之餘下部份的預期時間表訂出後，本公司將隨即就詳細之付款條款再作公佈。

倘發展協議之主要條款有變，本公司亦會為股東再作公佈。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：025)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
譚國榮
簡嘉翰
周維正
何宗樑

獨立非執行董事：
周明權*O.B.E., J.P.*
李國謙
孫開達

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

須予披露交易－
聯合發展項目

緒言

董事會欣然宣佈，於二零零六年六月二十七日，本公司之全資附屬公司－其士成都與安徽省華僑飯店及安徽安興聯合總公司訂立協議，據此，訂約各方同意進行聯合發展項目。

二零零六年六月二十七日訂立之發展協議

訂約方：

(1) 其士成都，本公司於中國成立作外商獨資企業的全資附屬公司，其為有限責任公司。其士成都之主要業務為房地產投資以及提供業務諮詢服務；

* *僅供識別*

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「董事會」	指	董事會；
「其士成都」	指	其士(成都)投資管理有限公司，本公司於中國成立作外商獨資企業的全資附屬公司，其為有限責任公司；
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市；
「發展協議」	指	其士成都與合資伙伴於二零零六年六月二十七日就進行聯合發展項目訂立的聯合發展項目協議；
「發展地盤」	指	發展聯合發展項目之地盤；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「聯合發展項目」	指	將由合資伙伴與其士成都於中國安徽省合肥市長江中路開發之商業綜合大樓；
「合資企業」	指	一家將於中國成立之有限公司；
「合資伙伴」	指	安徽省華僑飯店(於中國成立之國企)及安徽安興聯合總公司(於中國成立之國企)；
「合資伙伴之土地」	指	一幅由安徽省華僑飯店擁有，位於中國安徽省合肥市長江中路之土地，合資伙伴將把此土地作為向聯合發展項目之出資；
「最後實際可行日期」	指	二零零六年七月三十一日，即本通函付印前可確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「標準守則」	指	上市公司董事進行證券交易的標準守則
「中國」	指	中華人民共和國，但就本通函不包括香港、中國澳門特別行政區及台灣；
「聯交所」	指	香港聯合交易所有限公司；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「股份」	指	本公司股本中每股面值港幣1.25元之普通股；
「股東」	指	股份持有人；
「港幣」	指	港元，香港之法定貨幣；
「人民幣」	指	人民幣，中國之法定貨幣；
「%」	指	百分比。

本通函中所述之人民幣款項按港幣1.00元兑人民幣1.04元換算，僅供説明之用。

目 錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

須予披露交易－
聯合發展項目

其士國際集團有限公司之財務顧問

新百利有限公司

* *僅供識別*

二零零六年八月二日

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION

On 18th October, 2005, Chevalier Chengdu, a wholly-owned subsidiary of the Company entered into the Agreement, as a purchaser, with the Vendor, as a seller, in relation to the proposed acquisition of 44% interest in the registered capital of Beijing Feng Tong Xiang Rui for a total cash consideration of RMB150,493,200 (equivalent to approximately HK$144,705,000). Details of the Agreement are set out below.

Beijing Feng Tong Xiang Rui is principally engaged in the development of Beijing Feng Rui Residential Area located in Huairou District, Beijing, the PRC. Beijing Feng Rui Residential Area has a site area of 438.5 mu and it is a luxury residential real estate development project with a total floor area of approximately 200,000 sq. m. It has three phases and will be developed into four categories of villas with floor areas ranging from 324 sq. m. to 418 sq. m. Pre-sale of the first phase of the project has started.

The Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, further information on the Agreement, Beijing Feng Tong Xiang Rui, Beijing Feng Rui Residential Area and other information as required under the Listing Rules, will be despatched to the Shareholders as soon as practicable.

AGREEMENT DATED 18th OCTOBER, 2005

On 18th October, 2005, Chevalier Chengdu, a wholly-owned subsidiary of the Company, entered into the Agreement with the Vendor pursuant to which Chevalier Chengdu has conditionally agreed to acquire or will procure its nominee to acquire from the Vendor, subject to the terms and condition of the Agreement, 44% interest in the registered capital of Beijing Feng Tong Xiang Rui for a total cash consideration of RMB150,493,200 (equivalent to approximately HK$144,705,000).

Parties

Vendor: Shanghai Fu Cheng, a company established in the PRC with limited liability on 18th August, 1995. Shanghai Fu Cheng is principally engaged in real estate development, consulting services, property management, interior design, sales of construction materials, metals and mechanical and electronic equipments.

Purchaser: Chevalier Chengdu, a wholly foreign-owned enterprise established in the PRC with limited liability, a wholly-owned subsidiary of the Company.

Other existing shareholders of Beijing Feng Tong Xiang Rui: Shanghai Xi Cheng and Shanghai Yu Qing

Shanghai Xi Cheng is established in the PRC with limited liability on 20th April, 2005. Shanghai Xi Cheng is principally engaged in investment management, property management, property leasing, engineering equipment leasing, a range of construction engineering services, property and business information consulting services and sales of metals, construction materials, mechanical equipments, automobile accessories and various types of merchandises. Shanghai Xi Cheng has held 11% interest in Beijing Feng Tong Xiang Rui prior to Completion and the percentage will remain unchanged upon Completion.

Shanghai Yu Qing is established in the PRC with limited liability on 26th March, 1998. Shanghai Yu Qing is principally engaged in sales of construction materials, rubber products, timber, textiles, metals and minerals and property leasing. Shanghai Yu Qing has held 25% interest in Beijing Feng Tong Xiang Rui prior to Completion and the percentage will remain unchanged upon Completion.

To the best knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the date of this announcement, each of Shanghai Fu Cheng, Shanghai Xi Cheng and Shanghai Yu Qing and their respective beneficial owners are independent of the Company, the Company's connected persons (as defined under the Listing Rules) or their respective associates, and are not connected persons.

Assets to be acquired

Beijing Feng Tong Xiang Rui is principally engaged in the development of Beijing Feng Rui Residential Area located in Huairou District, Beijing, the PRC. The total area of the Site is approximately 438.5 mu (equivalent to approximately 292,333 sq. m.).

The Consideration and payment terms

The Consideration of RMB150,493,200 (equivalent approximately HK$144,705,000) was arrived at after arm's length negotiations between Chevalier Chengdu and the Vendor and with reference to the Directors' experience in property development and investment, the general prospects of the residential property markets in Beijing and information on the property value in the proximity. The Consideration will be satisfied by the internal resources of the Group.

The Consideration will be settled as follows:

(i) RMB13,191,200 (equivalent to approximately HK$12,683,846) in cash as a non-refundable Deposit on the date of the Agreement; and

(ii) the remaining balance of RMB137,302,000 (equivalent to approximately HK$132,021,154) will be payable by installments in accordance with the progress in obtaining the land use rights certificates of the Outstanding Sites with an aggregate size of 148.46 mu (equivalent to approximately 98,973 sq. m.) according to the following formula:

$$\text{RMB137,302,000} \times \frac{\text{Area indicated in the relevant land use rights certificate of the Outstanding Sites}}{\text{Area of the Outstanding Sites}}$$

The Directors (including the independent non-executive Directors) consider that the Consideration and payment terms are fair and reasonable and on normal commercial terms.

Condition

The Agreement will take effect once it becomes unconditional which is subject to the permissions and approvals in respect of the Acquisition obtained by Chevalier Chengdu and/or Beijing Feng Tong Xiang Rui from the relevant PRC governmental authorities.

Termination

The Agreement may be terminated if:

(i) any material change in existing laws or regulations which would result in the Agreement being not enforceable or the Acquisition is not approved by the relevant PRC government authorities; or

(ii) with the consent of all parties to the Agreement to terminate the Agreement.

Other principal terms

Set out below are other principal terms of the Agreement:

(1) Financing of Beijing Feng Tong Xiang Rui

The investment sum of Beijing Feng Tong Xiang Rui is estimated to be approximately RMB500 million (equivalent to approximately HK$481 million), which is inclusive of RMB90.8 million (equivalent to approximately HK$87.3 million) invested by the parties to the Agreement up to date. Beijing Feng Tong Xiang Rui shall finance the operations of and investment in Beijing Feng Rui Residential Area by reinvesting proceeds from sales of the properties or borrowings from financial institutions. Any shortfall in financing shall be funded by the shareholders of Beijing Feng Tong Xiang Rui by way of shareholders' loans in accordance with their respective shareholdings. The Directors are confident that the sale proceeds together with the borrowings from financial institutions will be sufficient for Beijing Feng Tong Xiang Rui's further investment needs and consider that further funding directly from the Company is unlikely.

(2) Distribution of pre-sale revenue

The distribution of revenue from pre-sale of properties in Beijing Feng Rui Residential Area is as follows:

(i) settlement of the payment by Shanghai Fu Cheng on behalf of Beijing Feng Tong Xiang Rui of RMB30,341,380 (equivalent to approximately HK$29,174,404);

(ii) funding for operations of and investment in the development of Beijing Feng Rui Residential Area;

(iii) repayment of shareholders' loans, if any; and

(iv) distribution of dividends based on the shareholders' percentage interests in Beijing Feng Tong Xiang Rui.

INFORMATION ON BEIJING FENG TONG XIANG RUI

Beijing Feng Tong Xiang Rui is a company established in the PRC with limited liability on 25th January, 1996 with fully paid-up registered capital of RMB29,980,000 (equivalent to approximately HK$28,826,923). Prior to Completion, Beijing Feng Tong Xiang Rui is owned as to 64%, 11% and 25% by Shanghai Fu Cheng, Shanghai Xi Cheng and Shanghai Yu Qing respectively. Immediately upon Completion, Beijing Feng Tong Xiang Rui will be owned as to 20%, 44%, 11% and 25% by Shanghai Fu Cheng, Chevalier Chengdu, Shanghai Xi Cheng and Shanghai Yu Qing respectively. Upon Completion, the board of directors of Beijing Feng Tong Xiang Rui will consist of seven directors, of which three will be nominated by Chevalier Chengdu or its nominee, two will be nominated by Shanghai Fu Cheng and one by each of Shanghai Xi Cheng and Shanghai Yu Qing.

Beijing Feng Tong Xiang Rui is principally engaged in the development of Beijing Feng Rui Residential Area located in Huairou District, Beijing, the PRC. Beijing Feng Rui Residential Area has a site area of 438.5 mu (equivalent to approximately 292,333 sq. m.) and it is a luxury residential real estate development project with a total floor area of approximately 200,000 sq. m. It has three phases and will be developed into four categories of villas with floor areas ranging from 324 sq. m. to 418 sq. m. Pre-sale of the first phase (the floor area of which is approximately one third of the entire project) of the project has started.

According to the management accounts of Beijing Feng Tong Xiang Rui (prepared in accordance with generally accepted accounting principles in the PRC) for the year ended 31st December, 2003, 31st December, 2004 and the eight months ended 31st August, 2005, Beijing Feng Tong Xiang Rui had no turnover, and recorded net loss before taxation and after taxation of nil; RMB126,657 (equivalent to approximately HK$121,786) and RMB192,551 (equivalent to approximately HK$185,145) respectively. The net asset value of Beijing Feng Tong Xiang Rui as at 31st August, 2005 was approximately RMB57.1 million (equivalent to approximately HK$54.9 million), which mainly includes inventory of RMB88.2 million (equivalent to approximately HK$84.8 million) and amount due to Shanghai Fu Cheng of approximately RMB30.3 million (equivalent to approximately HK$29.2 million). Subsequent to 31st August, 2005, Beijing Feng Tong Xiang Rui obtained a bank loan of RMB80 million (equivalent to approximately HK$76.9 million). Beijing Feng Tong Xiang Rui will be accounted for as a jointly controlled entity of the Group.

REASONS FOR THE ACQUISITION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology.

Property investment and development has been one of the core businesses of the Group. By leveraging its solid experiences in managing public housing and the government's Private Sector Participation Scheme projects in Hong Kong, the Group has stepped up investment in property development projects in the PRC in recent years. It has established as one of the top property developers with extensive presence in major cities including Shanghai, Shenzhen, Dongguan, Chengdu, etc. and also across various types of projects such as residential property, hotel and office premises. The property and hotel division of the Group has achieved substantial growths in turnover and profit by 57% and approximately 2.9 times respectively for the last financial year.

Although the PRC government has imposed austerity measures to curb over-investment, the Board is optimistic that these measures can help eliminate inefficient and speculative players in the market, thus pave the way for healthy long-term growth of the PRC property market.

In view of the above, the Directors (including the independent non-executive Directors) consider that the Acquisition is in the interest of the Company and the Shareholders as a whole and the terms are fair and reasonable and on normal commercial terms.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, further information on the Agreement, Beijing Feng Tong Xiang Rui, Beijing Feng Rui Residential Area and other information as required under the Listing Rules, will be despatched to the Shareholders as soon as practicable.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the proposed acquisition of 44% interest in the registered capital of Beijing Feng Tong Xiang Rui by Chevalier Chengdu
"Agreement"	the sale and purchase agreement dated 18th October, 2005 entered into among Beijing Feng Tong Xiang Rui, the Vendor, Chevalier Chengdu, Shanghai Xi Cheng and Shanghai Yu Qing in relation to the Acquisition
"associates"	has the meaning ascribed thereto under the Listing Rules
"Beijing Feng Tong Xiang Rui"	北京鳳桐祥瑞房地產開發有限公司(Beijing Feng Tong Xiang Rui Real Estate Company Limited), a company established in the PRC with limited liability, principally engaged in the development of Beijing Feng Rui Residential Area
"Beijing Feng Rui Residential Area"	北京鳳瑞住宅小區, the residential property project which Beijing Feng Tong Xiang Rui develops in Huairou District, Beijing, the PRC
"Board"	the board of Directors
"Chevalier Chengdu"	其士(成都)投資管理有限公司(Chevalier (Chengdu) Investment Management Limited), a wholly foreign-owned enterprise established in the PRC with limited liability, a wholly-owned subsidiary of the Company
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition
"Consideration"	RMB 150,493,200 (equivalent to approximately HK$144,705,000) in cash, being the total consideration payable by Chevalier Chengdu to the Vendor for the Acquisition
"Deposit"	RMB13,191,200 (equivalent to approximately HK$12,683,846) in cash paid by Chevalier Chengdu to the Vendor in accordance with the Agreement

"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Outstanding Sites"	areas with an aggregate size of 148.46 mu (equivalent to approximately 98,973 sq. m.), the land use rights certificates of which have yet to be granted for as at the date of the Agreement
"PRC"	The People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"Shanghai Fu Cheng" or "Vendor"	上海福城房地產開發有限公司 (Shanghai Fu Cheng Property Development Company Limited), a company established in the PRC with limited liability
"Shanghai Xi Cheng"	上海熙誠實業有限公司 (Shanghai Xi Cheng Industrial Company Limited), a company established in the PRC with limited liability
"Shanghai Yu Qing"	上海裕清企業發展有限公司 (Shanghai Yu Qing Corporation Development Company Limited), a company established in the PRC with limited liability
"Share(s)"	share of HK$1.25 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Site"	the land site of 438.5 mu (equivalent to approximately 292,333 sq. m.) where Beijing Feng Rui Residential Area locates
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"mu"	one mu is equivalent to approximately 666.67 sq. m.
"RMB"	Renminbi, the lawful currency of the PRC
"sq. m."	square meters

In this announcement, the exchange rate of HK$1 to RMB1.04 has been used for reference only.

By order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 21st October, 2005

As at the date of this announcement, the board of directors of the Company comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung as executive Directors and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive Directors.

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

ANNOUNCEMENT PURSUANT TO RULE 13.16 OF THE LISTING RULES

Financial assistance given to, and guarantees given for banking facilities granted to, affiliated companies by the Company and/or its subsidiaries as at 30th September, 2005 in aggregate exceed the relevant percentage ratios of 8% under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). In accordance with the requirements under Rule 13.16 of the Listing Rules, the Directors of the Company announce the details of such financial assistance and guarantees.

Details of the financial assistance given to, and guarantees given for banking facilities granted to, affiliated companies by Chevalier International Holdings Limited ("the Company") and/or its subsidiaries as at 30th September, 2005, which together in aggregate exceed the relevant percentage ratios of 8% under the Listing Rules, were as follows:

Affiliated Companies	% Held	Advances (HK$ Million)	Guarantees for Banking Facilities Granted (HK$Million)	Guarantees for Banking Facilities Utilised (HK$ Million)	Notes
Berville Investment Limited	50%	12.2	–	–	1,3
Fairwide Limited	50%	15.4	–	–	1,3
Canasia Business Limited	49%	14.7	–	–	1,4
K2 Printing Company Limited	49%	53.5	100	88.3	2,4
Shenzhen Chevalier Golden Peak Real Estate Development Co., Ltd.	46%	72.38	–	–	1,3
Chengdu Chevalier Property Development Limited	49%	58.8	–	–	1,3
		226.98	100	88.3	

Notes:

1. The advances were interest free, unsecured and had no fixed repayment term.
2. The advances, which carried interest at rates with reference to Hong Kong inter-bank offer rates plus 1.5% from time to time, were unsecured and had no fixed repayment term.
3. These are jointly controlled companies which are recorded in the consolidated accounts of the Company using the equity method of accounting.
4. These are associates companies which are recorded in the consolidated accounts of the Company using the equity method of accounting.

As at 30th September, 2005, save as disclosed above, there were no committed capital injection to the above affiliated companies. None of the remaining shareholders of the above affiliated companies are connected persons of the Company (as defined under the Listing Rules).

The total amount of financial assistance and guarantees given for banking facilities to the affiliated companies of the Company by the Group as at 30th September, 2005 represented a percentage ratio of approximately 14.95% as at 30th September, 2005 for the purpose of the market capitalization test under Rule 14.04(9) of the Listing Rules. In accordance with the requirements of Rule 13.16 of the Listing Rules, the Company is required to announce the details of such financial assistance and guarantees.

The Company will fulfill the continuing disclosure obligation under Rule 13.22 of the Listing Rules in subsequent interim and annual reports.

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 16th November, 2005

* *for identification only*

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung as executive Directors and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

CHANGE IN DIRECTORSHIPS

The board of directors (the "Board") of Chevalier International Holdings Limited ("the Company") announces that Mr. WONG Wang Fat, Andrew resigned as an Independent Non-Executive Director and a member of each of Audit Committee and Remuneration Committee of the Company with effect from 31st March, 2006 for personal reasons. Mr. Wong confirmed that there is no disagreement with the Board and there is no other matter relating to his resignation that will need to be brought to the attention of the holders of securities of the Company. The Board would like to express its appreciation to Mr. Wong for his invaluable contribution to the Company over the past years.

The Board is pleased to announce that Mr. SUN Kai Dah, George has been appointed as an Independent Non-Executive Director and a member of each of Audit Committee and Remuneration Committee of the Company with effect from 31st March, 2006.

Mr. Sun, aged 65, has extensive experience in business management. Prior to his appointment as an Independent Non-Executive Director, he was the founder of Zindart Limited, a company incorporated in 1978 and listed on the United States NASDAQ. He has retired from the position of Chief Executive Officer of Zindart Limited since 1998. Mr. Sun was also an independent non-executive director of Chevalier Construction Holdings Limited until his resignation in November 2004, following its privatisation in February 2004. Mr. Sun serves as a director of Chevalier (Travel Agency) Limited ("CTA"), a subsidiary of the Company, with non-executive role since 15th April, 2002. Despite Mr. Sun's directorship with CTA, the Board considers that Mr. Sun is eligible to act as an independent non-executive director of the Company as (i) Mr. Sun is able to meet all other independence guidelines set out under Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"); and (ii) Mr. Sun is not involved in the management of CTA, neither has he received any remuneration from CTA for his appointment. Mr. Sun does not have an office at CTA and does not attend work there. Since his appointment in 2002, Mr. Sun's involvement in CTA has been to provide an independent overview and guidance on the financial standing and performance of CTA. He is provided with the audited accounts of CTA on an annual basis for his review and is asked to give comments and suggestions thereon. Based on the records of CTA, Mr. Sun has given remarks on the audited accounts of CTA generally, such as requesting CTA's management to note the need of broadening its revenue sources and exploring possible cost cutting measures. Except for this, Mr. Sun has no material direct involvement in the management and operation of CTA.

Save as disclosed above, in compliance with Rule 13.51(2) of the Listing Rules, Mr. Sun has confirmed to the Board that:

(i) he has not held any directorship in any listed public companies in the last three years;

(ii) he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company;

(iii) he is not interested in or deemed to be interested in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement; and

(iv) neither he has been a party or a subject matter nor has he been convicted, sentenced, adjudged, disqualified or refused admission, as the case may be, in respect of those matters as mentioned under Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

There is neither any service contract between the Company and Mr. Sun nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr. Sun is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director fee payable to Mr. Sun will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, the Board is not aware of any other matters that need to be brought to the attention of holders of securities of the Company.

The Board would like to take this opportunity to welcome Mr. Sun to join the Board.

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 31st March, 2006

* *for identification only*

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung as executive Directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George, as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 25)

DISCLOSEABLE TRANSACTION – JOINT DEVELOPMENT PROJECT

On 27th June, 2006, Chevalier Chengdu, a wholly-owned subsidiary of the Company, entered into the Development Agreement with the JV Partners to undertake the Joint Development Project. Chevalier Chengdu and the JV Partners will bear the cost and share the economic interests in the Joint Development Project on a 51:49 basis.

The Joint Development Project will be named 華僑廣場 (Hua Qiao Plaza) and constructed on a site situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC. The Joint Development Project would comprise office building, shopping mall, hotel and service apartment. The total investment of the Joint Development Project amounts to RMB750,000,000 (equivalent to approximately HK$721,153,846).

The Development Agreement constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing further details of the Development Agreement will be despatched to the shareholders of the Company as soon as practicable.

INTRODUCTION

The Board is pleased to announce that Chevalier Chengdu, a wholly-owned subsidiary of the Company, has entered into an agreement with 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel) and 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation) on 27th June, 2006 whereby the parties to the agreement agreed to undertake the Joint Development Project.

THE DEVELOPMENT AGREEMENT DATED 27TH JUNE, 2006

Parties:

(1) Chevalier Chengdu, a wholly-owned subsidiary of the Company established as a wholly foreign-owned enterprise in the PRC with limited liability. Chevalier Chengdu is principally engaged in property investment as well as provision of business consulting services;

(2) 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel), a state-owned company established in the PRC and is principally engaged in the provision of tourism services and property development;

(3) 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation), a state-owned company established in the PRC and is principally engaged in trading of building materials, property development, property management and provision of business consulting services.

To the best knowledge, information and belief of the Directors after having made all reasonable enquiries, as at the date of this announcement, the JV Partners and their ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

Major Terms

The Joint Development Project involves development of a commercial complex on a site situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC. Majority portion of the Development Site is owned by 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel) which has agreed to transfer it to the Joint Development Project for development as described below in further details. The remaining area of the Development Site would be acquired from independent third parties.

Pursuant to the Development Agreement, Chevalier Chengdu and the JV Partners will bear the cost and share the economic interests in the Joint Development Project on a 51:49 basis. The total investment for the Joint Development Project is RMB750,000,000 (equivalent to approximately HK$721,153,846), of which RMB108,440,000 (equivalent to approximately HK$104,269,231) and RMB112,870,000 (equivalent to approximately HK$108,528,846) will be contributed by the JV Partners and Chevalier Chengdu respectively, and the remaining is expected to be financed by external borrowings or be borne by Chevalier Chengdu and the JV Partners on a 51:49 basis. The JV Partners will make their initial contribution of RMB108,440,000 (equivalent to approximately HK$104,269,231) in the form of the JV Partners' Land. The JV Partners' Land shall be transferred to the Joint Development Project with good titles and free of lien, encumbrances or other third parties' rights. Accordingly, the JV Partners shall bear all land premium for, and the cost for demolition and resettlement of occupants in the existing buildings over, the JV Partners' Land, if required, at their own cost. The agreed value of the JV Partners' Land of RMB108,440,000 (equivalent to approximately HK$104,269,231) is arrived at after arms-length negotiations between Chevalier Chengdu and the JV Partners and with reference to the Directors' knowledge of recent market prices of comparable development sites. Chevalier Chengdu has made part of its initial contribution in the sum of RMB5 million (equivalent to approximately HK$4.8 million) by way of cash on 11th July, 2006, and the remaining RMB107,870,000 (equivalent to approximately HK$103,721,154) will be contributed in stages to the Joint Development Project according to the terms of the Development Agreement in the future.

The Group will finance its cash contribution to the Joint Development Project from internal resources.

Pursuant to the Development Agreement, any additional fundings required for the Joint Development Project in addition to the initial cash contribution to be made by Chevalier Chengdu will be raised from external borrowings, failing which Chevalier Chengdu and the JV Partners shall extend further fundings to the Joint Development Project in the ratio of 51:49 which is the same as their respective interests in the Joint Development Project.

It is intended that in due course the Joint Development Project will be undertaken by a Joint Venture Company to be established in the PRC among Chevalier Chengdu and the JV Partners. The formation of the Joint Venture Company and the transfer of the JV Partners' Land under the Joint Development Project to the Joint Venture Company are subject to the PRC relevant government approvals. Once the Joint Venture Company is set up, the contributions made by Chevalier Chengdu and the JV Partners to the Joint Development Project will be transferred to the Joint Venture Company as their respective capital contributions.

Management committee of the Joint Development Project

A management committee will be set up and it shall be responsible for decision making and monitoring of the Joint Development Project. It will comprise nine committee members, of which five will be appointed by Chevalier Chengdu, three by 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation) and the remaining one by 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel). After the Joint Venture Company is set up, the management committee members will be appointed to the board of directors of the Joint Venture Company.

THE JOINT DEVELOPMENT PROJECT

The Joint Development Project will be named 華僑廣場 (Hua Qiao Plaza) and constructed on a site situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC. Hefei is the capital city and an important industrial centre of the Anhui Province, with a total area of approximately 7,266 square kilometers and a population of approximately 4.6 million as of 31st December, 2005. The Development Site is situated at a prime location of Hefei, which gives the Joint Development Project a competitive advantage in terms of location.

Like other PRC urban cities, Hefei has attained fast economic growth in recent years. Hefei's GDP reached approximately RMB85.4 billion in 2005 while its GDP grew approximately 16.9% over 2004. Its GDP per capita increased by approximately 14.5% over 2004 to RMB18,960 in 2005. Urban consumer expenditure in Hefei reached RMB32.4 billion in 2005, representing an increase of approximately 35.3% over 2004. This fast economic growth has created increasing demand for commercial complex. With its prime location in Hefei, the Directors believe that the Joint Development Project, when launched, would be well received by the market.

It is currently planned that the Joint Development Project would comprise office building, shopping mall, hotel and service apartment. Nevertheless, the exact development plan of the Joint Development Project is yet to be finalized.

Reasons for entering into the Development Agreement

The Group is principally engaged in construction, engineering, insurance, property investment, hotel investment, information technology and food and beverage. The entering into the Development Agreement will create a good opportunity for the Group to benefit from the growing property market in the PRC. As mentioned in the Company's annual report for the year ended 31st March, 2005, the Group has confidence in the long-term growth of the PRC property market and expects the austerity measures imposed by the PRC government will help to eliminate speculative players, thus paving the way for healthy long-term growth of the market. As mentioned above, the Development Site occupies a prime location in Hefei which in turn is the capital city and an important industrial centre of the Anhui Province. Given this, the Directors have confidence in the prospect of the Joint Development Project which caters for the expected increasing demand from business travelers and retailers in Hefei brought about by the continued economic growth in the city.

The Directors (including the independent non-executive Directors) consider that the Development Agreement is on normal commercial terms, which is fair and reasonable to the Company and its shareholders and the undertaking of the Joint Development Project is in the interests of the Company.

GENERAL

The Development Agreement constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing further details of the Development Agreement will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

"Board"	board of Directors;
"Chevalier Chengdu"	其士(成都)投資管理有限公司 (Chevalier (Chengdu) Investment Management Limited), a wholly-owned subsidiary of the Company established as a wholly foreign-owned enterprise in the PRC with limited liability;
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, shares of which are listed on the Stock Exchange;
"Development Agreement"	the joint development project agreement dated 27th June, 2006 entered into between Chevalier Chengdu and the JV Partners to undertake the Joint Development Project;
"Development Site"	the site for the development of the Joint Development Project;
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"Joint Development Project"	the commercial complex situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC to be developed by the JV Partners and Chevalier Chengdu;
"Joint Venture Company"	a company to be established in the PRC with limited liability;
"JV Partners"	安徽省華僑飯店 (Anhui Province Hua Qiao Hotel), a state-owned company established in the PRC and 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation), a state-owned company established in the PRC;
"JV Partners' Land"	a parcel of land situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC and is owned by 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel) and to be contributed to the Joint Development Project by the JV Partners;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China which for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi yuan, the lawful currency of the PRC.

All amounts in RMB have been translated into HK$ at the rate of HK$1.0 = RMB1.04 in this announcement for illustration purpose only.

By order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 11th July, 2006

As at the date of this announcement, the board of directors of the Company comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung as executive Directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive Directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 25)

ANNOUNCEMENT

The board meeting convened to approve the final results for the year ended 31 March 2006 is postponed to 24 July 2006

The directors of Chevalier International Holdings Limited ("the Company") would like to announce that as the auditors of the Company need more time to finalise their auditing work on the Company's financial statements for the year ended 31 March 2006, the board meeting of the Company originally scheduled on 13 July 2006 to consider and approve the final results of the Company for the year ended 31 March 2006 has been postponed to 24 July 2006.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 13 July 2006

As at the date of this announcement, the board of directors of the Company comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 25)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2006

RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2006, together with the comparative figures for the previous year, are summarised as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March, 2006

	Notes	**2006** *HK$'000*	2005 *HK$'000* (Restated)
Turnover	*3*	**5,237,097**	4,290,482
Cost of sales		**(4,439,493)**	(3,740,895)
Gross profit		**797,604**	549,587
Other income		**144,920**	163,505
Distribution costs		**(275,130)**	(141,108)
Administrative expenses		**(110,918)**	(98,503)
Other expenses		**(10,946)**	(47,366)
Share of results of associates		**(2,987)**	104
Share of results of jointly controlled entities		**12,874**	475
Finance costs		**(79,887)**	(27,056)
Profit before taxation	*4*	**475,530**	399,638
Income tax expenses	*5*	**(110,443)**	(82,936)
Profit for the year		**365,087**	316,702
Attributable to:			
Equity holders of the Company		**330,973**	295,058
Minority interest		**34,114**	21,644
		365,087	316,702
Dividends	*6*		
Interim and special, paid		**105,861**	55,716
Final, proposed		**83,575**	69,646
Earnings per share – Basic	*7*	**118.8 HK cents**	105.9 HK cents

CONSOLIDATED BALANCE SHEET

As at 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Non-current assets			
Investment properties		**469,693**	389,314
Property, plant & equipment		**688,640**	698,176
Properties for development		**–**	8,901
Prepaid lease payments		**461,708**	476,520
Goodwill		**212,540**	83,576
Negative goodwill		**–**	(12,244)
Other intangible assets		**151,958**	46,842
Interests in associates		**31,011**	11,672
Interests in jointly controlled entities		**231,316**	45,145
Available-for-sale investments		**114,010**	–
Investments at fair value through profit or loss		**325,903**	–
Investments in securities		**–**	13,744
Club debenture		**–**	2,169
Fixed deposits		**–**	241,800
Deferred tax assets		**10,394**	12,497
		2,697,173	2,018,112
Current assets			
Inventories		**262,084**	249,965
Properties for sale		**505,506**	657,609
Debtors, deposits and prepayments	*8*	**1,085,006**	868,399
Amounts due from associates		**38,050**	28,912
Amounts due from jointly controlled entities		**184,510**	106,200
Amounts due from customers for contract work		**365,761**	344,674
Investments at fair value through profit or loss		**1,123,915**	–
Derivative financial instruments		**38,303**	–
Investments in securities		**–**	1,115,729
Other unlisted investments		**–**	45,915
Bank balances and cash equivalents		**635,412**	1,017,747
		4,238,547	4,435,150
Current liabilities			
Creditors, bills payable, deposits and accruals	*9*	**1,240,872**	1,278,870
Unearned insurance premiums – due within one year		**39,634**	53,933
Outstanding insurance claims		**285,051**	338,074
Amounts due to associates		**2,423**	1,892
Amounts due to customers for contract work		**136,952**	107,270
Obligations under finance leases – due within one year		**611**	3,543
Deferred service income		**23,330**	23,342
Provision for taxation		**73,721**	11,733
Derivative financial instruments		**10,430**	–
Bank borrowings		**595,211**	1,268,332
Other loans		**226**	250
Other payable		**7,412**	–
		2,415,873	3,087,239
Net current assets		**1,822,674**	1,347,911
		4,519,847	3,366,023

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Represented by:			
Capital and reserves			
Share capital		**348,228**	348,228
Reserves		**2,372,566**	2,192,027
Equity attributable to equity holders of the Company		**2,720,794**	2,540,255
Minority interests		**266,897**	290,822
Total equity		**2,987,691**	2,831,077
Non-current liabilities			
Other payable		**13,840**	–
Unearned insurance premiums – due over one year		**14,764**	27,784
Obligations under finance leases – due over one year		**343**	1,869
Deferred taxation		**102,750**	91,078
Bank borrowings		**1,399,066**	412,110
Other loans		**1,393**	2,105
		1,532,156	534,946
		4,519,847	3,366,023

Notes:

1. **APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business Combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The Group has applied the relevant transitional provision in HKFRS 3.The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and goodwill arising on acquisitions after 1st April, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of HK$84,905,000 has been transferred to the Group's retained earnings on 1st April, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group on 1st April, 2005 eliminated the carrying amount of the related accumulated amortisation of HK$35,862,000 with a corresponding decrease in the cost of goodwill. The Group has discontinued amortising such goodwill from 1st April, 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st April, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2005 have not been restated on application of the transitional provision of HKFRS 3.

In the current year, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at the historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to 1st April, 2005 is treated as a non-monetary foreign currency item. Therefore, no prior period adjustment has been made.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and

contingent liabilities over cost ("discount on acquisition" previously known as "negative goodwill")
In accordance with HKFRS 3, discount on acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and negative goodwill arising on acquisitions after 1st April, 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st April, 2005 of HK$26,392,000 previously recorded in reserves and HK$12,244,000 previously presented as a deduction from assets. A corresponding adjustment to the Group's retained earnings of HK$38,636,000 has been made.

Contingent liabilities of acquirees
In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As a result of this change in accounting policy, contingent liabilities of an acquiree with a total fair value of HK$1,000,000 measured at the date of an acquisition that took place in the current year have been recognised on the balance sheet. In addition, because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1st January, 2005, comparative figures for 2005 have not been restated.

Financial Instruments
In the current year, the Group applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Investments in debt and equity securities
The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st March, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses while other investments were measured at fair value with unrealised gains or losses included in profit or loss for the period in which the gains or losses arose. From 1st April, 2005 onwards, the Group has classified and measured its investments in debt and equity securities in accordance with HKAS 39. Under HKAS 39, the Group's investments in debts or equity securities are classified as "investments at fair value through profit or loss", "available-for-sale investments" or "loans and receivables". "Investments at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition.

On 1st April, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the transitional provisions of HKAS 39. A reduction of HK$8,288,000 to the previous carrying amounts of assets and liabilities at 1st April, 2005 has been made to the Group's retained earnings.

Financial assets and financial liabilities other than debt and equity securities
From 1st April, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities which were previously outside the scope of SSAP 24 in accordance with the requirements of HKAS 39. Financial assets of the Group under HKAS 39 are classified as "investments at fair value through profit or loss", "available-for-sale investments", "loans and receivables" or "held-to-maturity investments". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition.

Derivatives and hedging
By 31st March, 2005, the Group's derivative financial instruments, which comprised interest rate swaps, currency swaps and forward exchange contracts were used to manage the Group's exposure to interest rate and currency fluctuation. The derivatives were previously recorded off balance sheet except for net interest settlement arising on the derivatives, which were previously accounted for on accrual basis. Transactions hedged by forward exchange contracts were recorded at the forward rate specified in the contracts.

From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives including embedded derivatives which may be separately accounted for from the non-derivative host contracts are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. Fair values of derivatives deemed as held for trading are recognised in profit or loss for the period in which they arise. For derivatives embedded in non-derivative host contracts which are not separated from the relevant host contracts, the combined contracts are measured at fair value through profit or loss.

The Group has applied the relevant transitional provisions in HKAS 39, resulting in the recognition of fair value on derivatives as at 1st April, 2005 and the Group also recognised the derivative embedded in the structured deposits and reclassified the combined instrument previously classified under fixed deposits to "investments at fair value through profit or loss". The financial impact on application of the standard is set out in Note 2.

Investment Properties

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under Statement of Standard Accounting Practice 13 ("SSAP 13") were measured at open market value, with revaluation surplus or deficits credited or charged to the investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The new accounting policy has been applied retrospectively. The financial impact of the change is set out in Note 2. Comparative figures for 2005 have been restated.

Freehold Land Held for Undetermined Future Use

Previously, freehold land held for an undetermined future use was carried at cost less impairment. The Group classifies its freehold land held for an undetermined future use as investment properties and use the fair value model to account for such freehold land in accordance with HKAS 40. Changes in fair value of the freehold land are recognised directly in profit or loss. The Group has applied the relevant transitional provisions in HKAS 40 and adopted the change in accounting policy from 1st April, 2005 onwards. An adjustment of HK$4,260,000 has been made to the carrying amount of the freehold land as at 1st April, 2005 with a corresponding adjustment recognised in the retained profits at that date.

Owner-occupied Leasehold Interest in Land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. These owner-occupied leasehold land and buildings are, classified by the Group, as properties for own use, cold storage warehouse and hotel properties. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and the financial impact is set out in Note 2.

Properties Held for Own Use and Hotel Properties

In previous years, properties held for own use and hotel properties were stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations were performed with sufficient regularity such that the carrying amount did not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties was credited to the revaluation reserve, except to the extent that it reversed a revaluation decrease of the same asset previously recognised as an expense, in which case the increase was credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property was dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property.

In the current year, the Group, for the first time, applied HKAS 16 "Property, Plant and Equipment". Because the revaluation increase or decrease recognised in prior policy were mainly attributable to leasehold land, the management considered it is more appropriate to use the cost model to account for the building after separation of the leasehold land upon the adoption of HKAS 17 as discussed above. Accordingly, the buildings are carried at their cost less any accumulated depreciation and any impairment losses after recognition This change in accounting policy has been applied retrospectively and the financial impact is set out in Note 2.

Deferred Taxes Related to Investment Properties
In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HK(SIC) Interpretation 21 "Income Taxes - Recovery of Revalued Non-Depreciable Assets" ("HK(SIC)-Int-21") which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC)-INT-21, this change in accounting policy has been applied retrospectively. The financial impact is set out in Note 2 and the comparative figures for 2005 have been restated.

New Accounting Standards not yet Applied

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" which may have potential impact to the financial statements, the directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial statements of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" requires financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition. the Group is still not in the position to reasonably estimate the impact that may arise from the HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures[2]
HKAS 21 (Amendment)	Net Investment in a Foreign Operation[2]
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions[2]
HKAS 39 (Amendment)	The Fair Value Option[2]
HKAS 39 & HKFRS 4(Amendments)	Financial Guarantee Contracts[2]
HKFRS 6	Exploration for and Evaluation of Mineral Resources[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC)-INT 4	Determining whether an Arrangement Contains a Lease[2]
HK(IFRIC)-INT 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-INT 6	Liabilities Arising from Participating in a Specific Market – Water Electrical and Electronic Equipment[3]
HK(IFRIC)-INT 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC)-INT 8	Scope of HKFRS 2[5]
HK(IFRIC)-INT 9	Reassessment of Embedded Derivatives[6]

1 Effective for annual periods beginning on or after 1st January, 2007.
2 Effective for annual periods beginning on or after 1st January, 2006.
3 Effective for annual periods beginning on or after 1st December, 2005.
4 Effective for annual periods beginning on or after 1st March, 2006.
5 Effective for annual periods beginning on or after 1st May, 2006.
6 Effective for annual periods beginning on or after 1st June, 2006.

2. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 1 on the results for the current and prior years are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Non-amortisation of other intangible assets	**5,594**	–
Non-amortisation of goodwill	**49,105**	–
Discount on acquisition released to income	**(4,890)**	–
(Decrease) increase in surplus on revaluation of properties for own use arising from restatement of properties at cost	**(699)**	612
Decrease in depreciation arising from adopting cost model of owner-occupied building	**15,073**	9,349
Release of prepaid lease payments	**(10,642)**	(10,797)
Loss arising from change in fair value of investments designated as investment at fair value through profit or loss	**(19,726)**	–
Loss arising from changes in fair value of derivative financial instruments	**(10,003)**	–
Gain arising from changes in fair value of investment properties	**30,709**	22,919
Increase in deferred taxes relating to change in fair value of investment properties	**(4,501)**	(9,564)
Decrease in tax charge arising from loss in fair value of investment at fair value through profit or loss	**1,684**	–
Others	**(1,387)**	195
Increase (decrease) in profit for the year	**50,317**	12,714
Attributable to:		
Equity holders of the Company	**51,318**	13,320
Minority interest	**(1,001)**	(606)
	50,317	12,714

Analysis of increase (decrease) on each item presented in the income statement is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Decrease in cost of sales	**3,642**	652
Increase in other income	**24,930**	22,906
Decrease in administrative expenses	**695**	196
Decrease (increase) in other expenses	**23,866**	(1,670)
(Decrease) increase in share of results of associates	**(668)**	527
Decrease in share of results of jointly controlled entities	**(326)**	(13)
Decrease (increase) in income tax expenses	**(1,822)**	(9,884)
Increase (decrease) in profit for the year	**50,317**	12,714

The cumulative effects of the application of the new HKFRSs on the consolidated balance sheet as at 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (previously stated) HK$'000	Adjustments HK$'000	As at 31st March, 2005 (restated) HK$'000	Adjustments HK$'000	As at 1st April, 2005 (restated) HK$'000
Balance sheet items					
Impact of HKFRS 3:					
Negative goodwill	(12,244)	–	(12,244)	12,244	–
Impact of HKAS 32 and 39:					
Available-for-sale investments	–	–	–	14,732	14,732
Investments at fair value through profit or loss	–	–	–	1,358,545	1,358,545
Investments in securities	1,129,473	–	1,129,473	(1,129,473)	–
Club debenture	2,169	–	2,169	(2,169)	–
Fixed deposits	241,800	–	241,800	(241,800)	–
Other unlisted investments	45,915	–	45,915	(45,915)	–
Derivative financial assets	–	–	–	47,252	47,252
Derivative financial liabilities	–	–	–	(8,962)	(8,962)
Impact of HKAS 16, 17, 40 and HK(SIC)-INT-21:					
Investment properties	426,464	(37,150)	389,314	13,161	402,475
Property, plant and equipment	1,550,445	(852,269)	698,176	–	698,176
Prepaid lease payments	–	476,520	476,520	–	476,520
Properties for development	8,901	-	8,901	(8,901)	-
Interests in associates	47,872	(7,288)	40,584	–	40,584
Deferred tax liabilities, net	(139,884)	61,303	(78,581)	–	(78,581)
Other asset/liabilities	(110,950)	–	(110,950)	–	(110,950)
Total effect on assets and liabilities	3,189,961	(358,884)	2,831,077	8,714	2,839,791
Share capital	348,228	–	348,228	–	348,228
Share premium	417,860	–	417,860	–	417,860
Capital reserve	269,363	–	269,363	58,512	327,875
Capital redemption reserve	7,526	–	7,526	–	7,526
Property revaluation reserve					
– Investment properties	22,825	(22,825)	–	–	–
– Properties for own use	283,510	(283,510)	–	–	–
Exchange fluctuation reserve	10,555	11,992	22,547	–	22,547
Investment revaluation reserve	–	–	–	(79)	(79)
Retained profits	1,481,865	(7,134)	1,474,731	(49,652)	1,425,079
Equity attributable to equity holders of the Company	2,841,732	(301,477)	2,540,255	8,781	2,549,036
Minority interests	348,229	(57,407)	290,822	(67)	290,755
Total effects on equity	3,189,961	(358,884)	2,831,077	8,714	2,839,791

The effects of the application of the new HKFRSs to the Group's equity on 1st April, 2004 are summarised below:

	As previously stated HK$'000	Adjustments HK$'000	As restated HK$'000
Share capital	348,228	–	348,228
Share premium	417,860	–	417,860
Capital reserve	269,334	–	269,334
Capital redemption reserve	7,526	–	7,526
Property revaluation reserve	116,543	(116,543)	–
Exchange fluctuation reserve	2,799	12,495	15,294
Retained profits	1,311,559	(20,454)	1,291,105
Equity attributable to equity holders of the Company	2,473,849	(124,502)	2,349,347
Minority interests	322,779	(26,922)	295,857
Total effects on equity	2,796,628	(151,424)	2,645,204

3. TURNOVER AND RESULTS

(a) By business segments

Year ended 31st March, 2006

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communication technology HK$'000	Others HK$'000	Consolidated HK$'000
TURNOVER						
Turnover	2,523,946	1,029,349	570,035	549,011	639,804	5,312,145
Inter-segment sales	(267)	(13,434)	(46,917)	(10,102)	(4,328)	(75,048)
External sales	2,523,679	1,015,915	523,118	538,909	635,476	5,237,097

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communication technology HK$'000	Others HK$'000	Consolidated HK$'000
RESULTS						
Segment results	181,916	96,748	203,641	18,352	40,082	540,739
Unallocated corporate expenses						(13,525)
Interest income						18,316
Share of results of associates	2,724	-	(2)	-	(5,709)	(2,987)
Share of results of jointly controlled entities	3,772	-	9,102	-	-	12,874
Finance costs						(79,887)
Profit before taxation						475,530
Income tax expenses						(110,443)
Profit for the year						365,087

Year ended 31st March, 2005

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communication technology HK$'000	Others HK$'000	Consolidated HK$'000
TURNOVER						
Turnover	2,287,011	530,692	578,519	574,860	387,016	4,358,098
Inter-segment sales	(301)	(14,986)	(43,278)	(5,678)	(3,373)	(67,616)
External Sales	2,286,710	515,706	535,241	569,182	383,643	4,290,482

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communication technology HK$'000	Others HK$'000	Consolidated HK$'000
RESULTS						
Segment results	160,728	56,181	195,842	1,546	10,086	424,383
Unallocated corporate expenses						(7,812)
Interest income						9,544
Share of results of associates	2,167	-	-	(826)	(1,237)	104
Share of results of jointly controlled entities	(141)	-	616	-	-	475
Finance costs						(27,056)
Profit before taxation						399,638
Taxation						(82,936)
Profit for the year						316,702

(b) By geographical segments

	Turnover 2006 HK$'000	Turnover 2005 HK$'000 (restated)
Hong Kong	3,449,400	2,889,778
Macau	186,195	10,010
Mainland China	419,507	396,759
Singapore	157,991	182,230
Thailand	66,284	69,028
Europe	367,336	230,040
Canada	357,380	293,647
U.S.A.	102,866	102,085
Australia	111,656	110,122
Others	18,482	6,783
	5,237,097	4,290,482

4. PROFIT BEFORE TAXATION

	2006 *HK$'000*	2005 *HK$'000* (restated)
Profit before taxation has been arrived at after charging:		
Depreciation on property, plant and equipment	87,824	66,310
Less: Amount capitalised to contract work	(3,954)	(3,928)
	83,870	62,382
Staff cost, including directors' emoluments	737,679	634,350
Less: Amount capitalised to contract work	(69,850)	(69,063)
	667,829	565,287
Operating lease payments in respect of leasing of premises	57,685	16,521
Net loss on disposal of property, plant and equipment	–	4,210
and crediting:		
Net gain on disposal of property, plant and equipment	4,528	–
Net realised gain on investments at fair value through profit or loss		
– listed	84,475	–
– unlisted	10,998	–

5. **INCOME TAX EXPENSES**

	2006 *HK$'000*	2005 *HK$'000* (restated)
Current tax		
Hong Kong	29,365	26,601
Overseas	86,967	20,932
	116,332	47,533
Deferred taxation	(5,889)	35,403
	110,443	82,936

Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Overseas taxation including Mainland China income tax and land appreciation tax are calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

6. **DIVIDENDS**

	2006 *HK$'000*	2005 *HK$'000* (restated)
Interim dividend of HK20 cents (2005: HK20 cents) per share paid	55,716	55,716
Special dividend of HK18 cents (2005: HKNil)	50,145	–
	105,861	55,716
Final dividend of HK30 cents (2005: HK25 cents) per share proposed	83,575	69,646

A final dividend of HK30 cents (2005: HK25 cents) per share, totaling HK$83,575,000 (2005: HK$69,646,000), has been proposed by the Directors and is subject to the approval by the shareholders in general meeting.

7. **EARNINGS PER SHARE**

Basic earnings per share are calculated based on the profit for the year attributable to equity holders of the Company of HK$330,973,000 (2005 restated: HK$295,058,000) and on 278,582,000 (2005: 278,582,000) ordinary shares in issue during the year.

No diluted earnings per share are presented as the Company has no potential ordinary shares outstanding for the two years ended 31st March, 2006.

The impact on the basic earnings per share for the year ended 31st March, 2006 due to the change in accounting policies as stated in Note 2 is an increase of earnings of 18.4 cents per share. The impact on the previously reported basic earnings per share for the year ended 31st March, 2005 as a result of changes in accounting policies as stated in Note 2 is as follows:

	HK cents
Reported figures before adjustments	101.1
Adjustments arising from changes in accounting policies	4.8
Restated	105.9

8. **DEBTORS, DEPOSITS AND PREPAYMENTS**

The Group has established different credit policies for customers in each of its core business. The average credit period granted to trade debtors was 60 days. The ageing analysis of trade debtors is as follows:

	2006 *HK$'000*	2005 *HK$'000*
0 - 60 days	**436,092**	333,932
61 - 90 days	**33,989**	34,210
Over 90 days	**55,261**	85,073
	525,342	453,215

9. CREDITORS, BILLS PAYABLE, DEPOSITS AND ACCRUALS

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

	2006 *HK$'000*	2005 *HK$'000*
0 - 60 days	**281,300**	250,738
61 - 90 days	**7,834**	10,012
Over 90 days	**79,133**	111,574
	368,267	372,324

DIVIDEND

The Board of Directors recommend the payment of a final dividend of HK$0.30 (2005:HK$0.25) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 25th August, 2006. Together with the interim dividend of HK$0.20 (2005: HK$0.20) and special dividend of HK$0.18 (2005: Nil) per share paid in January 2006, the total dividends for the year amounted to HK$0.68 (2005: HK$0.45) per share, 51% more than last year and representing a dividend payout of 57%. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Thursday, 5th October, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 21st August, 2006 to Friday, 25th August, 2006, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 18th August, 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

The Board of Directors is pleased to report to shareholders that the Group continued its strong performance and delivered another year of good results. Benefited from the general recovery of the Hong Kong economy and the robust property market in the PRC in the first half of 2005, all the Group's different segments, namely Construction and Engineering, Insurance and Investment, Property and Hotel as well as IT and Food and Beverage boasted impressive turnover contribution. Total turnover of the Group increased to HK$5,237 million, up 22% when compared with the previous financial year (2005: HK$4,290 million). Profit attributable to equity holders of the Company was HK$331 million, up 12% from last year's (2005: HK$295 million), and basic earnings per share were HK$1.19 (2005: HK$1.06). Excluding the HK$30.7 million (2005: HK$44.2 million) surplus from revaluation of property, operating profit increased from HK$250.8 million to HK$300.3 million, representing an increase of 19%.

Construction and Engineering

During the year, turnover of this segment increased by 10% to HK$2,524 million with operating profit at HK$182 million, up 13% from last year's. The overall percentage of operating profit to turnover remained at around 7%.

Keen competition in both the Hong Kong and Singapore markets adversely affected the performance of the Lifts and Escalators Division. However, with the property market in Hong Kong and Singapore showing signs of recovery, and the division having been recently awarded contracts to install lifts and escalators for renowned projects in Mainland China such as the Chengdu Shangri-La Hotel and office development and the Dalian Commodity Tower, the division expects to remain its profit contribution in the coming year.

The Aluminium Windows and Curtain Walls Division performed well during the year due to cyclical improvement in construction market. Supported by an advanced manufacturing plant in Mainland China, a strong design engineering team in Australia and teams of seasoned project management professionals, the division is able to complete any job smoothly, on time and within budget. It has also recently secured foothold in Japan and Shanghai, marking the extension of its geographical reach. Major contracts in progress during the year included:

- Tower 21, Union Square of Kowloon Station
- Citygate Hotel in Tung Chung
- Kowloon Bus Depots in Mei Fu
- Hongkong Sanatorium Hospital Phase 3
- MGM Grand Hotel in Macau

Contribution from projects in Macau boosted the performance of the Environmental, Electrical and Mechanical Engineering Division. Major contracts in progress included:

- Supply and installation of electrical and mechanical equipment for Tai Po Sewage Treatment Works Stage V Phase I
- Enhancement of Hypochlorite Dosing Plant for CLPP Power Station
- Supply and installation of Combined Heat and Power Generating Set System at Shek Wu Hui Sewage Treatment Works
- Electrical installation for a hotel development in Hung Hom Bay
- Mechanical installation for Wynn Resorts and its extension in Macau
- HVAC System installation for Grand Lisboa Hotel and Casino in Macau

The Building Construction Division performed within expectation with results affected by market competition. The total value of contracts the division has on hand amounted to approximately HK$605 million. Major contracts in progress during the year included:

- Hong Kong Jockey Club Enterprise Centre at the Hong Kong University of Science and Technology
- Hong Kong Community College Development at Hong Kong Polytechnic University
- International school in Ma On Shan for the English Schools Foundations
- Primary school in Area 12, Yuen Long, the New Territories

The Chevalier Pipe Technologies Group ("CPT") pools together all pipe rehabilitation expertise of Chevalier companies in sales and technical solution, technology support and construction. It will continue to restructure operation to improve efficiency. All CPT companies, like NordiTube Belgium, RibLoc Australia and Chevalier Pipe Rehabilitation Hongkong reported increased turnover for the reporting year.

In addition to the already established businesses of CPT, Chevalier's latest acquisition of Kanal-Muller-Gruppe GmbH ("KMG") is expected to give CPT a major impetus for growth in Europe. With 50 years of success and leadership in pipe maintenance and rehabilitation in Europe, KMG has been one of the region's leading companies in the field of trenchless sewer rehabilitation. A pioneer in Cured in Place technologies, KMG played an instrumental role in developing the German market for the patented technologies in the early nineties and has championed related technological and environmental standards.

With KMG on board since 2004, the Pipe Technologies Division has evolved from a local specialist into a major player in Europe and the Middle East with an enlarged portfolio of applications in pipe rehabilitation and construction, waste disposal and industrial pipe infrastructure.

Insurance and Investment

Turnover of the segment increased from HK$516 million last year to HK$1,015 million this year, and its profit contribution increased substantially from HK$56 million to HK$97 million. The tremendous increase was made up mainly of investment income, which grew in line with the worldwide financial market upturn during the year under review.

Our investment objective is to achieve good financial returns at calculated risks while maintaining adequate liquidity for meeting insurance claim commitments and protection of capital. Our investment committee comprising several executive directors and aided by investment professionals and fund houses is responsible for managing closely our investment portfolio to achieve set targets. Investment decisions are made prudently after taking into account risks in relation to capital gain potential, and also the need to diversify investment across different risk types, businesses and geographies. The Group will continue to adopt a prudent and conservative approach in managing its HK$1.4 billion investment portfolio, around 60% of which is in principal-protected fixed interest instruments, high yield notes, bank deposits and other fixed income instruments, and the balance in equity and funds. The proven investment strategy coupled with a favourable investment market explained the segment's significant profit growth for the year.

The primary goal of our underwriting business is to achieve an underwriting profit, while providing capital for achieving moderate financial returns from asset management. The Group has been very disciplined in selecting insurance products and demands policies underwritten to have adequate premium as well as appropriate terms and conditions to cover associated risks. In the past two years, we strategically reduced our underwriting business in combat of cut-throat competition in labour compensation insurance for the construction industry where premium rates were lowered to levels not justifying the risk of compensating the claims. However, the Group expects this market situation to change and the business to recover gradually in the coming years.

Property and Hotel

This segment performed well during the year with turnover slightly decreased by 2% from HK$535 million to HK$523 million. Operating profit including surplus from revaluation of property of this segment increased from HK$196 million last year to HK$204 million. Excluding the revaluation surplus, operating profit rose from HK$151.7 million to HK$172.4 million. The segment benefited mainly from the timely launch of units at Chevalier Place in Shanghai, steady contribution in cold-storage rental revenue and rental income from investment properties.

With economic conditions improving, income from rental properties in Hong Kong continued to grow last year. All the Group's investment properties were almost fully occupied, thus provided steady revenue and earnings. Chevalier Place, the luxury residential property at a prime location in the city center of Shanghai, which was launched for sale in 2005, was well received by the market. Two-third of the units have been sold since the launch, generating total sales proceeds of approximately HK$490 million, of which HK$254 million was booked for this financial year.

The Group increased investment in property development projects in Mainland China, riding on its solid experience in managing property projects in Hong Kong. The Group expects the economic austerity measures imposed by the Chinese Government recently to regulate the property market and control luxury units would help stabilise property prices in the short-term and calm the overheated market. In the longer term, taking into account the country's easing monetary policies, the under-valued RMB, strong growth in household income and restrictions on land supply, continual healthy development is expected for the mainland property market. As the Group will be mainly pursuing cooperation with various partners to develop affordable middle- to high-end real estates in second-tier cities such as Chengdu, Hefei, Dongguan and Shenzhen, it is not expected the said austerity measures would significantly impact on the Group in the long run. Currently, the Group is engaged in residential and commercial property projects in the PRC of an estimated total gross floor area of about 1.3 million sq.m. in which the Group has about one half of the interest. Certain projects are expected to start contributing revenue in 2007.

The Property Management Division provides management services for commercial and industrial buildings, residential units, shopping arcades, car parks and other communal facilities, serving a total floor area of over 2 million sq. m. in Hong Kong. The division recently received the Bronze Award of the 2006 Quality Award from the Hong Kong Management Association in recognition of its quality property management service. In addition to the business in Hong Kong, the division is licensed in various cities in Mainland China and has been awarded management contracts for luxurious high-rise residential buildings, villas and commercial buildings in Shanghai and Chengdu, involving a total floor area of over 220,000 sq.m. Supported by the Group's expanding property development portfolio in Mainland China, the division is poised to secure more property management business in the foreseeable future.

Performance of the Group's 18-storey and 428,000 sq.ft. cold storage facility in Kwai Chung was satisfactory. The services it provides include freezer compartments for storing meat, seafood and frozen foodstuffs, air-conditioned rooms for confectioneries, film, glue and medicine, and bonded warehouse for storing dutiable goods including tobacco and liquors. Since operation, the warehouse has maintained a highly satisfactory occupancy rate and stable profit contribution. The Group expects steady rental income from the logistics and warehousing business and in turn satisfactory return to the Group.

The occupancy rates of the Chevalier Hotels in Xinyang, Dongguan and Jiujiang and the Rosedale on Robson Suite Hotel in Vancouver were similar to last year. The Group will continue to implement measures to contain costs and realign manpower resources with the aim of improving the profitability and efficiency of its hotel business.

IT, Food & Beverage and Others

Although turnover contributed by the Computer and Information Communication Technology segment decreased a slight 5% to HK$539 million, the segment's operating profit increased substantially from HK$1.5 million to HK$18.4 million. Such strong increment was mainly attributable to the strong growth in profit of the notebook computer distribution business in Hong Kong. The restructuring of Thailand operation and streamlining of operations of the Business Machines Division in Singapore and the PRC also contributed to the remarkable improvement in the segment's profitability.

Pacific Coffee, acquired by the Group in May 2005, contributed a 10-month turnover of HK$180 million to the new Food and Beverage Division for the year, with profit amounting to HK$18.8 million. Pacific Coffee continued its growth plan in Hong Kong and Singapore and expanded into the PRC market. Before the acquisition in May 2005, Pacific Coffee had a total of 44 outlets. Currently, it operates a total of 57 outlets, including 44 in Hong Kong, 8 in Singapore, 3 in Shanghai and 2 in Beijing . It also plans to expand business to Macau before the end of this year. Seeing tremendous growth potential for its food and beverage businesses in the region, the Group will further develop the business to obtain economy of scale and broaden the income stream by adding new stores to the Pacific Coffee chain.

As for the Motor Vehicles and Food Trading Division, both Action Honda and Chevalier Chrysler in Canada sell a variety of the latest automobile models and provide professional after-sales and maintenance services to customers. Action Honda competed with another 211 Honda dealers for the 2006 Honda Quality Dealer Award in Canada, and was among the 65 dealers who won the prestigious title. In its bid to tap potential business resulting from the improving living standard and income of mainlanders, the Group invested in a car dealership venture in Chengdu in January 2006 to run two full-service dealership outlets for Toyota and Nissan respectively.

PROSPECTS

The Hong Kong economy has been recovering since 2003 and 2005 was another year of robust growth. However, Hong Kong is susceptible to changes in the external environment and moderate real growth is expected for it in 2006, heeding the slow down of growth in both exports and domestic demand. .The slacking economy of import countries, especially the US, will affect export growth and rising interest rates are expected to dampen consumer demand.

Nevertheless, 2005/06 marked a fruitful year of Chevalier Group in terms of turnover and profit. Following our strategy of expansion and diversification, apart from the steady performance record in our existing lines of businesses, the Group will continue to capitalise on its organic growth and will explore and expand our existing operations. CPT will strive to continue to strengthen its presence in North America with the aim of achieving sustainable success. The increase in turnover, continuous internal restructuring and further penetration of the Europe market have brought the Group another step closer to achieving its goal – to be a key player in the underground infrastructure sector.

In Mainland China, the economy grew by 10.9% in the first half of 2006. However, with its two key drivers – exports and investment – both flattening, the economy is expected to slow down in 2006. The country tightening its monetary policy will also threaten growth. Mainland China's growth figures for the first and second quarters have sparked concerns about an overheating economy and that prompted the People's Bank of China to raise the one-year lending rate by 0.27% point to 5.85% in April. In May this year, the central government unveiled a package of policies and measures to cool property prices and stimulate construction of homes for the low-to middle-income group. Although these measures will have greater impact on short-term speculators, there will be a mild impact on our development projects in the short term as most of our projects are still under construction and are not in the luxurious property category. The Group's strategy is looking for long-term capital growth and our target customers are mid-income level in the second tier cities. Leveraging on the expertise and experience of our local partners, we will closely monitor the latest development of the property market in the PRC and adjust our pace of property development in a prudent manner.

For Pacific Coffee, the Group sees bright prospects in Mainland China. Aided by government efforts to encourage private consumption and boost the retail sector, growth of the services sector in the Mainland will accelerate, a trend favourable for Pacific Coffee looking to expand in the country.

In the fourth quarter of 2005, the Macau economy grew 8.9% in real terms while 6.7% was recorded for the entire 2005. The city can expect investment in gaming industry and tourism facilities to remain strong and its government to continue to spend significantly on public works. To tap the opportunities in the steady growth of Macau economy, the Group has established strong presence in the city and will continue to develop its businesses such as construction and engineering in the market.

With potential interest rate hikes and inflation still causing concern, the Group will seek to strengthen and expand its core business operations and explore with caution different business opportunities so as to bring maximum returns to its shareholders.

FINANCIAL REVIEW

As at 31st March, 2006, the Group's total net assets attributable to equity holders of the Company amounted to HK$2,721 million (2005: HK$2,540 million), an increase of HK$181 million or 7% when compared with 2005. At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,997 million (2005: HK$1,688 million). Cash and deposit at bank including structured deposits amounted to HK$961 million (2005: HK$1,260 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 4,400 full time staff globally as at 31st March, 2006. Total staff costs amounted to approximately HK$738 million for the year ended 31st March, 2006. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee has reviewed the audited financial results of the Group for the year ended 31st March, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") throughout the year ended 31st March, 2006, with deviations from code provision A.4.1 which has already been stated in the Company's interim report 2005-2006.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

All the information of the annual results of the Company for the year ended 31st March, 2006 required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism, which had seen the Group achieved a fruitful year.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 24th July, 2006

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Managing Director), Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Dr Chow Ming Kuen, Joseph, Mr Li Kwok Heem, John and Mr Sun Kai Dah, George.

website: http://www.chevalier.com

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER INT'L<00025> - Amendment to Results Announcement (Advised by CHEVAI INT'L)

The Stock Exchange has received a message from Chevalier International Holdings Limited which is reproduced as follows:-

"With reference to the Company's results announcement form for the year ended 31st March, 2006 which appeared on the website of the Exchange on 24th July, 2006, we would like to inform the Stock Exchange that due to typo error, "Depreciation on property, plant and equipment" after charging "amount capitalized to contract work of HK$3,954,000" under Note 2 of the heading of Profit before taxation should be HK$83,870,000 instead of HK$83,871,000. Correct figures are as follows:

	2006 HK$'000	2005 HK$'000
Profit before taxation has been arrived at after charging:		
Depreciation on property, plant and equipment	87,824	66,310
Less: Amount capitalised to contract work	(3,954)	(3,928)
	83,870	62,382"

Investor

Investment Service Centre

Listed Companies Information

CHEVALIER INT'L<00025> - Suspension of Trading

At the request of Chevalier International Holdings Limited, trading in its shares has been suspended with effect from 9:30 a.m. today (27/7/2006) pending the release of an announcement in relation to the issue of convertible bond.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 25)

NOTICE OF 2006 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:30 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2006.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares

in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general

mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 5th September, 2006

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, appointing the new auditors, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors are set out in pages 2 to 4 of the circular of the Company dated 5th September, 2006.

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Managing Director), Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Dr Chow Ming Kuen, Joseph, Mr Li Kwok Heem, John and Mr Sun Kai Dah, George.

website: http://www.chevalier.com

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 25)

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

PROPOSED CHANGE OF AUDITORS

CIHL and CiTL announce that Deloitte has given a formal notice of its intention not to seek re-appointment as auditors of each of CIHL and CiTL at their forthcoming AGM to be held on 28th September, 2006. It is proposed that PWC will be appointed as new auditors of each of CIHL and CiTL with effect from the date of the respective AGM of CIHL and CiTL.

The respective board of directors of each of Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") announce that Messrs. Deloitte Touche Tohmatsu ("Deloitte") has given a formal notice of its intention not to seek re-appointment as auditors of each of CIHL and CiTL and their respective subsidiaries (the "CIHL Group" and "CiTL Group") at their respective forthcoming annual general meeting to be held on 28th September, 2006 ("AGM") after taking into consideration of the level of audit fees and its available internal resources in the light of current work flows.

An ordinary resolution will be proposed at the respective AGM of CIHL and CiTL to appoint Messrs. PricewaterhouseCoopers ("PWC") as new auditors of each of CIHL and CiTL following the retirement of Deloitte and with effect from the date of the respective AGM of CIHL and CiTL.

In connection with the retirement as auditors of CIHL and CiTL on 29th August, 2006, Deloitte has issued a professional clearance letter for each of CIHL and CiTL to PWC in which Deloitte confirmed that it is not aware of any professional or other reasons why PWC should not accept the appointment as auditors of CIHL and CiTL. Deloitte has not yet commenced any audit work on the financial statements of the CIHL Group and CiTL Group for the year ending 31st March, 2007. Deloitte has also advised that there is no representation regarding their retirement that needs to be brought to the attention of the shareholders or creditors of each of CIHL and CiTL.

GENERAL

It is expected that the change of auditors of each of CIHL and CiTL will not affect the audit and the release of interim and final results of each of CIHL and CiTL for the financial year ending 31st March, 2007.

A respective circular containing details of, amongst other matters, the proposed appointment of PWC as new auditors of CIHL and CiTL will be despatched to the shareholders of each of CIHL and CiTL as soon as practicable.

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 5th September, 2006

As at the date of this announcement, the board of directors of CIHL comprises:
Dr. Chow Yei Ching (Chairman and Managing Director), Messrs. Kuok Hoi Sang (Managing Director), Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

As at the date of this announcement, the board of directors of CiTL comprises:
Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Ms Lily Chow as executive directors and Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing as independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agents through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION

Financial adviser to Chevalier International Holdings Limited

SOMERLEY LIMITED

* *For identification purpose only*

8th November, 2005

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Acquisition"	the proposed acquisition of 44% interest in the registered capital of Beijing Feng Tong Xiang Rui by Chevalier Chengdu
"Agreement"	the sale and purchase agreement dated 18th October, 2005 entered into among Beijing Feng Tong Xiang Rui, Shanghai Fu Cheng, Chevalier Chengdu, Shanghai Xi Cheng and Shanghai Yu Qing in relation to the Acquisition
"associates"	has the meaning ascribed thereto under the Listing Rules
"Beijing Feng Rui Residential Area"	北京鳳瑞住宅小區, the residential property project which Beijing Feng Tong Xiang Rui develops in Huairou District, Beijing, the PRC
"Beijing Feng Tong Xiang Rui"	北京鳳桐祥瑞房地產開發有限公司 (Beijing Feng Tong Xiang Rui Real Estate Company Limited), a company established in the PRC with limited liability, principally engaged in the development of Beijing Feng Rui Residential Area
"Board"	the board of Directors
"Chevalier Chengdu"	其士(成都)投資管理有限公司 (Chevalier (Chengdu) Investment Management Limited), a wholly foreign-owned enterprise established in the PRC with limited liability, a wholly-owned subsidiary of the Company
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition
"connected persons"	has the meaning ascribed thereto under the Listing Rules
"Consideration"	RMB150,493,200 (equivalent to HK$144,705,000) in cash, being the total consideration payable by Chevalier Chengdu to the Vendor for the Acquisition

"Deposit"	RMB13,191,200 (equivalent to HK$12,683,846) in cash paid by Chevalier Chengdu to the Vendor in accordance with the Agreement
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	4th November, 2005, being the latest practicable date for ascertaining certain information contained herein prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Companies
"Outstanding Sites"	areas with an aggregate size of 148.46 mu (equivalent to approximately 98,974 sq. m.), the land use rights certificates of which have yet to be granted for as at the date of the Agreement
"PRC"	The People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this circular
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai Fu Cheng" or "Vendor"	上海福城房地產開發有限公司 (Shanghai Fu Cheng Property Development Company Limited), a company established in the PRC with limited liability
"Shanghai Xi Cheng"	上海熙誠實業有限公司 (Shanghai Xi Cheng Industrial Company Limited), a company established in the PRC with limited liability
"Shanghai Yu Qing"	上海裕清企業發展有限公司 (Shanghai Yu Qing Corporation Development Company Limited), a company established in the PRC with limited liability
"Share(s)"	share(s) of HK$1.25 each in the share capital of the Company

"Shareholder(s)"	holder(s) of the Share(s)
"Site"	the land site of 438.5 mu (equivalent to approximately 292,335 sq. m.) where Beijing Feng Rui Residential Area is located
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"mu"	one mu is equivalent to approximately 666.67 sq. m.
"RMB"	Renminbi, the lawful currency of the PRC
"sq. m."	square meters
"%"	per cent.

In this circular, the exchange rate of HK$1.00 to RMB1.04 has been used for reference only.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Managing Director)*
Fung Pak Kwan
Tam Kwok Wing
Kan Ka Hon
Chow Vee Tsung, Oscar
Ho Chung Leung

Independent non-executive Directors:
Wong Wang Fat, Andrew O.B.E., J.P.
Chow Ming Kuen, Joseph O.B.E., J.P.
Li Kwok Heem, John

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

8th November, 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 21st October, 2005, the Directors announced that on 18th October, 2005 Chevalier Chengdu, a wholly-owned subsidiary of the Company entered into the Agreement, as a purchaser, with the Vendor, as a seller, in relation to the proposed acquisition of 44% interest in the registered capital of Beijing Feng Tong Xiang Rui for a total cash consideration of RMB150,493,200 (equivalent to HK$144,705,000).

Beijing Feng Tong Xiang Rui is principally engaged in the development of Beijing Feng Rui Residential Area located in Huairou District, Beijing, the PRC. Beijing Feng Rui Residential Area has a site area of 438.5 mu (equivalent to approximately 292,335 sq. m.) and it is a luxury residential real estate development project with a total floor area of approximately 200,000 sq. m. It has three phases and will be developed into four categories of villas with floor area ranging from 324 sq. m. to 418 sq. m. Pre-sale of the first phase of the project has started.

* *For identification purpose only*

The Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with further information on the Agreement, Beijing Feng Tong Xiang Rui, Beijing Feng Rui Residential Area and other information as set out in the Appendix to this circular.

THE AGREEMENT

On 18th October, 2005, Chevalier Chengdu, a wholly-owned subsidiary of the Company, entered into the Agreement with the Vendor pursuant to which Chevalier Chengdu has conditionally agreed to acquire or will procure its nominee to acquire from the Vendor, subject to the terms and condition of the Agreement, 44% interest in the registered capital of Beijing Feng Tong Xiang Rui for a total cash consideration of RMB150,493,200 (equivalent to HK$144,705,000).

Parties

Vendor:	Shanghai Fu Cheng, a company established in the PRC with limited liability on 18th August, 1995. Shanghai Fu Cheng is principally engaged in real estate development, consulting services, property management, interior design, sales of construction materials, metals and mechanical and electronic equipments.
Purchaser:	Chevalier Chengdu, a wholly foreign-owned enterprise established in the PRC with limited liability, a wholly-owned subsidiary of the Company.
Other existing shareholders of Beijing Feng Tong Xiang Rui:	Shanghai Xi Cheng and Shanghai Yu Qing

Shanghai Xi Cheng is established in the PRC with limited liability on 20th April, 2005. Shanghai Xi Cheng is principally engaged in investment management, property management, property leasing, engineering equipment leasing, a range of construction engineering services, property and business information consulting services and sales of metals, construction materials, mechanical equipments, automobile accessories and various types of merchandises. Shanghai Xi Cheng has held 11% interest in Beijing Feng Tong Xiang Rui prior to Completion and the percentage will remain unchanged upon Completion.

Shanghai Yu Qing is established in the PRC with limited liability on 26th March, 1998. Shanghai Yu Qing is principally engaged in sales of construction materials, rubber products, timber, textiles, metals and minerals and property leasing. Shanghai Yu Qing has held 25% interest in Beijing Feng Tong Xiang Rui prior to Completion and the percentage will remain unchanged upon Completion.

To the best knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the Latest Practicable Date, each of Shanghai Fu Cheng, Shanghai Xi Cheng and Shanghai Yu Qing and their respective beneficial owners are independent of the Company, the Company's connected persons or their respective associates, and are not connected persons.

Assets to be acquired

Beijing Feng Tong Xiang Rui is principally engaged in the development of Beijing Feng Rui Residential Area located in Huairou District, Beijing, the PRC. The total area of the Site is approximately 438.5 mu.

The Consideration and payment terms

The Consideration of RMB150,493,200 (equivalent to HK$144,705,000) was arrived at after arm's length negotiations between Chevalier Chengdu and the Vendor and with reference to the Directors' experience in property development and investment, the general prospects of the residential property markets in Beijing and information on the property value in the proximity. The Consideration will be satisfied by the internal resources of the Group.

The Consideration is as follows:

(i) RMB13,191,200 (equivalent to HK$12,683,846) in cash as a non-refundable Deposit paid on the date of the Agreement; and

(ii) the remaining balance of RMB137,302,000 (equivalent to HK$132,021,154) will be payable by installments in accordance with the progress in obtaining the land use rights certificates of the Outstanding Sites with an aggregate size of 148.46 mu (equivalent to approximately 98,974 sq. m.) according to the following formula:

$$\text{RMB137,302,000 x } \frac{\text{Area indicated in the relevant land use rights certificate of the Outstanding Site}}{\text{Aggregate areas of the Outstanding Site}}$$

The Directors (including the independent non-executive Directors) consider that the Consideration and payment terms are fair and reasonable and on normal commercial terms.

Condition

The Agreement is conditional on Chevalier Chengdu and/or Beijing Feng Tong Xiang Rui having obtained permissions and approvals from the relevant PRC government authorities in respect of the Acquisition.

Termination

The Agreement may be terminated if:

(i) any material change in existing laws or regulations which would result in the Agreement being not enforceable or the Acquisition is not approved by the relevant PRC government authorities; or

(ii) with the consent of all parties to the Agreement to terminate the Agreement.

Other principal terms

Set out below are other principal terms of the Agreement:

(1) Financing of Beijing Feng Tong Xiang Rui

The investment sum of Beijing Feng Tong Xiang Rui is estimated to be approximately RMB500.0 million (equivalent to approximately HK$480.8 million), which is inclusive of RMB90.8 million (equivalent to approximately HK$87.3 million) invested up to date. Beijing Feng Tong Xiang Rui shall finance the operations of and investment in Beijing Feng Rui Residential Area by reinvesting proceeds from sales of the properties or borrowings from financial institutions. Any shortfall in financing the operations of and investment in Beijing Feng Rui Residential Area shall be funded by the shareholders of Beijing Feng Tong Xiang Rui by way of shareholders' loans in accordance with their respective shareholdings. The Directors are confident that the sale proceeds together with the borrowings from financial institutions will be sufficient for Beijing Feng Tong Xiang Rui's further investment needs and consider that further funding directly from the Company is unlikely.

(2). Distribution of sale revenue

The distribution of revenue from sale of properties in Beijing Feng Rui Residential Area will be as follows:

(i) settlement of payment by Shanghai Fu Cheng on behalf of Beijing Feng Tong Xiang Rui of RMB30,341,380 (equivalent to HK$29,174,404);

(ii) funding for operations of and investment in the development of Beijing Feng Rui Residential Area;

(iii) repayment of shareholders' loans, if any; and

(iv) distribution of dividends based on the shareholders' percentage interests in Beijing Feng Tong Xiang Rui.

INFORMATION ON BEIJING FENG TONG XIANG RUI

Beijing Feng Tong Xiang Rui is a company established in the PRC with limited liability on 25th January, 1996 with fully paid-up registered capital of RMB29,980,000 (equivalent to HK$28,826,923). Prior to Completion, Beijing Feng Tong Xiang Rui is owned as to 64%, 11% and 25% by Shanghai Fu Cheng, Shanghai Xi Cheng and Shanghai Yu Qing respectively. Immediately upon Completion, Beijing Feng Tong Xiang Rui will be owned as to 20%, 44%, 11% and 25% by Shanghai Fu Cheng, Chevalier Chengdu, Shanghai Xi Cheng and Shanghai Yu Qing respectively. Upon Completion, the board of directors of Beijing Feng Tong Xiang Rui will consist of seven directors, of which three will be nominated by Chevalier Chengdu or its nominee, two will be nominated by Shanghai Fu Cheng and one by each of Shanghai Xi Cheng and Shanghai Yu Qing.

Beijing Feng Tong Xiang Rui is principally engaged in the development of Beijing Feng Rui Residential Area located in Huairou District, Beijing, the PRC. Beijing Feng Rui Residential Area has a site area of 438.5 mu (equivalent to approximately 292,335 sq. m.) and it is a luxury residential real estate development project with a total floor area of approximately 200,000 sq. m. It has three phases and will be developed into four categories of villas with floor areas ranging from 324 sq. m. to 418 sq. m. Pre-sale of the first phase (the floor area is approximately one third of the entire project) of the project has started.

According to the management accounts prepared in accordance with generally accepted accounting principles in the PRC for the year ended 31st December, 2003, 31st December, 2004 and the eight months ended 31st August, 2005, Beijing Feng Tong Xiang Rui had no turnover. For the year ended 31st December, 2003, 31st December, 2004 and the eight months ended 31st August, 2005, Beijing Feng Tong Xiang Rui recorded net loss before taxation and after taxation of nil; RMB126,657 (equivalent to HK$121,786) and RMB192,551 (equivalent to HK$185,145) respectively. The net asset value of Beijing Feng Tong Xiang Rui as at 31st August, 2005 was approximately RMB57.1 million (equivalent to approximately HK$54.9 million), which mainly included inventory of RMB88.2 million (equivalent to approximately HK$84.8 million) and amounts due to Shanghai Fu Cheng of approximately RMB30.3 million (equivalent to approximately HK$29.2 million). Subsequent to 31st August, 2005, Beijing Feng Tong Xiang Rui obtained a bank loan of RMB80.0 million (equivalent to approximately HK$76.9 million).

REASONS FOR THE ACQUISITION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology.

Property investment and development has been one of the core businesses of the Group. By leveraging its solid experiences in managing public housing and the government's Private Sector Participation Scheme projects in Hong Kong, the Group has stepped up investment in property development in the PRC in recent years. It has established as one of the top property developers with extensive presence in major cities including Shanghai, Shenzhen, Dongguan, Chengdu, etc. and also across various types of projects such as

residential property, hotel and office premises. The property and hotel division of the Group has achieved substantial growths in turnover and profit by 57% and approximately 2.9 times respectively for the last financial year.

Although the PRC government has imposed austerity measures to curb over-investment, the Board is optimistic that these measures can help eliminate inefficient and speculative players in the market, thus pave way for healthy long-term growth of the PRC property market.

In view of the above, the Directors (including the independent non-executive Directors) consider that the Acquisition is in the interest of the Company and the Shareholders as a whole and the terms of the Agreement are fair and reasonable and on normal commercial terms.

FINANCIAL EFFECTS OF THE ACQUISITION

The financial effect of the Acquisition will be neutral on the net asset value of the Group. Nevertheless, if the Consideration exceeds the Group's attributable share of fair value of Beijing Feng Tong Xiang Rui, which will only be determined upon Completion, a goodwill will be resulted. Upon Completion, the Group's interest in Beijing Feng Tong Xiang Rui will be accounted for as a non-current asset in a jointly controlled entity of the Group at share of the net assets of such entity plus any goodwill as stated above.

The results of Beijing Feng Tong Xiang Rui, after Completion, will be equity accounted for in the financial statements of the Group. The goodwill, if any, will not be amortised but will be subject to the annual impairment review as stipulated under the Hong Kong Financial Reporting Standards.

The Acquisition will be satisfied by internal resources of the Group. The Directors believe that it will not significantly affect the cashflow position of the Group owing to its cash reserve at present.

GENERAL

Your attention is drawn to the additional information contained in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, and that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of Shares: Personal interests	Number of Shares: Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching ("Dr. Chow")	Beneficial owner	146,438,359*	–	146,438,359	52.57
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr. Chow beneficially owned 146,438,359 Shares, representing approximately 52.57% of the issued share capital of the Company. These Shares were same as those Shares disclosed in the section "Substantial shareholders' interests in securities" below.*

(b) Interests in associated corporation – shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
Dr. Chow	Chevalier iTech Holdings Limited ("CiTL")	Beneficial owner and interest of controlled corporation	6,815,854	104,102,933*	–	110,918,787	64.73
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	–	2,580,000	1.50
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.24
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.26

* *Dr. Chow had notified CiTL that under the SFO, he was deemed to be interested in 104,102,933 shares in CiTL which were all held by the Company as Dr. Chow beneficially owned 146,438,359 Shares, representing approximately 52.57% of the issued share capital of the Company.*

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the Shares or underlying Shares which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Substantial Shareholder	**Number of Shares held**	**Approximate percentage of interest** *(%)*
Dr. Chow	146,438,359	52.57
MIYAKAWA Michiko	146,438,359*	52.57

* *Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 146,438,359 Shares held by Dr. Chow.*

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, so far as is known to the Directors, none of the members of the Group are engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors have an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors have entered, or are proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. Ho Chung Leung, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. Kan Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its head office and principal place of business are situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

除上文所披露者外，於最後實際可行日期，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於本集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，本集團並無成員公司牽涉任何重大訴訟或仲裁；而據各董事所知，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，各董事概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，各董事概無與本公司或其附屬公司訂立或擬訂立任何服務合約，亦無於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

(乙)相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周博士	其士科技控股有限公司(「其士科技」)	實益擁有人及受控制公司之權益	6,815,854	104,102,933*	–	110,918,787	64.73
郭海生	其士科技	實益擁有人	2,400,000	–	–	2,400,000	1.40
馮伯坤	其士科技	實益擁有人	2,580,000	–	–	2,580,000	1.50
譚國榮	其士科技	實益擁有人	400,000	–	10,400	410,400	0.24
簡嘉翰	其士科技	實益擁有人	451,200	–	–	451,200	0.26

* *周博士實益持有146,438,359股份，佔本公司股份約52.57%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份104,102,933股之權益，周博士並已就此向其士科技作出知會。*

除上文所披露者外，於最後實際可行日期，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii. 主要股東之證券權益

於最後實際可行日期，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量	權益概約百分比 (%)
周博士	146,438,359	52.57
宮川美智子	146,438,359*	52.57

* *根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之146,438,359股股份。*

1. 責任聲明

本通函乃遵照該等規則提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲)本公司權益－股份

董事名稱	身份	股份數目 個人權益	股份數目 家族權益	總數	權益概約 百分比 *(%)*
周亦卿 (「周博士」)	實益擁有人	146,438,359*	－	146,438,359	52.57
郭海生	實益擁有人	98,216	－	98,216	0.04
馮伯坤	實益擁有人	93,479	－	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	－	29,040	0.01
何宗樑	實益擁有人	40,000	－	40,000	0.01

* *周博士實益持有146,438,359股份，佔本公司股份約52.57%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

參予多個住宅物業、酒店及辦公室物業的項目，成為其中一個主要的地產發展商。於上一個財政年度中，本集團在物業及酒店分類中分別錄得約57%營業額及約2.9倍盈利的增長。

縱然中國政府實施宏觀調控以控制過熱投資，董事會認為該措施可打擊市場的投機者，對中國物業市場的長遠增長抱樂觀態度。

據此，董事(包括獨立非執行董事)認為該項收購對本公司及股東整體而言實屬有利，協議條款為公平、合理及按一般商業條款進行。

收購之財務影響

收購對本集團資產淨值的財務影響為中性。然而，惟有在完成後才可定斷，倘若代價高於本集團在收購北京鳳桐祥瑞時所佔的公平價值，將會產生商譽。完成後，本集團於北京鳳桐祥瑞的權益將被視為本集團之共同控制實體的非流動資產；並以佔該實體之資產淨值及以上所述的商譽記賬。

完成後，北京鳳桐祥瑞的業績以權益會計法計入本集團的財務報表內。該商譽(如有)將不會被攤銷，並按香港財務報告準則作每年減值檢討。

收購將由本集團內部資源撥付。基於現時現金儲備情況，董事認為該撥付不會重大影響本集團的現金流動狀況。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零五年十一月八日

北京鳳桐祥瑞的資料

北京鳳桐祥瑞於一九九六年一月二十五日在中國成立之有限責任公司，其已繳註冊資本為人民幣29,980,000元（相等於港幣28,826,923元）。於完成前，北京鳳桐祥瑞由上海福城、上海熙誠及上海裕清分別持有64%、11%及25%之股權。於完成後，北京鳳桐祥瑞將會由上海福城、其士成都、上海熙誠及上海裕清分別持有20%、44%、11%及25%的股權。於完成後，北京鳳桐祥瑞的董事局將會由七名董事組成，其中包括三位由其士成都或其代理人委任，兩位由上海福城委任；其他兩位分別由上海熙誠及上海裕清委任。

北京鳳桐祥瑞主要業務為於中國北京懷柔區發展北京鳳瑞住宅小區。北京鳳瑞住宅小區為一項豪華住宅發展計劃，淨佔地塊面積為438.5畝（相約292,335平方米）；該項目可建建築面積約為200,000平方米，分三期興建，發展樓宇面積介乎324平方米至418平方米之四類別墅。第一期項目已展開預售，其樓宇面積約佔整個項目三份之一。

根據截至二零零三年及二零零四年十二月三十一日止之年度及二零零五年八月三十一日止八個月之公司賬目（按中國普遍採納的會計準則而編撰），北京鳳桐祥瑞並無營業額，除税前及除税後淨虧損分別為零、人民幣126,657元（相等於港幣121,786元）及人民幣192,551元（相等於港幣185,145元）。北京鳳桐祥瑞於二零零五年八月三十一日的資產淨值約為人民幣57,100,000元（相約於港幣54,900,000元）；主要包括存貨為人民幣88,200,000元（相約於港幣84,800,000元）及尚欠上海福城約人民幣30,300,000元（相約於港幣29,200,000元）之款項。於二零零五年八月三十一日後，北京鳳桐祥瑞獲銀行借貸人民幣80,000,000元（相約於港幣76,900,000元）。

收購原因

本公司為投資控股公司，透過其附屬公司，主要業務為建築及機械工程、保險及投資、物業投資、酒店投資及資訊科技。

物業投資及其發展為本集團主要業務之一。本集團藉着在香港擁有的公共房屋物業管理及興建多項政府批出的私人參建居屋計劃項目的豐富經驗，近年已踏足中國物業發展投資。本集團在主要城市包括上海、深圳、東莞及成都等，

終止

協議在下列情況下將會終止：

(i) 任何就現行法律或法規有重大改變使協議未能實行或收購不獲中國政府有關機構批准；或

(ii) 所有協議訂約方同意終止協議。

其他主要條款

協議其他主要條款如下：

(1) 北京鳳桐祥瑞的融資

北京鳳桐祥瑞的投資總額估計約為人民幣500,000,000元（相約於港幣480,800,000元），包括截至今日的已投入資金人民幣90,800,000元（相約於港幣87,300,000元）。北京鳳桐祥瑞將從銷售物業的收益再投資或向財務機構借貸以營運及注資北京鳳瑞住宅小區。北京鳳瑞住宅小區營運及投資的融資餘額將按北京鳳桐祥瑞股東按其各自股權比例提供以股東貸款方式投入。董事確信銷售物業的收益及財務機構的借貸已足夠北京鳳桐祥瑞的投資所需而無需本公司再作資金投入。

(2) 銷售收益分配

北京鳳瑞住宅小區的銷售物業收益將分配如下：

(i) 支付上海福城為北京鳳桐祥瑞墊付人民幣30,341,380元（相等於港幣29,174,404元）；

(ii) 作北京鳳瑞住宅小區發展的營運及投資；

(iii) 償還股東貸款（如有）；及

(iv) 按各股東在北京鳳桐祥瑞的權益比例分派股息。

就董事所知、所信，並經所有合理查詢後，於最後實際可行日期，上海福城、上海熙誠及上海裕清及其各自之實益擁有人為本公司及其關連人士或其各自之聯繫人的獨立第三者，並與其上述人士沒有關連。

收購資產

北京鳳桐祥瑞主要業務為於中國北京懷柔區發展北京鳳瑞住宅小區；淨佔地塊面積約為438.5畝。

代價及繳款條款

該收購之代價為人民幣150,493,200元（相等於港幣144,705,000元），乃經其士成都及賣方公平磋商，並參考董事在物業發展及投資的經驗、對北京住宅物業市道的整體展望及掌握鄰近物業價值資料而釐定。該代價會由本集團的內部資源撥付。

該代價為：

(i) 於協議訂立日期時支付現金人民幣13,191,200元（相等於港幣12,683,846元）不可退回的按金；及

(ii) 餘下款項為人民幣137,302,000元（相等於港幣132,021,154元），將根據以下方程式把148.46畝（相約98,974平方米）餘下地塊取得土地使用權證的進度分期支付：

$$\text{人民幣137,302,000元} \times \frac{\text{餘下地塊取得相關土地使用權證面積}}{\text{總餘下地塊面積}}$$

董事（包括獨立非執行董事）認為該代價及繳款條款為公平、合理及按一般商業條款進行。

條件

該協議為有條件，需待中國有關政府機構准許及同意其士成都及／或北京鳳桐祥瑞的收購。

按照上市規則，該收購構成本公司須予披露交易。本通函旨在向　閣下提供協議進一步資料、北京鳳桐祥瑞、北京鳳瑞住宅小區及按載於本通函附錄之其他資料。

協議

於二零零五年十月十八日，本公司之全資附屬公司－其士成都與賣方訂立協議，根據該項協議的條款，就有關其士成都或其代理人，向賣方有條件同意購入，北京鳳桐祥瑞44%註冊股本權益，現金總值為人民幣150,493,200元（相等於港幣144,705,000元）。

訂約方

賣方：	上海福城，一家於一九九五年八月十八日在中國成立之有限責任公司。上海福城主要業務為物業發展、顧問服務、物業管理、室內設計、銷售建築材料、金屬及機電用具。
買方：	其士成都，一家為外商獨資企業，並於中國成立之有限責任公司，為本公司之全資附屬公司。
其他北京鳳桐祥瑞現時股東：	上海熙誠及上海裕清。

上海熙誠於二零零五年四月二十日在中國成立之有限責任公司。上海熙誠主要業務為投資管理、物業管理、物業租賃、工程用具租賃、建築工程服務、物業及商業資訊咨詢服務及金屬、建築材料、機械用具、汽車配件及各種貨物之銷售。於完成前，上海熙誠持有北京鳳桐祥瑞11%股權；在完成後，該持股比率維持不變。

上海裕清於一九九八年三月二十六日在中國成立之有限責任公司。上海裕清主要業務為建築材料、橡膠產品、木材、紡織品、金屬及礦物之銷售及物業租賃。於完成前，上海裕清持有北京鳳桐祥瑞25%股權；在完成後，該持股比率維持不變。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司 *

(於百慕達註冊成立之有限公司)
(股份代號：025)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
譚國榮
簡嘉翰
周維正
何宗樑

獨立非執行董事：
黃宏發O.B.E., J.P.
周明權O.B.E., J.P.
李國謙

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

須予披露交易

緒言

於二零零五年十月二十一日，董事宣佈於二零零五年十月十八日，本公司之全資附屬公司—其士成都為買方與賣方訂立一項有關擬收購北京鳳桐祥瑞44%註冊股本權益協議，總代價為現金人民幣150,493,200元(相等於港幣144,705,000元)。

北京鳳桐祥瑞主要業務為於中國北京懷柔區發展北京鳳瑞住宅小區。北京鳳瑞住宅小區為一項豪華住宅發展計劃，地塊淨面積為438.5畝(相約292,335平方米)；該項目可建建築面積約為200,000平方米，分三期興建，發展樓宇面積介乎324平方米至418平方米之四類別墅。第一期項目已展開預售。

* *僅供識別*

「股東」	指	股份持有人
「地塊」	指	北京鳳瑞住宅小區，佔地面積438.5畝(相約292,335平方米)
「聯交所」	指	香港聯合交易所有限公司
「港幣」	指	港元，香港法定貨幣
「畝」	指	一畝相約於666.67平方米
「人民幣」	指	人民幣，中國之法定貨幣
「平方米」	指	平方米
「%」	指	百分比

本通函中所述之人民幣款項按港幣1.00元兑人民幣1.04元換算，僅供説明之用。

「按金」	指	按協議，其士成都付予賣方為人民幣13,191,200元(相等於港幣12,683,846元)之現金
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零五年十一月四日，即本通函附印前可確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市公司董事進行證券交易的標準守則
「餘下地塊」	指	於協議簽訂日期時，仍未取得土地使用權證的總面積148.46畝(相約98,974平方米)的土地
「中國」	指	中華人民共和國，但就本通函而言，不包括香港、中國澳門特別行政區及台灣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「上海福城」或「賣方」	指	上海福城房地產開發有限公司，一間於中國成立之有限責任公司
「上海熙誠」	指	上海熙誠實業有限公司，一間於中國成立之有限責任公司
「上海裕清」	指	上海裕清企業發展有限公司，一間於中國成立之有限責任公司
「股份」	指	本公司每股面值港幣1.25元之股份

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「收購」	指	其士成都收購北京鳳桐祥瑞44%註冊股本權益的收購建議
「協議」	指	於二零零五年十月十八日由北京鳳桐祥瑞、上海福城、其士成都、上海熙誠及上海裕清有關收購的買賣協議
「聯繫人」	指	具上市規則所賦予之涵義
「北京鳳瑞住宅小區」	指	北京鳳桐祥瑞在中國北京懷柔區發展的住宅物業項目
「北京鳳桐祥瑞」	指	北京鳳桐祥瑞房地產開發有限公司，一間於中國成立的有限責任公司，主要業務為發展北京鳳瑞住宅小區
「董事會」	指	董事會
「其士成都」	指	其士(成都)投資管理有限公司，一間為外商獨資企業並於中國成立之有限責任公司，為本公司之全資附屬公司
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之有限責任公司，其股份於聯交所上市
「完成」	指	完成收購
「關連人士」	指	具上市規則所賦予之涵義
「代價」	指	就該收購，其士成都將付予賣方的總代價為現金人民幣150,493,200元(相等於港幣144,705,000元)

目錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或受讓人。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：025)

須予披露交易

其士國際集團有限公司之財務顧問

新百利有限公司

* *僅供識別*

二零零五年十一月八日